Form 20-F
period 2005-12-31
WiderThan Co., Ltd.
filed 2006-05-15
CIK 1342167

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 000-51631

WiderThan Co., Ltd.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name in English)

Republic of Korea
(Jurisdiction of incorporation or organization)

17F, K1 REIT Building, 463
Chungjeong-ro 3-ga
Seodaemun-gu, Seoul. 120-709 Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

(1) Common Shares, par value KRW 500 per share
(2) American Depositary shares, as evidenced by American depositary receipts, each representing one common share	The Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
19,807,216 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One).
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our consolidated financial statements are expressed in dollars, the currency of the United States of America.

Our fiscal year ends on December 31 of each year. References to any specific fiscal year or to “FY” refer to the year ended December 31 of the calendar year specified. Unless the context otherwise requires, references in this annual report to:

•	“Korea” or the “Republic” are to The Republic of Korea;

•	“Government” are to the government of Korea;

•	“U.S.” or the “United States” are to the United States of America;

•	“we,” “us,” “our” or “our company” are to WiderThan Co., Ltd. and its subsidiaries while “WiderThan” are to WiderThan Co., Ltd. on a standalone basis;

•	“WiderThan Americas” are to WiderThan Americas, Inc., our wholly-owned subsidiary formerly known as Ztango, Inc.;

i

•	“SK Business Group” are to a group of companies, including us, affiliated with SK Telecom Co., Ltd., our second largest shareholder, and SK Corp., which are considered to be related parties under Korean law;

•	“Securities Act” or “U.S. Securities Act” are to the Securities Act of 1933, as amended;

•	“Korean Won”, “Won” or “W” are to the currency of Korea; and

•	“U.S. dollars”, “US$” or “$” are to the currency of the United States.

Our reporting currency is the U.S. dollar. See “Item 3. Key Information — Exchange Rate Information.”

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

Forward Looking Statements

This document includes “forward-looking statements”. Forward-looking statements include statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project”, “predict”, “plan” and similar words used in connection with any discussion of our future operating or financial performance identify forward-looking statements. In addition, all statements other than statements of historical facts included in this document are forward-looking statements.

Statements of our belief or expectation made in this document are based upon our review and assessment of our relative competitors and our competitive position in the industry in which we operate, financial and other information collected through our business operations and industry-related announcements, press releases, articles and reports.

Although we believe that expectations reflected in the forward-looking statements in this document are reasonable, we can give no assurance that such expectations will prove to be correct. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. This document discloses, under the caption “Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

We caution you not to place undue reliance on the forward-looking statements in this document, which speak only as of the date of this document. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur and our actual results may differ materially from those anticipated in these forward-looking statements.

ii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The balance sheet data as of December 31, 2004 and 2005, and the statement of operations data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited financial statements and related notes thereto included elsewhere in this annual report. The balance sheet data as of December 31, 2002 and 2003, and the statement of operations data for the year ended December 31, 2002, are derived from our audited financial statements and related notes thereto not included in this annual report. The balance sheet data as of December 31, 2001, and the statement of operations data for the year ended December 31, 2001 are derived from our unaudited financial statements not included in this annual report.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The information set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes thereto included elsewhere in this annual report.

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use non-GAAP measures of certain components of financial performance, including adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization) and adjusted net income, which are adjusted from results based on U.S. GAAP to exclude certain expenses. The non-GAAP measures exclude non-cash stock-based compensation expense, depreciation and amortization expense from our statement of operations data. We more fully discuss these non-GAAP financial measures and the limitations of these measures under “Item 5. Operating and Financial Review and Prospects — Non-GAAP Financial Measures.”

	For the Years Ended December 31,
	2001	2002	2003	2004(1)	2005(1)
	(Unaudited)
	(In thousands of US$, except share and per share data)

Statement of operations data:
Revenues:
Service revenues(2)
Carrier application services	$—	$4,682	$12,756	$24,670	$61,211
Content services	1,176	4,580	11,448	18,176	18,228
Professional and other services	4,328	10,892	10,370	9,423	9,149

Total service revenues	5,504	20,154	34,574	52,269	88,588

System sales(2)	14,033	23,212	24,470	10,563	12,829

Total revenues	19,537	43,366	59,044	62,832	101,417

Costs and expenses:
Cost of service revenues (exclusive of depreciation and amortization, as shown below)(2)	6,401	12,591	17,766	22,585	33,541
Cost of system sales (exclusive of depreciation and amortization, as shown below)(2)	10,172	21,260	20,311	7,813	7,914
Depreciation and amortization	233	543	1,244	2,490	4,269
Selling and marketing	227	1,454	2,841	2,601	4,711
General and administrative	2,369	3,511	7,300	14,355	24,250
Research and development	—	1,020	1,374	3,760	12,016
Stock compensation (Note A)	—	—	—	3,029	3,363

Total costs and expenses	19,402	40,379	50,836	56,633	90,064

Operating income	135	2,987	8,208	6,199	11,353
Other income (loss)
Interest income, net	87	110	303	367	445
Foreign exchange gain (loss), net	(6)	(10)	5	(574)	(19)
Investment income (loss)	31	—	(145)	—	361

Total other income (loss)	112	100	163	(207)	787

Income before taxes, minority interest and earnings from equity method investment	$247	$3,087	$8,371	$5,992	12,140
Income taxes	70	1,153	2,583	2,156	3,791

Income before minority interest and earnings from equity method investment	177	1,934	5,788	3,836	8,349
Minority interest	—	—	—	—	153
Earnings (loss) from equity method investment	(93)	1	201	113	75

Net income	$84	$1,935	$5,989	$3,949	$8,577

Accretion of preferred shares	$—	$(371)	$(283)	$(505)	$(1,354)
Amounts allocated to participating preferred shareholders	—	(253)	(871)	(770)	(1,807)

Net income attributable to common stockholders	$84	$1,311	$4,835	$2,674	$5,416

Earnings per share — basic	$0.01	$0.13	$0.48	$0.26	$0.49

Earnings per share — diluted(3)	$0.01	$0.13	$0.48	$0.26	$0.49

Weighted average number of shares — basic	9,610,959	10,000,000	10,000,000	10,293,151	10,958,986

Weighted average number of shares — diluted	9,610,959	10,000,000	10,000,000	10,326,993	11,081,085

Note A:	The following stock compensation expenses resulting from our stock options, ESOA and VSOs and the VSO Replacement Cash Rights and the KSO Cancellee Cash Rights are not included in the following expense categories:

	For the Years Ended December 31,
	2001	2002	2003	2004(1)	2005(1)
	(Unaudited)

Cost of services revenues	$—	$—	$—	$1,024	$286
Cost of system sales	—	—	—	326	22
General and administrative	—	—	—	1,041	2,546
Research and development	—	—	—	638	509

	$—	$—	$—	$3,029	$3,363

	As of December 31,
	2001	2002	2003	2004	2005
	(Unaudited)

Balance sheet data:
Cash and cash equivalents	$2,318	$2,793	$10,826	$17,817	$71,171
Total current assets	9,347	22,604	26,038	40,657	129,280
Working capital(4)	2,447	4,903	11,776	18,890	86,348
Property, plant and equipment, net	913	2,532	4,646	8,119	10,346
Total assets	11,077	29,940	32,280	73,364	168,333
Short-term debt	—	—	—	—	—
Total current liabilities	6,900	17,701	14,262	21,767	42,932
Total liabilities	7,378	18,417	14,843	24,328	47,337
Minority interest	—	—	—	—	(133)
Series A, Series B and Series C convertible redeemable preferred stock	—	5,497	5,780	25,660	—
Total stockholders’ equity	3,699	6,026	11,657	23,376	121,129

	As of and for the Year	As of and for the Year
	Ended December 31,	Ended December 31,
	2004	2005

Selected operational data for carrier application services:
Ringback tones:
Number of carriers(5)	5	6
Number of accessible subscribers(6) (in millions)	102.3	128.2
Number of ringback tone subscribers(7) (in millions)	9.6	14.3
Inter-carrier messaging:
Number of carriers(5)	18	27
Number of messages delivered(8) (in billions)	5.9	17.3
Music-on-demand:
Number of carriers(5)	1	1
Number of accessible subscribers(6) (in millions)	18.8	19.4

Notes:

(1)	Reflects our acquisition of WiderThan Americas effective October 8, 2004.
(2)	The following information sets forth our related party revenues and costs from SK Telecom and other affiliated companies within the SK Business Group included in the following line items for the relevant periods.

	For the Year Ended December 31,
	2003	2004	2005
	(In thousands of US$)

Service revenues	$34,273	$46,646	59,169
System sales	23,601	4,436	9,123
Cost of service revenues	940	1,464	2,331
Cost of system sales	1,018	9	102

(3)	Our diluted earnings per share is calculated as net income divided by our diluted weighted average shares outstanding. We have various securities, which are potentially dilutive to the basic earnings per share calculations, including the employee stock options and, prior to our initial public offering in December 2005, the Series A, B and C convertible redeemable preferred shares. As the Series A and Series B convertible redeemable preferred shares have redemption and beneficial conversion accretion that would be added back in the “as converted” calculation for the diluted earnings per share, which causes additional income to be added back to the basic net income, the effects of the Series A, B and C convertible redeemable preferred shares are excluded from the actual earnings per share calculation for periods when they were outstanding. The effect of the Series A and Series B convertible redeemable preferred shares is excluded from the 2002, 2004 and 2005 diluted earnings per share calculation as its effect is anti-dilutive.
(4)	Working capital is calculated as current assets less current liabilities.
(5)	Represents the aggregate number of carriers for which the relevant service was in operation during the relevant period.

(6)	Represents the approximate aggregate number of our carrier customers’ wireless subscribers at the end of the relevant period as reported publicly by our carrier customers.

(7)	Represents the aggregate number of subscribers to the ringback tone service provided by our carrier customers during the relevant period.

(8)	Represents the aggregate number of messages delivered by means of our inter-carrier messaging service on behalf of our carrier customers during the relevant period.

Quarterly Results of Operations

The following tables present our unaudited actual quarterly results of operations for the years ended December 31, 2005 and 2004 and unaudited pro forma quarterly results of operations for the eight quarters through December 31, 2005. You should read the following table in conjunction with the consolidated financial statements, related notes and “Item 5. Operating and Financial Review and Prospects.” contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information includes all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial condition and results of operations for the quarters presented.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
Statement of Operations Data:	2004	2004	2004	2004(1)	2005(1)	2005(1)	2005(1)	2005(1)
	(In thousands of US$, except share and per share data)
	(Unaudited)

Revenues:
Service revenues(2)
Carrier application services	$4,059	$5,339	$6,218	$9,251	$12,153	$13,860	$17,497	$17,627
Content services	3,057	4,023	4,376	6,866	5,735	3,979	4,152	4,358
Professional and other services	2,374	2,488	2,367	2,177	2,180	2,082	2,152	2,726

Total service revenues	9,490	11,850	12,961	18,294	20,068	19,921	23,801	24,711

System sales(2)	624	951	4,358	4,785	2,196	2,283	1,773	6,526

Total revenues	10,114	12,801	17,319	23,079	22,264	22,204	25,574	31,237

Costs and expenses:
Cost of service revenues(2)(3)	4,495	5,383	5,716	7,080	7,168	7,285	8,824	10,217
Cost of system sales(2)(3)	793	935	3,209	2,953	1,048	1,566	1,438	3,835
Depreciation and amortization	443	527	653	883	980	1,051	1,072	1,163
Selling and marketing	366	224	647	1,411	961	1,324	1,254	1,172
General and administrative	2,895	3,484	3,454	4,580	5,673	5,288	6,290	7,559
Research and development	525	554	660	2,092	2,507	3,041	3,257	3,207
Stock compensation (Note A)	2	2,700	77	216	558	636	1,375	805

Total costs and expenses	9,519	13,807	14,416	19,215	18,895	20,191	23,510	27,958

Operating income (loss)	595	(1,006)	2,903	3,864	3,369	2,013	2,064	3,279
Other income (loss)	88	121	83	(528)	182	160	73	373

Income (loss) before taxes, minority interest and earnings from equity method investment	683	(885)	2,986	3,336	3,551	2,173	2,137	3,652
Income taxes	232	(300)	1,013	1,261	909	643	996	1,234
Minority interest	—	—	—	—	—	—	687	206
Earnings (loss) from equity method investment	(80)	26	88	83	(115)	57	(74)	53

Net income (loss)	$371	$(559)	$2,061	$2,158	$2,527	$1,587	$1,754	$2,677

Accretion of preferred shares	$(74)	$(75)	$(77)	$(288)	$(328)	$(297)	$(246)	$(371)

Amounts allocated to participating preferred shareholders	(82)	—	(284)	(507)	(642)	(586)	(475)	(529)

Net income (loss) attributable to common shareholders	$215	$(634)	$1,700	$1,363	$1,557	$704	$1,033	$1,777

Earnings (loss) per share — basic	$0.02	$(0.07)	$0.16	$0.13	$0.15	$0.08	$0.10	$0.14

Earnings (loss) per share — diluted(4)	$0.02	$(0.07)	$0.16	$0.13	$0.15	$0.08	$0.06	$0.14

Weighted average number of shares — basic	10,000,000	10,164,835	10,500,000	10,500,000	10,500,000	10,500,000	10,500,000	12,320,977

Weighted average number of shares — diluted	10,000,000	10,164,835	10,500,000	10,500,000	10,523,177	10,510,517	10,580,229	12,509,359

Note A:	The following stock compensation expenses resulting from our stock options, ESOA, VSOs, VSO Replacement Cash Rights, and KSO Cancellee Cash Rights are not included in the following expense categories:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004(1)	2005(1)	2005(1)	2005(1)	2005(1)
	(In thousands of US$, except share and per share data)
	(Unaudited)

Cost of service revenues	$—	$994	$—	$15	$54	$57	$90	$85
Cost of system sales	—	311	—	12	5	7	7	4
General and administrative	2	891	77	59	382	434	1,087	641
Research and development	—	504	—	130	117	138	191	75

	$2	$2,700	$77	$216	$558	$636	$1,375	$805

Notes:

(1)	Reflects our acquisition of WiderThan Americas effective October 8, 2004.

(2)	The following information sets forth our related party revenues and costs from SK Telecom and other affiliated companies within the SK Business Group included in the following line items for the relevant periods.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004	2005	2005	2005	2005
	(In thousands of US$)
	(Unaudited)

Service revenues	$8,975	$11,791	$11,888	$14,147	$14,337	$13,598	$16,259	$14,747
System sales	601	316	25	3,647	974	1,596	1,035	5,454
Cost of service revenues	37	220	267	979	173	259	609	1,275
Cost of system Sales	—	1	2	5	3	17	59	24

(3)	Excludes depreciation and amortization.

(4)	Our diluted earnings per share is calculated as net income divided by our diluted weighted average shares outstanding. We have various securities, which are potentially dilutive to the basic earnings per share calculations, including the employee stock options and, prior to our initial public offering in December 2005, the Series A, Series B and Series C convertible redeemable preferred shares. As the Series A and Series B convertible redeemable preferred shares have redemption and beneficial conversion accretion that would be added back in the “as converted” calculation for the diluted earnings per share, which causes additional income to be added back to the basic net income, the effects of the Series A and Series B convertible redeemable preferred shares are excluded from the actual “earnings per share calculation” for periods where they were outstanding. The effects of the Series A and Series B convertible redeemable preferred shares are excluded from the actual earnings per share calculation for the three months ended March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005, as their effects are anti-dilutive.

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use non-GAAP measures of certain components of financial performance, including adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization) and adjusted net income, which are adjusted from results based on U.S. GAAP to exclude certain expenses. The non-GAAP measures exclude non-cash stock-based compensation expense, depreciation and amortization expense from our statement of operations data. We more fully discuss these non-GAAP financial measures and the limitations of these measures under “Item 5. Operating and Financial Review and Prospects — Non-GAAP Financial Measures.”

Exchange Rate Information

Fluctuations in the exchange rate between the Korean Won and U.S. dollar may affect the market price of our ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in Korean Won and the Korean Won proceeds received by the depositary from any sale of our common shares represented by our ADSs.

For the purpose of our financial reporting, we have selected the U.S. dollar as our reporting currency. We translated our Korean Won-denominated financial statements into U.S. dollars using noon buying rates. The “noon buying rate” is the rate that the City of New York used for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table below sets forth, for the periods indicated, information concerning the noon buying rate for the Korean Won, expressed in Won per one U.S. dollar.

	Low		High		Average(1)		Period-End
	(Won per $1.00)

Year ended December 31, 2001	W	1,234.0	W	1,369.0	W	1,292.0	W	1,313.5
Year ended December 31, 2002		1,160.6		1,332.0		1,250.4		1,186.3
Year ended December 31, 2003		1,146.0		1,262.0		1,192.1		1,192.0
Year ended December 31, 2004		1,035.1		1,195.1		1,145.2		1,035.1
Year ended December 31, 2005		997.0		1,059.8		1,023.8		1,010.0
November 2005		1,034.4		1,049.0		1,040.8		1,037.4
December 2005		1,009.0		1,036.9		1,022.4		1,010.0
January 2006		958.9		1,002.9		981.4		958.9
February 2006		962.0		976.3		969.8		970.9
March 2006		966.8		982.0		974.7		971.4
April 2006		939.6		970.4		952.6		942.8

Source: Federal Reserve Bank of New York.

Note:

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

Risk Factors

The following important factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 20-F or presented elsewhere by management from time to time.

Risks related to our business

We rely on SK Telecom, the largest wireless carrier in Korea, to generate a majority of our revenues and partner with us to develop and test many of our services for commercial viability, and any loss or deterioration of this relationship, or a material change, could materially harm our business.

We offer our mobile entertainment services to consumers in Korea through SK Telecom, the largest wireless carrier in Korea, which services over 19 million mobile phone subscribers in Korea. As of the date hereof, SK Telecom is one of our largest shareholders. In 2004, we received approximately 80% of our revenues from SK Telecom, and in 2005, we received approximately 65% of our revenues from SK Telecom. We expect that we will continue to generate a significant portion of our revenues through SK Telecom for the foreseeable future. If SK Telecom decides not to or is unable to market or distribute our applications, or decides to terminate or not to renew its business contracts with us, or if our relationship with SK Telecom deteriorates in any significant way, we may be unable to replace the affected business arrangements with acceptable alternatives, which could materially harm our business, operating results and financial condition.

In addition, a large portion of our business, and in particular our product development and service operation organizations, is conducted in conjunction with SK Telecom. We have a strategic relationship with SK Telecom that involves daily employee interaction and integration of our product planning processes. Based on the experience we accumulate in Korea through SK Telecom, we are then able to select our successful services and offer them to other wireless carriers worldwide. If we are unable to continue our service development in conjunction with SK Telecom, our ability to develop, test and introduce new services will be materially harmed.

We use certain intellectual property rights belonging to SK Telecom to provide our music-on-demand carrier application service. If we are unable to secure a license on terms favorable to us, we may be prevented from providing these services or will incur significant costs to seek alternative technologies or expertise, each of which would result in loss of revenues or business opportunities or reduced margins.

Our music-on-demand contract with SK Telecom provides that the patent, copyright, know-how and other intellectual property rights developed or created by us in the course of integrating the system and operating the MelOn music-on-demand carrier application service are assigned to SK Telecom. Our strategy involves leveraging off of our expertise accumulated through our experience and relationship with SK Telecom, including our operation of SK Telecom’s music-on-demand service, in achieving our global expansion. If we use any of SK Telecom’s patents, copyrights, know-hows or other intellectual property rights in connection with providing music-on-demand solutions to our carrier customers other than SK Telecom, then such use will be accomplished under a license agreement obtained with SK Telecom and we will be required to make royalty payments to SK Telecom. In addition, if we are unable to renew this license on terms favorable to us, or at all, upon its expiration we may be prevented from providing these affected services or will incur significant costs to seek alternative technologies or expertise, each of which would result in loss of revenues or business opportunities or reduced margins that would materially harm our business, operating results and financial condition.

SK Telecom continues to have significant influence over us and could delay or prevent a change in corporate control, which could in turn reduce the market price of our ADSs.

We were founded by several SK Telecom executives with initial capital contribution from SK Telecom, among others. Six of our executive officers, including our chief executive officer (who is also our representative director), executive vice president and three vice presidents for our core business divisions such as applications, music and the Asia-Pacific operation, were formerly employed by SK Telecom. Two of our other directors are currently employed by SK Telecom and three of our directors were nominated by SK Telecom. As of March 31, 2006, SK Telecom owned 10.1% of our outstanding voting shares.

In addition, in connection with certain transactions, SK Telecom possesses a contractual right of first refusal that may prevent or delay a change of control in us. Until December 2004, Mr. Tae Won Chey directly owned 5.6 million of our common shares. In December 2004, Mr. Chey sold 4.6 million of our common shares to SAIF Capital Limited, Nokia Venture Partners II, L.P. (and to its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC and WTC Investment, LLC. In connection with this divestiture, the parties agreed to provide SK Telecom with the right of first refusal until December 2007 to purchase all but not part of the securities, assets, property and any other rights or options that are to be transferred by us or such shareholders in connection with any transaction resulting in a change of ownership of (A) more than one half of our voting common shares, by means of (i) a merger, share exchange or consolidation, or (ii) the issuance, sale or transfer of securities or (B) a sale of substantially all of our consolidated assets. In addition, we or such shareholders have agreed not to take any action, waive any right or otherwise seek to complete or directly facilitate any transactions resulting in such change of control transaction. Additionally, one of the remaining provisions of our investor rights agreement, as amended and restated in December 2004 and further amended in August 2005, entered into among us, SK Telecom, Mr. Chey, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., i-Hatch WTC Holdings, LLC, SAIF Capital Limited, WTC Investment LLC and holders of our former Series B preferred shares provides SK Telecom with a right of first offer or right of first refusal, as the case may be, to acquire the 4.6 million common shares sold by Mr. Chey in December 2004 before the current shareholders offer to, or accept an offer from, third parties to purchase those common shares. This right expires in April 2008.

Accordingly, SK Telecom will be able to exercise significant influence in determining the outcome of any corporate transaction or other matter submitted to our board of directors or our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. It will also have significant control in preventing or facilitating a change in control. Based on the foregoing, we may be prevented from entering into transactions that could otherwise be beneficial to us. The interest of SK Telecom may differ significantly from the interests of our other shareholders, including you, which could in turn reduce the market price of the ADSs.

In addition, Mr. Chey was one of our founders and, from August 2000 to July 2003, he served as our chief executive officer and representative director. He resigned from his position as our chief executive officer in July 2003 and as our director in March 2004. In 2002, Mr. Chey was charged with facilitating illicit stock trading and bookkeeping irregularities by SK Networks, an affiliate of the SK Business Group. In June 2003, Mr. Chey was sentenced by the Korean courts to a three year imprisonment, which was confirmed by the Seoul High Court in June 2005 but with a probation of five years and a suspended sentence. The prosecution and Mr. Chey have each appealed to the Supreme Court of Korea. Continued negative publicity with respect to Mr. Chey’s criminal proceeding or with respect to the SK Business Group, including SK Telecom, could adversely affect the market price of the ADSs. See “Item 7. Major Shareholders and Related Party Transactions — Relationship with Mr. Tae Won Chey”.

The markets in which we operate are highly competitive and many of our competitors have greater resources than we do.

The market for mobile entertainment services, including ringback tone solutions, is highly competitive. Currently, we consider our primary global competitors to be (i) NMS, Comverse and Huawei with respect to ringback tone application service and ringback tone system sales and system integration, (ii) Alcatel, Ericsson, Musiwave (acquired by Openwave) and Siemens with respect to music-on-demand, (iii) Mobile365 with respect to inter-carrier messaging services, (iv) in Korea, Danal, Yaho Communications, 5425.com, Witcom and Cowon and, globally, InfoSpace Mobile, For-Side, Faith, Inc., Kanematsu USA, Motricity, Sony Music Entertainment and Walt Disney Internet Group with respect to mobile music content and (v) Com2us and Gamevil with respect to mobile games in Korea and JAMDAT Mobile (acquired by Electronic Arts),iPlay, Gameloft, Mforma, Glu Mobile and THQ Wireless with respect to mobile games in the global market. Likely competitors in the future may include other major media companies, Internet portal companies, content aggregators, wireless software providers and other pure-play wireless entertainment publishers. In connection with music-on-demand in particular, we may in the future compete with companies such as Apple, Microsoft, Napster, Real Networks and Yahoo! Inc. which currently provide music-on-demand services for online or other non-mobile platforms. In addition, as the traditional music market has shown declines in revenues and profitability in recent years, the traditional music labels have been looking at the digital music market as an alternative source for revenues and profitability. These music labels may attempt to enter the digital music market on their own, demand more aggressive revenue sharing arrangements or seek an alternative business model less favorable to us. Some or all of our competitors may have advantages over us, which include the following:

•	substantially greater financial resources;

•	stronger brand recognition;

•	capacity to leverage their marketing expenditures across a broader portfolio of wireless and non-wireless products;

•	extensive relationships with customers; and

•	broader geographic presence.

Increased competition has resulted in pricing pressure, forcing us to lower the selling price of our services. If we are not as successful as our competitors in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business. In addition, our competitors may offer new or different services in the future which are more popular than our current services.

As we expand outside of our existing markets, we may face added business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder our growth.

An important element of our business strategy is the expansion of our international sales by targeting markets in which we do not currently provide our services, such as other parts of Asia and Europe. However, we have limited experience in global expansion, and thus we face considerable challenges in executing our strategy. These risks include the following:

•	difficulties in obtaining market acceptance of our services in other global markets;

•	our lack of local presence and familiarity of business practices and conventions in certain markets, particularly in Europe and China;

•	difficulties and additional time and expenses in customizing and localizing our applications and systems for new markets; and

•	shortages of personnel with both local language skill and experience with our services and applications.

In addition, we are subject to risks generally applicable to international operations which include the following:

•	differences in network and system requirements that may require additional time and resources to make our applications and services compatible with carrier networks;

•	burdens or cost of complying with a wide variety of foreign laws and regulations, including unexpected changes in regulatory requirements;

•	foreign exchange controls that might prevent us from repatriating income earned in countries outside Korea; and

•	longer payment cycles and greater difficulty collecting accounts receivable in developing countries.

Any of the foregoing risks could prevent us from introducing services globally on a timely basis or at all and may harm our international expansion efforts and materially and adversely affect our business, operating results and financial condition.

None of our carrier customer contracts obligates our carrier customers to use our services or to market or promote our services to their subscribers.

We derive the largest portion of our revenues from carrier application services. Our carrier application services contracts provide for revenue sharing arrangements but none of these contracts, including our carrier application services contracts with SK Telecom, obligates our carrier customers to market or distribute any of our applications. For the most part, these contracts provide that we earn and receive revenue only if and when wireless subscribers actually use or subscribe to the service and only a few provide for significant minimum payments to us. As a result, our revenues are subject to uncertainties that are beyond our control, including market acceptance of our application services by the carrier customers’ own subscribers or the subscriber churn rate of our carrier customers. For the most part, our revenues are dependent upon the marketing and promotion activities conducted by our carrier customers. Without appropriate marketing, promotion and pricing of the end-subscriber service by our carrier customers, the end-subscribers could cease using, or use less of, our services, and thus, our results of operations could be materially harmed. For example, the current practice among our carrier customers generally is to place the most popular wireless services at the top of the menu on the first page available on their mobile phone portals or in the most prominent positions on the carrier website. Services at the top of the menu and in more prominent positions are more accessible to users than other services and, in our experience, are more frequently accessed than those services in different positions. Generally in the past, we have enjoyed good positioning on carrier menus and websites. However, if our carrier customers change their current practices so that our applications are less prominently displayed or are not the most accessible to customers, our services could become more difficult for users to access and could, therefore, become less popular. This could materially and adversely affect the revenue from our application services, and thus our overall financial condition.

Since most of these carrier customer contracts are non-exclusive, it is possible that our wireless carriers could purchase similar application services from third parties, and cease to use our service in the future. Even if such carrier customers continue to retain our services, our carrier customer contracts do not prevent such carrier customers from significantly reducing the level of marketing or promotion of our applications or from electing to market or promote similar applications purchased from and provided by our competitors. Any of the foregoing may result in the loss of future revenues from our carrier application services.

A substantial portion of our revenue is subject to the pricing decisions of our carrier customers.

We earn a substantial portion of our revenue through revenue-sharing agreements with our carrier customers under which we earn revenue by receiving a percentage of the retail price the carriers charge to their subscribers for the use of our applications or content. We earned approximately 46% of our total revenues from these revenue sharing agreements in 2004 and approximately 42% in 2005. We have little control over the pricing decisions of our carrier customers and most of our contracts with carrier customers do not provide for guaranteed minimum payments. As a result, our revenue derived under these agreements may be substantially reduced depending on the pricing decisions of our carrier customers, which may materially and adversely affect our results of operations.

Consolidation among our carrier customers may result in the loss of carrier customers or reduce our potential customer base, which would negatively impact our financial performance.

Typically, carriers only select a limited number of application service providers to provide mobile entertainment services. In addition, application service providers have been able to secure only a limited number of major wireless carriers as their customers for key applications such as messaging and ringtones. Thus, consolidation among carriers, such as the recent mergers of Cingular and AT&T Wireless, and Sprint PCS and Nextel, will reduce our potential customer base, could negatively impact our ability to expand our customer base and may result in the loss of our current carrier customers. In addition, as fewer carrier customers gain control of the end-user market, pricing pressure is likely to increase.

The dynamics of the wireless carrier market may hinder our ability to attract new carrier customers.

Due to the intense competition between the major wireless carriers in each of our target markets and as time-to-market and service features are some of the key factors that differentiate one carrier’s mobile entertainment service from those of its competitors, we have found it difficult at times to sell our services to competitors of our existing carrier customers. For example, although the other wireless carriers in Korea, KTF and LG TeleCom, offer our content, we believe it is unlikely that either of them will engage us to provide carrier application services or system sales given our affiliation to and close relationship with SK Telecom. This dynamic could exist in other markets outside of Korea and could hinder our ability to earn revenues from more than one or two carriers in any given market.

In addition, we target wireless carriers in key markets to sell our ringback tone solutions and then use that sale as a platform for the launch of additional mobile entertainment services for those carriers. However, increasingly, many of the larger wireless carriers, particularly in the Asia-Pacific region and in Europe, have already adopted and implemented ringback tone applications and services, resulting in fewer market opportunities. Fewer market opportunities have also resulted in pricing pressure, which could continue in the future and have a material adverse effect on our future business, financial condition and results of operations.

Our carrier customers could begin developing some or all of our carrier applications services on their own or otherwise start to bring them in-house, which could result in the loss of future revenues.

In 2004 and 2005, we derived 39.3% and 60.4%, respectively, of our total revenues from providing carrier application services. While, to date, most of our carrier customers do not offer such application services on their own, if our carrier customers begin developing these application services or otherwise start to bring them in-house, we could be forced to lower our prices or increase the amount of service we provide in order to maintain our business with those carrier customers. This could result in the loss of future revenues from our carrier application services.

We currently depend on one type of service, ringback tones, for a significant portion of our revenue.

A significant portion of our revenue is currently derived from carrier application services, content services and system sales that relate to ringback tones. In 2004 and 2005, we earned approximately 33% and 31%, respectively, of our total revenues from carrier application services, content services and system sales relating to ringback tones. We expect to continue to derive a significant portion of our revenues from ringback tones during the next several years. A decrease in the popularity of ringback tones among mobile phone users, or failure by us to maintain, improve, update or enhance ringback tone service in a timely manner, enter into new markets, or successfully diversify our services could materially and adversely affect our business, financial condition and results of operations.

The terms of our contracts with carrier customers are relatively short-term and subject to renewal. If we are unable to renew or extend our carrier customer contracts with our existing carrier customers, our future financial condition and results of operations may be materially harmed.

Many of our carrier application service contracts have terms of one to three years subject to automatic renewal provisions. As these contracts reach the end of their stated terms, our carrier customers can seek to renegotiate pricing or other terms with us or threaten not to renew the contracts. In addition, a few of our contracts allow our carrier customers to terminate the contract with or without cause. If we are unable to renew or extend our carrier customer contracts with existing customers or if our carrier customers seek to renegotiate the contracts as they expire, our future financial condition and results of operations may be materially harmed.

Failure to meet the level of performance on our carrier application services in accordance with our contracts with carrier customers could result in a loss of our revenues or customer relationships as well as harm the business of our carrier customers, all of which could be detrimental to our business and reputation generally.

Application services such as ours may contain unknown or undetected errors or performance problems. In connection with most of our carrier application services, we enter into service level agreements with our carrier customers pursuant to which we commit to maintaining the services at or above certain minimum performance standards. Under these agreements, if we fail to meet these standards, we may be subject to penalties on the percentage of revenues that we receive under, and in certain cases, termination by our carrier customers of, our carrier customer contracts. In addition, any failure of, or technical problems with, our servers, systems or platforms could disrupt the ability of the end-users of our carrier customers to use our applications. In the past, we have experienced a handful of failures with our servers, systems and/or platforms, which were generally related to heavy surges in volume associated with holiday entertainment purchase activities or activities relating to promotions being made by our carrier customers. Furthermore, as our customers generally use our services together with their own services and services from other vendors, when a problem occurs in the network, it may be difficult for us to identify the source of the problem and correct it on a timely basis. Finally, our systems or platforms are, in most cases, integrated into the voice and data networks of our carrier customers for which we operate and manage applications. Failure of our systems or platforms could disrupt the delivery of voice and data service by our carrier customers. Any of the foregoing problems could result in a loss of our revenues or customer relationships as well as harm the business of our carrier customers, all of which could be detrimental to our business and reputation generally.

Usage of our applications and services may be difficult to predict and we may not be able to adequately and quickly expand capacity and upgrade our systems to meet increased demand.

It is difficult to predict subscriber adoption of new carrier application or other services particularly in new markets. As a result, while we may launch a new service with a planned or expected capacity, such capacity may not be enough to meet demand. In such situations, we may not be able to expand and upgrade our systems and application platforms in a timely manner to accommodate increased usage of our services. If we do not appropriately expand and upgrade our systems and application platforms, we may lose market opportunities and/or we may damage our reputation with our carrier customers, which may materially and adversely affect our results of operations.

We sell to certain wireless carriers that have substantial numbers of prepaid subscribers, a high percentage of whom may discontinue subscribing to our services after the prepayment expires.

Certain wireless carriers to which we provide our application services have substantial numbers of prepaid subscribers who use the applications that we provide by purchasing prepaid cards. Prepaid subscribers to our ringback tone applications generally are less likely to remain as loyal and consistent users of our service as compared to monthly plan subscribers. Accordingly, our revenue from these wireless carrier customers may be subject to a heightened level of volatility.

Failure to develop and introduce new solutions that achieve market acceptance could result in a loss of market opportunities.

Our business depends on providing solutions that are attractive to wireless subscribers and end-users, which, in part, is subject to unpredictable and volatile factors beyond our control, including end-user preferences and competing solutions. Our solutions could also be rendered obsolete by the introduction of newer technologies based on more advanced mobile networks using broader bandwidths. Unexpected technical, operational, deployment, distribution or other problems could delay or prevent the timely introduction of new solutions, which could result in a loss of market opportunities. Our growth could also suffer if our solutions are not responsive to the needs of wireless carriers, the technological advancements of mobile networks or the preferences of the end-users.

Our business and growth may suffer if we are unable to hire and retain talented personnel.

Our future success depends on our ability to identify, attract and retain highly skilled, technical service operation and application development engineers and personnel. Qualified individuals are in high demand and competition for such qualified engineers and personnel in our industry is intense, and we may incur significant costs to retain or attract them. As we are not listed on any stock exchange in Korea, the Korean Commercial Code limits our ability to issue stock options to officers and employees of our subsidiaries. As a result, our ability to offer equity compensation to attract new talented personnel is limited. We may not be able to retain our existing engineers or personnel or attract and retain new engineers and personnel in the future. Many candidates may be subject to contractual non-compete clauses which may restrict our ability to employ them. In addition, while most of our employees are bound by contractual non-competition restrictions, such restrictions are often rendered unenforceable by courts in the United States and Korea, which could make us vulnerable to recruitment efforts by our competitors.

The rate of royalties that we pay to music label companies, associations or other content licensors that license copyrighted works to us has increased recently, a continuation of which will cause our costs to increase and may adversely affect our results of operations.

We generally have an arrangement with music label companies, copyright associations or other licensors of copyrighted works that license music content rights to us for use as part of the services we provide to wireless carriers and their end-users. In countries such as the United States, where musical artists are organized into, or represented by, music label companies, these music content providers have strong bargaining power in negotiating the percentage of revenues payable to them. In the United States, for example, with the increasing popularity of ringtones, royalty payments for real music ringtones have recently increased to several times the retail copyright fee for mechanical, performance and master right fees payable for standard monophonic and polyphonic ringtones.

In Korea, the Korea Music Copyright Association, a copyright management organization licensed and supervised by the Korean government, is responsible for negotiating the scope of license and rates of royalties payable by service providers on behalf of owners of music copyrights, such as songs and lyrics, as well as the collection of these royalties. The rates for our music-on-demand services are currently being reviewed by the Korean Ministry of Culture and Tourism. Music reproduction, distribution and transmission rights, on the other hand, are owned by music label companies, which have strong bargaining power when negotiating the rate of royalties that we pay to them. Royalties for music copyrights are likely to increase as an increasing number of subscribers, carriers, Internet portals and applications and content providers become dependent on contemporary artists for their music-related business.

If the rate of these royalties continues to increase, our costs will increase and our results of operations may be adversely affected.

Third parties may sue us for intellectual property infringement, which, if successful, could require us to pay significant damage awards.

Third parties may sue us for intellectual property infringement or initiate proceedings to invalidate our intellectual property, either of which, if successful, could disrupt the conduct of our business, cause us to pay significant damage awards or require us to pay licensing fees. In the event of a successful claim against us, we may be enjoined from using our intellectual property, incur significant licensing fees and be forced to develop alternative technologies. Our failure or inability to develop non-infringing technology or applications or to license the infringed or similar intellectual property rights, technology or applications on a timely basis could force us to withdraw services from the market or prevent us from introducing new services on a timely basis or at all. In addition, even if we are able to license the infringed or similar intellectual property rights, technology or applications, license fees could be substantial and the terms of such licenses could be burdensome, which may adversely affect our operating results.

We may also incur substantial expenses in defending against third-party infringement claims, regardless of their merit. Such claims may arise frequently, especially with respect to our music-on-demand, music service platform and music license bank businesses, given the evolving nature of and resulting uncertainty in laws and regulations governing the use and distribution of music and other content in digital format. Successful infringement or licensing claims brought against us may result in substantial monetary liabilities and may materially disrupt the conduct of our business.

If we do not adequately protect our intellectual property rights, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of management attention and resources.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology and applications. Monitoring unauthorized use of our applications is difficult and costly, and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and applications, particularly in countries where the laws may not protect our intellectual property rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of management attention and resources.

The mobile entertainment services market in which we operate is fairly new and, coupled with our limited operating history, may make it difficult for you to evaluate our business.

We were incorporated in June 2000 and began offering ringtone content in 2001, mobile entertainment services such as our ringback tone service in 2002 and game content in 2002. Accordingly, we have a limited history of generating revenues, and the future revenues and income potential of our business is uncertain. In addition, the mobile entertainment services market is nascent and is rapidly evolving. As a result, any evaluation of our business and our prospects must be considered in light of our industry, our limited operating history and the risks and uncertainties often encountered by companies in our stage of development.

The acquisition of other companies, businesses or technologies could result in operating difficulties, dilution and other harmful consequences.

We may selectively pursue strategic acquisitions, any of which could be material to our business, operating results and financial condition. Future acquisitions could divert management’s time and focus from operating our business. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures associated with integrating employees from the acquired company into our organization and integrating each company’s accounting, management information, human resources and other administrative systems to permit effective management. Foreign acquisitions involve risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

If we decide to pursue acquisitions or investments to achieve growth, the success of such acquisitions or investments will depend on the availability of suitable acquisition or investment candidates at an acceptable cost, our ability to compete effectively to attract and reach agreement with acquisition candidates on commercially reasonable terms, and the availability of financing to complete such acquisitions or investments. In addition, the anticipated benefits of our future acquisitions may not materialize. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

We face risks associated with currency exchange rate fluctuations.

We currently transact business primarily in Korean Won and, to a lesser extent, in U.S. dollars. Since we have adopted the U.S. dollar as our reporting currency, to the extent the Korean Won depreciates against the U.S. dollar, the revenues that we report in U.S. dollars will be negatively affected. On the other hand, an appreciation of the Korean Won against the U.S. dollar would increase our revenues reported in the U.S. dollar. In addition, conducting business in currencies other than the Korean Won and U.S. dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the Korean Won and/or U.S. dollar relative to other currencies impact our revenues, cost of revenues and operating margins and result in foreign currency translation gains and losses. Historically, we have not engaged in exchange rate hedging activities. Although we may implement hedging strategies to mitigate this risk, these strategies may not eliminate our exposure to foreign exchange rate fluctuations and involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategy and potential accounting implications.

We have no business liability or disruption insurance coverage in Korea.

The insurance industry in Korea is still at an early stage of development. In particular, Korean insurance companies offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in Korea. Any business disruption, litigation or natural disaster might result in our incurring substantial costs and the diversion of resources.

Carrier network failures could reduce our sales, increase costs or result in a loss of customers.

We rely on our carriers’ networks to deliver our applications to their end-users and on their billing systems to track and account for the downloading of our applications. Failures of, or technical problems with carriers’ billing and delivery systems, information systems or communications networks could result in the inability of the end-users of our carrier customers to use the applications that we operate or manage on behalf of our carrier customers or prevent the completion of billing for an application. If any of these systems fails, including as a result of an interruption in the supply of power, an earthquake, fire, flood or other natural disaster, or an act of war or terrorism, the wireless subscribers of our carrier customers may be unable to access our applications. Any failure of, or technical problem with, the carriers’ networks could cause us to lose revenues.

Security vulnerabilities, illegal downloads or transfers of music files may harm our music-on-demand business and the revenues we earn from it.

Our music-on-demand or music service platform business depends on our ability to receive paid subscription fees from downloads or streaming of music content, including full-track music titles. However, computer and Internet technologies that enable or facilitate illegal downloads or transfers of music files, such as MP3 files, to personal computers and mobile handsets pose a significant threat to wireless carriers, service providers and content providers alike. While efforts in the industry are being made to restrict such functions through development of terminals, encoding technologies and customer interface, no assurance can be given that illegal downloads or transfers would be eliminated. There are individuals and groups who develop and deploy software programs that compromise security and encoding technology. For example, hackers may find or develop and widely circulate software that enables unauthorized decoding of digital rights management technology to download music or other content directly onto mobile phones without using our music-on-demand or other content delivery applications. Prevalence of security vulnerabilities, illegal downloads or transfers of music files or lack of market acceptance of paid subscription for music content could adversely affect our music-on-demand or music service platform business and the revenues we earn from it.

We may be required to take significant actions that are contrary to our business objectives in order to avoid being deemed an investment company as defined under the Investment Company Act of 1940, as amended.

Generally, the Investment Company Act of 1940, as amended, or the Investment Company Act, provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities; and

•	40% or less of the fair market value of the company’s assets is represented by investment securities.

We believe that we are engaged primarily and directly in the businesses of providing services, that less than 40% of the fair market value of our assets is represented by investment securities and, consequently, that we are not an investment company as that term is defined under the Investment Company Act. However, in the future we may be required to take actions to avoid the requirement to register as an investment company, such as depositing substantially all of our net proceeds from our initial public offering into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest on other income we could otherwise generate from our investment activities. In addition, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy.

The Investment Company Act contains substantive regulations with respect to investment companies including restrictions on their capital structure, operations, transactions with affiliates and other matters which would be incompatible with our operations. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

We may be considered a passive foreign investment company, which could result in adverse U.S. tax consequences for U.S. investors.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our American Depositary Shares, or ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we are a PFIC for any taxable year during which you hold our ADSs or common shares, you could be subject to adverse U.S. tax consequences.

Risks related to our market environment

Increased tensions with North Korea could adversely affect us.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six-party talks resumed in Beijing, China. A third round of talks were held in June 2004 with an agreement to hold further talks in September, which were postponed and have not resumed yet. In February 2005, North Korea announced that it possesses nuclear weapons and pulled out of six-party disarmament talks. In July 2005, North Korea returned to the six-party talks and held bilateral talks with the United States to discuss the issue of nuclear weapons. In September 2005, the six parties reached an accord, under which North Korea pledged to give up atomic weapons and abandon existing nuclear programs in exchange for economic assistance and U.S. security assurances. However, obstacles are expected to remain as to the interpretation and implementation of the accord.

In addition, in June 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2005. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and Korea are ongoing. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our business, financial condition and results of operations.

Our businesses may be adversely affected by developments affecting the Korean economy.

We generate a substantial portion of our revenue from operations in Korea. In 2004, we derived approximately 82% of our revenues from our operations in Korea and in 2005, we derived approximately 65% of our revenues from our operations in Korea. Adverse developments in Korea’s economy or its political or social conditions may have an adverse effect on the number of subscribers we service and results of operations, which could have an adverse effect on our business. The economic indicators during the past few years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States, Spain, the United Kingdom and elsewhere in the world since 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices and the general weakness of the global economy have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy could adversely affect our financial condition and results of operations.

Risks relating to regulations applicable to us

We are subject to additional regulation as a result of our affiliation with the SK Business Group, which could harm our ability to compete effectively in Korea.

We qualify as a member of the SK Business Group, which is currently designated by the Korean Fair Trade Commission as an “enterprise group subject to limitation on the total amount of shareholdings, cross-shareholdings and cross-guarantees” under the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act. Members of such enterprise group are subject to regulations such as restrictions on debt guarantee and cross-shareholding between member companies and acquisition of shares of other domestic companies as well as additional disclosure requirements. In addition to operating ringback tone, messaging and other application services, we at times provide SK Telecom operations support, data gathering, testing, consulting and maintenance services for its mobile phone portals and websites for certain of its services. Third party wireless value-added service providers may claim that the simultaneous provision of wireless value-added services, application service software and technical consulting services by us to SK Telecom amounts to unfair assistance by SK Telecom, especially in light of the fact that SK Telecom owned 10.1% of our outstanding voting shares as of March 31, 2006 and is our special related person under the Fair Trade Act. Actions arising from any such claim could impair our ability to provide services to SK Telecom, which could materially and adversely affect our competitive position as well as our revenue and overall financial condition.

Changes in government regulation of the media and wireless communications industries may adversely affect our business.

It is possible that new laws and regulations may be adopted in Korea, the United States and elsewhere which could restrict the media and wireless communications industries, including customer privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through wireless carriers. Changes in current laws or regulations or the imposition of new laws and regulations in Korea, the United States or elsewhere regarding the media and wireless communications industries may lessen the growth of wireless communications services and may materially reduce our ability to increase or maintain sales of our applications.

We may be subject to a tax audit in the near future, resulting in additional tax assessment.

We operate within domestic and foreign taxing jurisdictions and are subject to audit in those jurisdictions. In particular, companies in Korea are subject to tax audits by the Korean National Tax Service. We have not yet received any tax audit since our inception in 2000. In general, the Korean National Tax Service conducts such tax audits on Korean companies every five years since the tax claims are prescribed if unclaimed for five years. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that our financial statements reflect a reasonable assessment of our tax liability, it is possible that the ultimate resolution of these issues could significantly differ from our original tax determinations. If there is a dispute with the Korean National Tax service, these audits may result in the payment of additional tax, which may be substantial.

Risks Related to Our American Depositary Shares

There may not be an active or liquid market for our ADSs.

Prior to our initial public offering, there was no public market for our common shares and ADSs. While our ADSs have been trading on The Nasdaq National Market, referred to as Nasdaq, since December 2005, we cannot provide assurance that an active or liquid public market for our ADSs will be sustained.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market after the date of this annual report, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

There were 19,807,216 common shares (equivalent to 19,807,216 ADSs) outstanding as of March 31, 2006. All of the common shares underlying the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. 3,003,222 common shares, representing 15.2% of the total outstanding common shares are held by individual shareholders who are not our “affiliates” as that term is defined in Rule 144 and thus are unrestricted and freely tradable without restriction under the U.S. Securities Act. The remaining shares outstanding and held by existing shareholders (including those beneficially owned by our “affiliates”, such as SK Telecom and our executive officers) are “restricted securities” as defined in Rule 144 and may be sold in the public market in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act or if other exemptions from registration are available. Under the amended investor rights agreement among us and certain of our shareholders, we have granted certain registration rights to certain holders of our common shares and our former Series A and Series B preferred stock. Upon request by holders of at least 35% of such shares, we are obligated to effect no more than two demand registrations in the aggregate or no more than two shelf registrations per calendar year in accordance with the terms of the amended investor rights agreement. In addition, such holders have “piggyback” registration rights pursuant to this agreement.

In connection with our initial public offering, we, all of our directors and officers, all of our selling shareholders and other shareholders and option holders, holding in the aggregate 97.4% of our shares outstanding immediately prior to our initial public offering, have agreed, subject to specified exceptions, not to sell any of our ADSs for 180 days after the date of our initial public offering (until June 7, 2006) without the written consent of the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by these shareholders or the availability of these securities for future sale will have on the market price of our ADS.

Shareholder rights under Korean law may differ from shareholder rights in the United States, which could adversely affect your ability to protect your interests.

Our corporate affairs are governed by our articles of incorporation and by the laws governing Korean corporations. The rights of shareholders to take actions against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least (i) one percent of the total issued shares to bring a shareholders’ derivative lawsuit, (ii) three percent to demand an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company and (iii) ten percent to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in significant and irreparable injury to the company or to apply to the court for reorganization in the case of an insolvency. In addition, Korea has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, that have more fully developed and judicially interpreted bodies of corporate laws. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be as clearly established as it would be under statutes or judicial precedents in existence in some jurisdictions in the United States such as Delaware. Although the concept of the “business judgment rule” exists in Korea, there is comparatively limited and insufficient case law or judicial precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Moreover, since Korea maintains a civil law system, decisions of Korean courts, including higher level courts, are of persuasive authority but are not binding on a court in Korea. Also, Korean law has not yet fully authorized the filing of class actions. Such action is ordinarily available in respect of U.S. corporations in U.S. courts. Finally, Korean companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

A holder’s ability to deposit or withdraw common shares underlying the ADSs into and from the depositary facility may be limited, which may adversely affect the value of an investment in our ADSs.

Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:

•	the aggregate number of common shares we have consented to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of common shares on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common shares will not be accepted for deposit unless (1) our consent with respect to such deposit has been obtained or (2) such consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement.

A holder may not be able to exercise preemptive rights or participate in rights offerings and may experience dilution of his holdings.

Pursuant to the Korean Commercial Code, we are required to grant subscription rights to existing shareholders when issuing additional common shares to non-shareholders except in certain cases expressly provided for under our articles of incorporation, including, among others, (i) the issuance of up to a certain number of common shares to our employees, officers, directors, contractors, advisors or consultants, (ii) the issuance of any shares or share-related securities upon the exercise, conversion or exchange of outstanding options, warrants or convertible securities, and (iii) the issuance of shares or share-related securities pursuant to an acquisition, merger or consolidation approved by an agreement among our shareholders. However, under U.S. law, we would not be able to make these subscription rights available in the United States unless we register the securities to which the rights relate or an exemption from the registration requirements under the U.S. Securities Act is available. Under the deposit agreement governing the ADSs, if we offer rights to subscribe for additional common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to ADS holders or dispose of such rights on behalf of ADS holders and make the net proceeds available to ADS holders or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by ADS holders. The depositary is generally not required to make available any rights under any circumstances. We are under no obligation to file a registration statement under the U.S. Securities Act to enable ADS holders to exercise preemptive rights in respect of the common shares underlying the ADSs, and we cannot assure ADS holders that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Accordingly, ADS holders may not be entitled to exercise preemptive rights and may thereby suffer dilution.

ADS holders have limited means to exercise voting rights.

ADS holders will not be treated as one of our shareholders and will not have the rights of a shareholder. Korean law governs shareholder rights. The depositary will be the shareholder of the common shares underlying the ADSs. ADS holders will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Upon receipt of the necessary voting materials, ADS holders may instruct the depositary to vote the number of shares represented. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to ADS holders only when we deliver them to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay, we cannot ensure that ADS holders will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that ADS holders may instruct the depositary to vote their shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

ADS holders will not be able to exercise dissent and appraisal rights unless they have withdrawn the underlying common shares and become our direct shareholder.

In some limited circumstances, including a transfer of the whole or any significant part of our business, an acquisition of a business having a material effect on our business, or a merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. However, ADS holders will not be able to exercise such dissent and appraisal rights unless they have withdrawn the underlying common shares from the depositary facility prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

We may amend the deposit agreement and the ADRs without the consent of ADS holders for any reason and, if ADS holders disagree, their option will be limited to selling the ADSs or withdrawing the underlying common shares.

We may agree with the depositary to amend the deposit agreement and the American Depositary Receipts, or ADRs, without consent of ADS holders for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If ADS holders do not agree with an amendment to the deposit agreement or the ADRs, their option is limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that the sale of ADSs would be made at a price satisfactory to ADS holders in such circumstances. In addition, as of the date hereof, the common shares underlying the ADSs are not listed on any stock exchange in Korea. The ability of ADS holders to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.

We will incur increased costs as a result of being a public company.

We are a Korean foreign private issuer and operate in a business and cultural environment that is different from that of the United States. Unlike certain other Korean companies currently listed on Nasdaq, we are not a public company in Korea and, as such, have not been subject to any public disclosure requirements except for public disclosure requirements under the Korean Monopoly Regulation and Fair Trade Act. As a public company listed on Nasdaq, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 as well as new rules implemented by the Securities and Exchange Commission, or the SEC, and the National Association of Securities Dealers, or NASD. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have identified certain material weaknesses in our internal controls and if we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or reduce our ability to prevent or detect fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are a company incorporated in Korea, and thus, prior to our initial public offering in December 2005, we had traditionally reported our financial statements under generally accepted accounting principles in Korea, or Korean GAAP. As a result, prior to our initial public offering, we were subject only to minimum corporate governance and reporting standards applicable to unlisted companies in Korea.

In connection with the audit of our 2005 financial statements prepared under U.S. GAAP, we identified certain material weaknesses (as defined under standards established by the Public Company Accounting Oversight Board) in our finance team’s ability to support the financial reporting requirements of a U.S. registrant. As a result of, among other things, the complexity of our business and the related accounting effects and the significant growth in our business, we specifically recognized the following areas:

•	We did not retain accounting staff with sufficient depth and skill in the application of U.S. GAAP commensurate with the reporting requirements of a U.S. registrant;

•	We did not have effective controls over establishing and maintaining accounting policies related to revenue recognition; and

•	We did not maintain effective controls, including monitoring, over our financial close and reporting process. Specifically, we heavily rely on the use of spreadsheet programs during our financial close process and we do not have adequately designed controls to ensure the completeness, accuracy and restricted access to such.

To address the material weaknesses described above, we performed additional analysis and other post-closing procedures to ensure that the consolidated financial statements were prepared in accordance with U.S. GAAP. Specifically, we reviewed our 2005 annual financial statement results multiple times in order to minimize the possibility that errors were made. Additionally, we engaged the Korean affiliate of one of the large international accounting and consulting firms to help us in our preparation and review of our 2005 annual financial statements. Accordingly, management believes that the financial statements included in this annual report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

However, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Since we are now a publicly traded company on Nasdaq and subject to the Sarbanes-Oxley Act of 2002, we are now subject to more stringent obligations than those applicable to us in 2005. If we fail to create an effective system of internal controls, we may be unable to accurately report our financial results or prevent errors or fraud, and investor confidence and the market price of our ADSs may be adversely affected. Also see “Item 15. Controls and Procedures” for additional discussion of the material weaknesses.

ADS holders may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, our directors and officers who are not U.S. persons.

We are organized under the law of Korea, and a majority of our directors and officers reside in Korea. More than a significant majority of our assets and the assets of such persons are located outside of the

United States. As a result, it may not be possible for ADS holders to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have, however, appointed WiderThan Americas, our wholly-owned subsidiary in the United States, as our agent in the State of New York to receive service of process in any proceedings in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

Item 4.	Information on the Company

History and Development of the Company

We operate as a company with limited liability under Korean law and were incorporated on June 16, 2000. Our legal and commercial name is “WiderThan Co., Ltd.” The address and telephone number of our registered office and principal place of business is: 17F, K1 REIT Building, 463 Chungjeong-ro 3-ga, Seodaemun-gu, Seoul 120-709 Korea, telephone number: -82(2)2014-5005. Our authorized representative in the United States is our wholly owned subsidiary, WiderThan Americas, Inc., 11600 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191, telephone number: 1 (703) 437-4422.

We were founded to develop and operate comprehensive mobile entertainment applications for SK Telecom, the largest wireless carrier in Korea. In 2002, nearly all of our business was generated from SK Telecom. While only approximately 67% of our revenue in 2002 was paid directly by SK Telecom, nearly all of the remainder of our revenue came from SK Telecom vendors for whom we acted as a subcontractor. We generated approximately 98% of our revenues in 2003 from SK Telecom.

Based on the experience we accumulated in Korea through SK Telecom, we expanded our international sales by targeting markets where our applications and services were likely to be accepted. In 2002 and 2003, for example, we made one-time ringback tone and other system sales to wireless carriers in Israel, Singapore, Taiwan and Vietnam.

We also began our expansion into the United States during 2003. Through these efforts, we were able to secure contracts with T-Mobile USA for a ringback tone system sale as well as carrier application service for ringback tone service. Around the same time, through our business development and sales efforts, we entered into a partnership with Ztango, Inc., a provider of wireless messaging and multimedia services primarily for U.S. carriers, including Cingular Wireless, Sprint PCS and Verizon Wireless.

Ultimately in October 2004, we acquired Ztango and changed its name to WiderThan Americas. We completed our integration efforts at the end of 2004 and are now leveraging its wireless carrier relationships and operating experience in the mobile entertainment market in order to facilitate and expedite the sale of our services for wireless carriers in the Americas. For example, we launched both our ringback tone service and music-on-demand service for Verizon Wireless in November 2004 and January 2006, respectively.

We further expanded globally, establishing branch offices in the United Kingdom in 2003 and in India and the Philippines in 2004 and winning contracts for our ringback tone solutions in each of those markets. During 2005, we entered into additional contracts to provide ringback tone application solutions to Hutchison 3G in the United Kingdom, Excelcom in Indonesia and TMN in Portugal.

Our capital expenditures were approximately US$3.5 million, US$4.9 million and US$6.2 million in 2003, 2004 and 2005, respectively. These capital expenditures were principally for hardware and software to be used in connection with the expansion of our music-related carrier application services. The majority of the capital expenditures in 2003 and 2004 were made in Korea, whereas during 2005, US$3.0 million of capital expenditures were made in the United States by WiderThan Americas and the remaining US$3.2 million were made principally in Korea. All of the capital expenditures were financed from cash flow from operations.

On December 9, 2005, we sold 4,000,000 ADSs, each representing one of our common shares in our initial public offering. Our ADSs trade on Nasdaq under the symbol “WTHN.” The ADSs were offered and sold at $12.00 per ADS. In addition, on December 21, 2005, our underwriters exercised in full their over-allotment option and, as a result, we offered and sold to such underwriters an additional 900,000 ADSs representing our common shares at the IPO price of $12.00 per ADS. The net proceeds to us of the IPO and the issuance of shares pursuant to the over-allotment option exercise after underwriter discounts and fees was $54.7 million (not including offering expenses). Additionally, we incurred expenses of $5.1 million related to the IPO consisting of professional fees, registration fees and printing expenses and deducted these expenses from our net proceeds.

Business Overview

We are a leading provider of integrated mobile entertainment solutions for wireless carriers. Our leadership is based on our track record of having introduced several applications that we believe were among the first to be deployed in the world through SK Telecom in Korea. Our applications, content and services enable wireless carriers to provide a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. We currently provide mobile entertainment solutions to more than 45 wireless carriers in over 20 countries, including SK Telecom in Korea, Cingular Wireless, Sprint PCS, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.

Our mobile entertainment solutions are sold as carrier application services, content services, professional services and system sales. In our core offering, which we refer to as carrier application services, we develop mobile entertainment applications that we then manage and operate for and on behalf of our carrier customers. Our carrier application services are our largest and fastest growing source of revenues and generally require a high level of hardware and software integration into critical components of carrier networks, which in general requires a high degree of stability and reliability. We provide these services as an outsourced application provider and generally share in the subscription or transaction based fees paid to wireless carriers, which we believe over the long run provides us with an opportunity to earn recurring revenue and achieve a higher margin. In addition, we aggregate, publish and distribute a diverse range of mobile entertainment content such as mobile games, music and informational services and provide professional services and system sales to support our carrier customers. Due to our broad range of capabilities and our strong operational expertise, we believe we are well positioned to serve as an integrated solution provider for carriers that want to rapidly and cost-effectively provide mobile entertainment services to their subscribers.

We were founded in June 2000 to develop and operate mobile entertainment applications for SK Telecom in Korea. Our leadership position in the advanced Korean mobile entertainment market, together with our strategic relationship with SK Telecom, the largest wireless carrier in Korea, enables us to develop innovative new applications and gain expertise in operating these applications. Since our inception, we have successfully developed several applications that we believe were among the first to be deployed anywhere in the world. For example, in 2002, we launched with SK Telecom a WAP, and web-enabled ringback tone service, which enables callers to hear music chosen by the service subscriber instead of the traditional electronic ringing sound, while waiting for the call recipient to answer. As of December 31, 2005, we were operating ringback tone services for six carriers having a total combined subscriber base of over 128 million. Of these subscribers, 14.3 million, or 11.2%, were subscribers of the ringback tone services provided by these six carriers. In addition, in 2004, we deployed in Korea a music-on-demand service that enables subscribers to download music to MP3-enabled mobile phones over both wireline and wireless networks.

Our industry

Mobile entertainment services enable users to engage in a range of entertainment activities, such as personalizing their mobile phones through ringback tones, ringtones and images as well as listening to music, playing games, watching videos and accessing news, weather, financial, sports and other information. For these services, subscribers generally pay a subscription or usage-based fee, which is generally shared among the wireless carrier, the application service provider and the content provider. The global mobile entertainment market has grown to become a multibillion dollar market and is expected to continue to grow rapidly as a result of increased wireless subscriber penetration, the introduction of new, more sophisticated services and the aggressive promotion of these services by wireless carriers. According to market analyses conducted in February 2005 by Juniper Research, a leading industry research firm, the combined size of sports, infotainment, music and game segments of the mobile entertainment services market is expected to grow from $9.2 billion in 2004 to $37.7 billion in 2009.

Wireless carriers are aggressively launching and promoting these mobile entertainment services as they are increasingly viewing them as future growth drivers for their businesses. These carriers face intense competition from other wireless carriers, wireline carriers and cable-based voice service providers, which has resulted in pricing pressure, increasing customer churn and declining voice revenues. Particularly in mature markets that are approaching saturated penetration rates, wireless carriers are expected to increase their focus on mobile data, a large subset of which is mobile entertainment that encompasses ringtones, ringback tones, music-on-demand, mobile games logos, images, video clips, news and sports information, to address competition and declining average revenue per user from voice services to generate additional revenues. In order to promote these additional services, carriers have in the past made substantial investments in infrastructure such as third generation, or 3G, licenses and network upgrades that are designed for data services and have since been looking to aggressively leverage these investments by rolling out profitable new services.

Key factors which we believe are contributing to the growth of the mobile entertainment market include:

•	deployment of high speed, next-generation wireless networks that allow richer content to be delivered more rapidly and cost effectively;

•	proliferation of advanced mobile handsets with enhanced features such as music and data connectivity, superior sound quality, improved display screens and embedded application environments, such as JAVA and BREW, that support multimedia applications;

•	increased consumer awareness and demand due to aggressive launches and promotions by wireless carriers and greater popularity of mobile entertainment applications; and

•	growth in the content available for mobile usage as content providers look to generate new revenue streams.

Mobile entertainment market categories

As network and mobile handset capabilities have improved, mobile entertainment services have continued to evolve from simple monophonic ringtones to more complex applications like ringback tones, music-on-demand and multi-player networked games. The ease of access and functionality of the applications have also improved, whereby users can access applications on demand by downloading them to their mobile phones and can also enjoy a real-time interactive experience. The two key categories of our mobile entertainment services market today are music and games.

Mobile music

Mobile music was one of the first mobile entertainment services to gain widespread acceptance. According to estimates by Juniper Research, the size of the mobile music market was $3.6 billion in 2004 and is expected grow to $9.3 billion in 2009. Currently, mobile music applications include:

•	ringtones, which are songs, parts of songs or other musical or voice-recorded clips that play instead of the traditional call notification or ringing sounds the phone makes when receiving a call;

•	ringback tones, which are songs, parts of songs or other musical or voice-recorded clips that a caller hears, instead of the traditional electronic ringing sound, while waiting for the call recipient to answer; and

•	music-on-demand, which enables users to listen to “full-track” songs from their personal computers or MP3-enabled mobile phones by downloading or streaming, as well as transfer downloaded songs to certain portable audio players and listen to the songs from such players.

Ringtones were one of the first mobile entertainment applications to gain widespread acceptance and currently comprise the majority of the mobile music market in terms of revenues. Ringtones have evolved from basic monophonic sounds to more sophisticated polyphonic sounds and sample tracks.

Ringback tones were launched in 2002 and have achieved a high degree of subscriber penetration in advanced mobile entertainment markets such as Korea and increasing penetration in other markets. Wireless carriers in other countries are rapidly rolling out these services and initial subscriber acceptance in many markets has been strong. According to a February 2005 research report by Juniper Research, a leading industry research firm, the size of the global ringback tone market is expected to grow to US$2.7 billion by 2009. Based on industry reports and our assessment of the market and the industry in which we operate, we believe that the expected growth of the ringback tone market will be driven by the following factors:

•	timely launches and promotions of the service by carriers;

•	improved consumer awareness due to increasing caller exposure to ringback tones as the number of subscribers using the service increases;

•	attractiveness of subscribers’ ability to personalize their mobile phone;

•	multiple usage scenarios such as celebrity voice ringback tones or ringback tones that play only at certain times of the day or only for certain callers; and

•	frequent content changes, particularly among youth.

Music-on-demand is a next-generation mobile entertainment application that has been launched in more advanced markets such as Korea but that has also launched in other markets, such as the U.S. and Europe. We believe that music-on-demand service represents a significant evolution in the delivery of mobile music as it provides users easy and convenient ways to listen to music by downloading or streaming to their mobile phones and accessing music from multiple devices, including mobile phones, personal computers and MP3 players, by sharing access to the files among such devices.

Mobile games

Mobile games have experienced rapid growth in usage to become one of the most popular multimedia applications. Juniper Research expects mobile games to constitute the largest category of the mobile entertainment services industry by 2005. Based on recent developments in mobile game technology, we believe that growth in the mobile game market will be driven by improved handset and network capabilities that permit more sophisticated and user-friendly games. As more mobile handset manufacturers have embedded application environments such as JAVA and BREW in their mobile handsets, the functionality of multimedia applications like games has increased. New types of games such as three-dimensional and multi-player games have further driven growth. Publishers of games have responded to this market opportunity by creating more sophisticated and advanced games that offer a superior user experience. According to Juniper Research, total global mobile games revenues in 2004 were $3.1 billion and are expected to grow to $18.5 billion by 2009.

Challenges for wireless carriers in offering mobile entertainment services

We expect the operational challenges faced by wireless carriers to grow as the mobile entertainment sector experiences rapid growth and applications become more complex and sophisticated. Currently, wireless carriers face a number of obstacles in effectively launching these services including:

•	Need for rapid introduction of innovative new services. In the highly competitive wireless market, carriers need to launch new entertainment services to differentiate themselves from their competitors and combat eroding profit margins in voice services. As a result, being able to introduce new entertainment applications quickly, either to beat their competitors to market or to catch up to an existing competitor, is becoming increasingly critical to their success, making time-to-market an important factor in any application introduction decision. As the mobile entertainment services market is evolving rapidly, it is challenging for carriers to stay abreast of the latest developments in both technology and services.

•	Limited in-house expertise. Most mobile entertainment services are difficult to develop, and since the applications are often deeply integrated into the carriers’ systems and networks, deployment of such services is often complex. Mobile entertainment services often require not just network expertise, but technical capabilities such as standardized digital rights management that bar unauthorized use of copyrighted material, specific content compression technologies, billing and database modifications and enhancements not historically required of carriers. In addition, as these services have been introduced recently, implementing and launching these services pose unique pricing and operational challenges. Accordingly, only a small number of companies have the accumulated expertise to develop and integrate the applications into the carrier networks and effectively launch and manage these services in a highly reliable and cost-effective manner.

•	Need to deploy cost-effective solutions. In order to develop and deploy mobile entertainment applications and systems on its own, a carrier needs to incur significant capital expenditures to acquire the necessary software, hardware and manpower. Third-party carrier application service providers, on the other hand, provide mobile entertainment solutions to multiple carriers generally based on similar application platforms and thus, can take advantage of economies of scale and can leverage upon prior experience with other carriers to provide a more cost-effective solution. As a result, carriers are able to reduce their upfront expenses and other capital expenditures by purchasing technology and expertise from third parties to build their wireless entertainment services.

Integrated solutions are attractive to wireless carriers as they enable them to rapidly introduce new mobile entertainment services to their subscribers without having to build in-house expertise or incur large capital expenditures.

Our competitive strengths

Market leadership due to unique position in advanced Korean mobile entertainment market

Due to the prevalence of next-generation wireless networks, Korea is one of the earliest markets to embrace advanced mobile entertainment applications and develop new business models for mobile entertainment services. As a result, Korea has developed into one of the largest and most sophisticated markets for mobile entertainment services in the world. In Korea, SK Telecom is the largest wireless carrier with a market share of 50.9% in terms of the total number of wireless subscribers as of December 31, 2005, according to the Ministry of Information and Communication of Korea, and monthly average revenue per user of over $10 for data services for the year ended December 31, 2005. We have a strategic relationship with SK Telecom that involves daily employee interaction and integration of our product planning processes. Accordingly, we are well positioned to develop, test and commercialize innovative new mobile entertainment applications. Based on this relationship, we have developed a number of solutions including our WAP-enabled ringback tone solution and our music-on-demand solution, which we believe were among the first of their kind to be deployed anywhere in the world. We believe our leadership in the advanced Korean mobile entertainment market and relationship with SK Telecom will enable us to continue to develop innovative new applications that can be deployed by wireless carriers around the world.

Proven track record of operational expertise

We have successfully deployed mobile entertainment solutions over the past four years and currently service more than 45 wireless carriers in over 20 countries. This has given us expertise in integrating mobile entertainment application software and hardware into critical elements of a carrier’s network while preserving the integrity of these networks. In addition, our experience in operating mobile entertainment applications provides us with the ability to better address the broader needs of our carrier customers including issues related to launching new services, network expansion and troubleshooting. The breadth of our customer relationships has also enabled us to understand the complexities of different carriers operations and the uniqueness of the markets they serve. This experience provides us with a strong base of knowledge which we believe we can leverage to sell our services to new carrier customers who wish to rapidly and effectively provide mobile entertainment services.

High level of interaction and close relationships with major wireless carriers worldwide

For our carrier application service customers, such as Bharti Airtel in India, SK Telecom in Korea, Globe Telecom in the Philippines as well as Cingular Wireless, T-Mobile USA and Verizon Wireless in the United States, we typically have daily interactions with the carriers due to our ongoing operation of applications provided to them. We believe that the high level of interaction and the resulting insights that we obtain about these advanced wireless services help build a high degree of trust between us and our carrier customers. As a result, we often work closely with the carriers to understand their future roadmap for wireless entertainment services. In addition, most of our service deployments with our carrier customers involve complex applications that are deeply embedded within the carrier’s network infrastructure, usually integrated into the carrier’s billing, provisioning, service management, customer care and other core network systems. As a result, we can reduce time to market and avoid complexities of new service deployment, which gives us an advantage over our competitors in selling additional mobile entertainment solutions.

Ability to offer a broad range of solutions to meet various carrier needs

Depending on our carrier customers’ network environments and their mobile entertainment marketing strategy, we offer a choice of hardware, software, service management, operational support and content which can be purchased separately or as an integrated package. We believe that our flexible solutions customized to the needs of our carrier customers obviates their need to develop the expertise internally or contract with several parties. Once we have embedded our systems and technical solutions into our carrier customers’ networks, we believe that we have a competitive advantage in selling additional solutions and increasing our revenue from carriers.

Attractive business model with recurring revenues and a potential for increasing margins

We generate a majority of our revenues from our carrier application services and content services based on either a percentage of the monthly subscription or per-transaction fees billed or collected by our carrier customers or a fixed per-transaction fee. Because we generally share in the monthly subscription charge and many users transact on at least a monthly basis, we typically generate recurring revenue from each subscriber every month as long as the subscriber continues using the service. Furthermore, as the number of subscribers grows, we are able to generate larger amounts of revenue from each carrier customer. Since a significant portion of our initial expenses for developing and selling mobile entertainment services and content are incurred prior to the launch, we expect to generate increasing margins as our carrier customers expand the subscriber bases for our services.

Our strategy

Our goal is to be the leading provider of mobile entertainment solutions to wireless carrier customers. We intend to achieve this goal by implementing the following strategic initiatives:

Further penetrate our existing customer base

We intend to expand the number of services we sell to our existing carrier customers. Since we provide applications and systems that are integral to our customers’ networks, we maintain ongoing contact with them that helps us understand and obtain insight into their needs. Based on this understanding, we intend to expand the portfolio of applications and services that we offer to our existing carrier customers. For example, in January 2006, we deployed our music-on-demand service for Verizon Wireless after having deployed and operated one of their basic ringtone applications in 2003 and their ringback tone service in 2004.

Expand our global customer base

We intend to expand our geographic presence and develop new carrier customers by leveraging our expertise in ringback tone services and experience in mobile music-on-demand. For example, during 2005, we entered into contracts with approximately 10 new wireless carriers for the sale of our applications and services. In order to develop and support these new carrier relationships, we also intend to upgrade and expand our network of development, sales and support resources in potential growth markets.

Develop and commercialize new applications and services

We believe that the mobile entertainment industry is evolving rapidly due to technological developments and the introduction of new business models and distribution channels. We intend to take advantage of our market leadership position in Korea by continually testing and developing innovative applications and services with our wireless carrier customers and deploying them in new markets as they become commercially viable. For example, we believe that our music-on-demand service, which we launched with SK Telecom in 2004, will provide further growth momentum and opportunities for additional revenue sources in the future. We also have introduced several new services, such as our dial-by-word service and our emoticon SMS (short message service) service, that we believe will gain penetration in select markets providing further revenue opportunities. We anticipate that these applications and services can, over time, be modified and offered in other regions through our relationships with our existing wireless carrier customers.

Pursue selective strategic acquisitions

We intend to actively review acquisition opportunities to expand our geographic presence, service offerings, carrier relationships and technological expertise. In October 2004, we acquired WiderThan Americas in order to build on its existing relationships with major wireless carriers in the United States, operational expertise in wireless messaging and multimedia services and experience in offering and operating integrated wireless services in North America. We will seek to identify similar opportunities in other regions to strengthen and grow our business through acquisitions.

Our services

We offer our carrier customers a broad range of mobile entertainment solutions that we sell in four primary ways: carrier application services, content services, professional and other services, and system sales. Our carrier application services are the core of our service offerings and generally involve the most comprehensive range of our capabilities. With a high level of integration into the carrier’s network, a revenue-sharing business model and portability into other carrier infrastructures, our carrier application services are our largest and fastest growing source of revenues. Our remaining three categories are often components of our core carrier applications services. We offer our content services directly to wireless subscribers by either providing content through one of our applications or through one of our competitors’ applications. Our professional services, while decreasing in overall importance, enable us to perform value-added services for wireless carriers. System sales involve selling packaged technologies and applications to those wireless carriers who desire to operate and manage these application services on their own.

Carrier application services

Our carrier application services are services that we provide to wireless carriers which, at their core, involve applications that enable or facilitate the delivery of mobile entertainment content. We provide these services either as a managed service, in which the carrier hosts the application and we operate it for them by remotely accessing and monitoring the carrier’s network or as a service bureau, in which we host the application (and thus operate it from within our facilities) and the carrier accesses the application from outside its network in order to pull content into its network. For both types of services, we generally earn revenue by receiving from carriers a fixed fee per transaction, or a percentage of the carrier’s monthly subscription and/or per-transaction revenue and sometimes an additional fixed monthly service fee.

The following sets forth a summary diagram of our carrier application services.

Managed service (Carrier hosts application)

Service bureau (WiderThan hosts application)

Ringback tones

We began providing our ringback tone application service for SK Telecom in June 2002. We believe that this was the world’s first WAP and web-enabled ringback tone service. Ringback tone service enables callers to hear music chosen by the service subscriber instead of the traditional electronic ringing sound, while waiting for the call recipient to answer. Our ringback tone service enables users to download a variety of high-quality ringback content, including music, pre-recorded messages by celebrities and sound effects. Users can also select the sounds to be played for specific callers and for different times of day. Users can enjoy all of these features that are integrated into the carrier network, regardless of the manufacturer and model of their mobile handsets. Carriers generally offer the ringback tone service to their subscribers through monthly subscriptions and/or on a per download basis.

In 2004, we also began providing ringback tone services to four other carriers in the United States, India and the Philippines. The table below sets forth the brand name as well as the fees charged by each of the wireless carriers to their subscribers for ringback tone services.

				Subscription Fee			Transaction Fee
Carrier	Service Launch Date	Brand Name	Subscription Fee	in US$(1)	Transaction Fee(2)		in US$(1)

SK Telecom	June 2002	COLORing	W900/month	$0.89/month	W700 or W1,200	(3)	$0.69 or $1.19
Globe Telecom	March 2004	MyGlobe Ringback	N/A	N/A	30 Philippine Pesos	(4)	$0.57	(4)
Bharti Airtel	July 2004	Hello Tunes	30 Rupees/month	$0.67/month	15 Rupees		$0.33
Verizon Wireless	November 2004	Ringback Tones	$0.99/month	$0.99/month	$1.99		$1.99
T-Mobile USA	December 2004	CallerTunes	$1.49/month	$1.49/month	$1.99		$1.99
Excelcom	June 2005	My Waiting Tone	5,000 Rupiah/month	$0.51/month	7,000 Rupiah		$0.71

N/A = Not applicable.

Notes:

(1)	Using the NY Federal Reserve Bank noon buying rate as of December 31, 2005 except for the Indonesia Rupiah, which is published by Bank Indonesia, and the Philippines Peso, which is published by Banko Sentral ng Pilipinas.

(2)	Represents transaction fee as of December 31, 2005. Transaction fee means charges subscribers pay each time they add or change their ringback tone content.

(3)	W700 for downloads using WAP, and W1,200 for downloads over the Internet.

(4)	Per song per month.

The operation of our ringback tone service generally involves integration and management of the mobile network platform, user interface and content. Our mobile network platform service integrates the ringback tone capability into the carrier’s voice network. Our user interface service manages the channels by which the mobile phone user can access and select ringback tones. Through our content management service, we create a system that enables content providers to upload their ringback tone content for easy access by mobile phone users. In return for operating and managing our ringback tone service, we generally enter into revenue-sharing arrangements with our carrier customers.

Music-on-demand

In November 2004, using the music-on-demand carrier application service that we provide, SK Telecom launched “MelOn®” which we believe to be among the world’s first music-on-demand service that provides users with access to a music source from any place that has Internet connectivity. Depending on the type of subscription, the MelOn® service enables subscribers to listen to a wide range of song titles by downloading or streaming to a personal computer, certain MP3-enabled mobile phones and certain portable audio players that are equipped with a digital rights management system that is authorized by SK Telecom and bars unauthorized use of copyrighted material. Users can also transfer these downloaded songs from one device to another.

For this service in Korea, we primarily license the music source rights under licensing agreements as described in “— Content services” below. We manage the planning, system operation and content for the MelOn® service and also support SK Telecom’s billing and promotional activities. Users can pay for our music-on-demand service through monthly subscription or on a per-download basis, and we receive a monthly fixed fee as well as a percentage of the monthly subscription and the content download fee.

We plan to provide our music-on-demand service in markets outside of Korea in the form of an enhanced music service application under the brand of “WiderMusictm”. This application will contain improved service features, including ready compatibility with existing ringback tone applications, flexible and integrated service management, and embedded personalization features that enable the user to easily access information from the web music portal site.

Messaging

Together with VeriSign, Inc., we offer an inter-carrier messaging service which routes and delivers SMS messages between wireless carriers within the United States and internationally to multiple wireless devices, under the brand name of Metcalf®. This service allows subscribers with any text messaging capable handset to send and receive text messages to and from subscribers on other networks. Our responsibilities under this arrangement include developing, enhancing, maintaining and supporting the inter-carrier messaging software application. VeriSign is responsible for hosting the application, providing the hardware on which the application resides, providing for and managing connectivity into the system, and providing carrier customer support. We earn revenue from this service from fees paid by the carriers based on the number of messages handled for them through the inter-carrier messaging service, subject to the revenue-sharing arrangement between VeriSign and us.

We also provide other types of messaging services, including e-mail messaging, multi-media messaging, voice messaging and multimedia application gateway management. Our email messaging service sends a short notice to a subscriber when an email arrives and enables the subscriber to read, reply to such emails and compose emails on any WAP-enabled mobile handset. Our multi-media messaging service enables subscribers to send short messages with background designs or with avatar symbols as well as send photos or video mail on any WAP-enabled mobile handset with color screen capability. Our voice messaging service enables a subscriber using a mobile handset with voice messaging capability to leave voice messages to any Korean mobile phone subscriber, whether or not subscribers to SK Telecom, without having to actually call that person. Our multimedia application gateway management service aggregates content from third party content providers and controls and monitors the connectivity and traffic of multimedia content to and from our carrier customers’ networks. Depending on the content, such content can be viewed on either multimedia handsets or text messaging capable handsets. For our role as service provider, we generally receive a percentage of the monthly subscription or per-message fee paid by subscribers or a fixed monthly fee.

Information services

We provide a mobile phone-based broadcasting application service to SK Telecom. Subscribers to this application can automatically receive news updates with full color graphics on the browser pages of their mobile phones (assuming such phones are embedded with client software that enables reception), and can also download information in a variety of categories on an on-demand basis. We receive a fixed monthly fee from SK Telecom for operating this service.

We also provide a number of other financial and news information services to SK Telecom. Financial information services allow subscribers to check stock quotes, conduct stock trading and access and manage their accounts through a network of more than a dozen securities companies. Users can also separately subscribe to receive short message updates for news, sports, entertainment and weather on their mobile handsets. Such services are compatible with most recent makes and models of mobile phones. For these services, we receive a percentage of the monthly subscription fee that SK Telecom charges its subscribers.

Content services

Our content services involve the delivery of content, such as ringtones, ringback tones and mobile games, to wireless subscribers through application service providers such as us or through a carrier’s own applications. We primarily acquire our content through licensing agreements with music label companies, game developers and other content providers. In this area, we generally earn revenue based on the number of downloads or packets of content accessed, and the amount we receive is either through a revenue share arrangement with the carrier or on a per-transaction fixed fee basis.

Music

Our music content offerings primarily include ringtones, ringback tones and music for music-on-demand services. In Korea, we offer ringtone, ringback tone and music content to SK Telecom, and ringback tone content to KTF. The music content is accessible from the WAP browser of the mobile phone or over the Internet portals of the carriers. We acquire or source most of our music content through licensing agreements with music label companies and related industry organizations. The music content is accessible generally on a per-download basis and we receive a percentage of the download fees charged by carriers. Users can enjoy any ringback tone content regardless of the manufacturer and model of their mobile handsets. As for ringtones, a user’s ability to download and enjoy ringtone content may be limited depending on whether the user’s mobile handset supports midi ringtones or real tone ringtones. Midi ringtones are further classified into monophonic ringtones and polyphonic ringtones. Real tone ringtones also require a minimum of 2.5G network environment to download. Full song content requires MP3-enabled phones.

We also provide ringtone content in the United States. We provide this service generally on an outsourced basis by hosting the ringtone content on servers located in our data centers. When a subscriber selects a ringtone, the carrier pulls the content from our system into the carrier network for delivery to the subscriber. This service is principally offered to carriers as a “white label” solution, which means that although the subscriber actually accesses content located on our servers, the service is provided under the carrier’s brand so it appears as if the carrier is the sole provider of the content. For our services, we receive a portion of the content download fee.

Games

As a publisher, we offer various categories of games including sports, action, role-playing, card and trivia that we license from third-party developers. Currently, we offer our games to subscribers of SK Telecom, KTF and LG TeleCom in Korea, to T-Mobile USA and Cingular in the United States, to Globe Telecom and Smart

Communications in the Philippines, to SingTel in Singapore and to TA-Orange in Thailand. We plan to sell game content directly to our other existing carrier customers in the future. We receive a percentage of the per-download fee that carriers charge their subscribers. In order to enjoy mobile games, wireless subscribers must use BREW- or JAVA-enabled mobile handsets.

Professional and other services

Our professional services include website creation and management, software development, consulting and other services. Our website creation and management service includes designing and maintaining loyalty program websites for four different membership clubs offered by SK Telecom. Our responsibilities include online strategy and planning, website and WAP site integration, market research, promotion, content planning, interface designs, site maintenance, customer service and content provider support. For this service, we receive from SK Telecom a monthly site management fee, plus additional fixed fees for content design, promotion, site renewal and additional planning.

Our other services primarily involve providing customized modifications and enhancements to existing applications requested by our carrier customers such as wired to wireless linkage user interface and new business strategy consulting. The fees for our professional services are typically charged on a time and materials basis.

System sales

Our system sales principally involve the sale to wireless carriers of hardware with our software application loaded onto it, together with system integration and maintenance fees. The primary system we sell is for ringback tone service, though we have in the past sold systems that support other mobile entertainment and information services. Unlike our carrier application services, in the cases of system sales or integration service we typically do not operate or manage the system after the installation is complete. We have also sold systems for a number of other applications such as voice-related service platforms, menu optimization applications and content downloading applications. We have sold these systems to SK Telecom and other global carrier customers, including T-Mobile USA, Hutchison 3G of the United Kingdom, Partner Communications (Orange) of Israel, S-Telecom of Vietnam, APBW of Taiwan, Mobile One of Singapore and Telkomsel and Telkomflexi of Indonesia.

Sales, marketing and business development

Our sales, marketing and business development team works closely with many of our wireless carrier customers to identify new business opportunities for our mobile entertainment applications, services and systems. Through ongoing communications with product and marketing divisions of our wireless carrier customers, we tailor our application and service portfolio to the strategic direction of the carriers and the preferences of their subscribers. Our sales, marketing and business development team is responsible for strategic partnership development and contract negotiations. In addition, this team is also responsible for managing our own marketing efforts. Our market channels consist of various online and offline methods of promoting our music and game content, media relations, industry trade shows, speaking opportunities and other events and our website.

In Korea, our senior executives and service operation and product development teams work in close partnership with their counterparts at SK Telecom from the early stages of product development and strategic planning to develop new sales opportunities. In our markets outside of Korea, we have organized our sales team geographically with regional directors responsible for different regions of the world, including Asia-Pacific, North America and Europe. The regional directors work closely with regional account managers who serve top-tier carrier customers in a given region.

Service operations

Our service operations team manages the implementation and operation of our services, including testing, system integration and service launch. This team includes account managers who work closely with the product and marketing teams within the carriers to understand their marketing plans and then to operate, manage and/or maintain our applications and services in a manner consistent with the carriers’ needs. The service operations team also interacts daily with carrier customers to identify their current and future needs and to expand our existing service offerings to and future business opportunities. This team also includes carrier support personnel staffed at our network operation centers which are open 24 hours a day, 7 days a week and 365 days a year. Our operation centers are designed to provide our carrier customers with prompt and comprehensive customer support. Our operations center staff monitors the applications and systems that we support and is trained to identify potential application, operating system, network and processing problems prior to their actual occurrence. This staff also includes customer service personnel that handle front-line customer support for our services and applications to our global customers. They manage customer concerns in conjunction with content providers, internal product support personnel and, frequently, outside vendors.

Applications development

Our applications development team develops the core applications behind nearly all of our services. This team works closely with our sales, marketing and business development team, as well as our service operations teams, to develop and enhance our software applications that address immediate needs and concerns of our carrier customers. One of the primary focuses of our applications development is music service platform development and ringback tone and other messaging platform enhancements. The music service platform development project primarily involves creating an end-to-end music portal system that seamlessly integrates web-based and WAP-based portals and provides content and content service management functionalities. That project also involves creating a digital rights management system that is compliant with international standards. The ringback tone and other voice-related platform enhancement project primarily involves improving the voice-related platform over the telephone network, upgrading the ringback tone player and server capabilities and enhancing the quality of music transported through the voice-related platform.

Competition

The mobile entertainment services market is highly competitive and characterized by frequent service introductions, evolving wireless platforms and new technologies. We believe we compete favorably on the basis of the sophistication of our service offerings, service level commitments, depth of carrier relationships, existing integration into carrier networks and price.

Carrier application services and system sales

In the following categories of our carrier application service, we compete with a number of Korean and international companies in specific areas of our business, including the following:

Ringback tones — Our principal competitors in the ringback tone service market include NMS, Comverse and Huawei.

Music-on-demand — Our principal competitors in the music-on-demand service market include Alcatel, Ericsson, Musiwave (acquired by Openwave) and Siemens. We may also compete with music label companies such as Sony Music Entertainment and companies such as Apple, Yahoo! Inc., Microsoft, Napster and Real Networks which currently provide music-on-demand services for online or other non-mobile platforms as they expand their operations to provide the music-on-demand service over the mobile platforms.

Messaging — Our principal competitor in the inter-carrier messaging market is Mobile 365.

Content services

Ringback tone, ringtone and other music content

The mobile music content market in Korea, on which the majority of our music content business is based, is fragmented with more than 20 content providers. Music content providers in Korea include Danal, Yaho Communications, 5425.com, Witcom and Cowon. Globally, our principal competitors in the music content market include many of the same companies that we compete with in the ringtone service market, including InfoSpace Mobile, For-Side, Faith, Inc., Kanematsu USA, Motricity, Sony Music Entertainment and Walt Disney Internet Group. In addition, in the United States and other countries, an increasing number of the music label companies are becoming our competitors by entering into music licensing arrangements directly with the wireless carriers to provide music content.

Games

In Korea, our principal competitors in the mobile game publishing market include Com2us and Gamevil. Globally, our principal competitors in this market include JAMDAT Mobile (acquired by Electronic Arts in December 2005), iPlay, Gameloft, Mforma, Glu Mobile and THQ Wireless.

Seasonality

Recently, much of our business has become subject to seasonal trends. Both our carrier application services and content services tend to increase more rapidly during the fourth quarter of any given year as carriers typically promote new mobile phone sales and their entertainment and content offerings more aggressively during the holiday season. This tends to lead to larger numbers of subscribers for the services that we provide as well as a larger number of content downloads by existing subscribers during this period. In addition, our system sales revenues are often highest during the fourth quarter of any given year as carriers frequently try to finalize system purchases and implementations prior to end-of-year network freezes and prior to the start of the new budget year. As a result, our revenue and, consequently, our operating profit and net income tend to be greatest during the fourth quarter of any given year and may decrease in the first quarter from the fourth quarter of any given preceding year.

Operations by geographic area

Our revenues by geographic region for the years ended December 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005

Korea	$55,630	$51,833	$65,730
Asia (excluding Korea)	2,799	1,847	9,960
Americas	—	8,651	23,869
Europe, Middle East and Africa	615	501	1,858

	$59,044	$62,832	$101,417

Korean government regulation

The following is a summary of the principal governmental laws and regulations that are or may be applicable to wireless value-added service providers like us in Korea. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Korean legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to our services, which is an emerging industry in Korea. The major laws regulating the wireless telecommunications services industry such as ours are as follows.

Telecommunications Business Act

Under this Act, telecommunications service providers are currently classified into three categories: network service providers, value-added communications service providers and special service providers. We are classified as a value-added communications service provider. As a value-added communications service provider, we are subject to the following regulations under this Act.

Report of business operation.  Any person intending to operate a value-added communications business as defined in the Act must submit a report to the Minister of Information and Communication. We submitted such report in April 2002 in connection with our online information services and content provisioning services.

Report of the operating status.  The Minister of Information and Communication may request a value-added communications service provider to prepare and submit statistical reports regarding, among others, the current status of facilities used for telecommunications services, subscription records, the current status of users, etc. The Minister has not requested that we prepare and submit any such report.

Online Digital Contents Industry Development Act

Under this Act, a person may not cause damage to the business interest of an online content provider by copying or transferring all or part of the online contents created and displayed by such content provider. In case of actual or threatened infringement on the online content in violation of the above provision, the contents producer may bring a claim to court for monetary compensation or suspension of such act if the claim is made within five years of the date such online content is created and displayed.

Juvenile Protection Act

The Juvenile Protection Committee established under this Act deliberates and determines whether or not any audio, film or written information transmitted over telecommunications media would be harmful to juveniles. Our online or mobile content has never been determined by the Juvenile Protection Committee as media content that is harmful to juveniles under this Act.

In the United States, we do not offer any services that we believe are subject to regulation by the Federal Communications Commission or by any other state communications regulatory agency or body.

Intellectual property and proprietary rights

Our success depends in part on our proprietary technology and know-how. We rely primarily on a combination of trade secret and copyright laws and restrictions on access to protect our trade secrets and proprietary rights. We distribute our software products under license agreements, which grant customers a non-exclusive license to use the software and contain certain terms and conditions prohibiting its unauthorized reproduction or transfer. We enter into confidentiality agreements with our suppliers and customers when we disclose proprietary information to them. In addition, we enter into confidentiality agreements and assignment of invention agreements with certain of our employees and consultants.

Certain of our ringback tone solutions, including two out of six ringback tone carrier application services that we currently provide, are based in part on certain intellectual property rights owned by SK Telecom. We license these rights from SK Telecom pursuant to a non-exclusive license agreement which was negotiated on an arm’s-length basis. The term of our license agreement is co-terminous with the terms of our carrier application service contracts for ringback tones, meaning that the license is in effect for so long as we are providing ringback tone carrier application service to any carrier. For this license, we pay SK Telecom a percentage of our revenue based on the amount of system capacity provided by us to the carrier customer.

In addition, our music-on-demand contract with SK Telecom provides that patent, copyright, know-how, and other intellectual property rights developed or created by us in the course of integrating the system and operating the music-on-demand service are assigned to SK Telecom. If we use any of SK Telecom’s patents, copyrights, know-hows, or other intellectual property rights in connection with providing music-on-demand solutions to carriers other than SK Telecom, then such use will be accomplished under a license agreement obtained with SK Telecom and we will be required to make royalty payments to SK Telecom.

We hold 15 patents issued by the Korea Intellectual Property Office. We have 47 patent applications pending at the Korea Intellectual Property Office, 4 patent applications pending at the U.S. Patent and Tradmark Office and 21 patent applications pending with the World Intellectual Property Office under the Patent and Copyright Treaty. We also have 15 service marks registered with the Korea Intellectual Property

Office, and 11 trademarks and 13 service marks registered with the U.S. Patent and Trademark Office. We have 2 service mark applications pending at the Korea Intellectual Property Office. We have registered 62 Internet domain names.

Organizational Structure

The following chart shows our organizational structure, our consolidated entities and our percentage equity ownership in those entities, as of March 31, 2006. Our consolidated entities are represented by rectangles and ovals. Certain shareholders of those entities are represented by diamonds.

WiderThan is a company organized under the laws of Korea and is the issuer of the common shares representing the ADSs that are traded in on Nasdaq. WiderThan has four wholly-owned operating subsidiaries: WiderThan Americas, Inc., a Delaware corporation, and three additional smaller subsidiaries, one organized in India, one organized in Indonesia and the other in the United Kingdom.

Melody Share Corporation is a special purpose company that was incorporated in the Cayman Islands and has as its sole shareholder Maples Finance Limited, which holds the shares as trustee under a declaration of trust, the ultimate beneficiaries of which are certain charities. Melody Share Corporation was formed in August 2005 in connection with the VSO exchange (see “Item 6. Directors, Senior Management and Employees — VSO exchange”) in which all of the virtual stock options, referred to as VSOs, granted by WiderThan Americas were cancelled. In exchange, holders of these virtual stock options were awarded cash rights, called VSO Cash Rights, and, if eligible, employee stock options.

These VSO Cash Rights were awarded by Melody Share Corporation. Under FASB Interpretations No. 46(R), or FIN 46(R), WiderThan must consolidate Melody Share Corporation because WiderThan has an implied variable interest in Melody Share Corporation, and is its primary beneficiary. As a result, WiderThan has consolidated the results of Melody Share Corporation into its financial statements.

Property, plant and equipment

Our principal executive and administrative offices are located on four floors of K1 REIT Building, 463, 3-ga, Chungjeong-ro, Seodaemun-gu, Seoul, 120-709, Korea. We occupy approximately 61,350 square feet of office space in Seoul, which we lease under a lease that expires in October 2006 at a monthly rent of approximately US$110,000 and a monthly maintenance fee of approximately US$59,000 with a security deposit of approximately US$1.1 million. The offices of our United States operations are located in Reston, Virginia, New York, New York and Seattle, Washington. In those locations, we occupy approximately 38,200 square feet of office space under leases that expire between 2006 and 2008.

In addition, we also lease data centers in Korea and the United States to host our equipment, including servers. We also have branches and representative offices in India, United Kingdom, the Philippines, China and Indonesia.

We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion is provided as a supplement to the financial statements and footnotes appearing elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of operations.

Introduction

We are a leading provider of integrated mobile entertainment solutions for wireless carriers. Our leadership is based on our track record of having introduced several applications that we believe were among the first to be deployed in the world through SK Telecom in Korea. Our mobile entertainment solutions are sold in one of four ways: carrier application services, content services, professional services and system sales. Our solutions enable wireless carriers to offer to their subscribers a broad range of mobile entertainment such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services.

Carrier application services

Our carrier application services are our core offering from which we generate the largest portion of our revenues. Through these carrier application services, we design and develop mobile entertainment applications that we then manage and operate for and on behalf of our carrier customers. We have developed several carrier application services for the global market, including ringback tone service, which enables callers to hear music while waiting for the call recipient to answer, and music-on-demand, which enables subscribers to download music to MP3-enabled mobile phones.

For our services, we receive from our carrier customers any combination of (i) a percentage of the carrier’s monthly subscription and/or transaction revenue, (ii) a fixed fee per transaction or (iii) a fixed fee per period. Under revenue share agreements, we share in the revenues generated by our carrier customers by receiving a percentage of the revenues generated by the carriers through our carrier application services. Our carrier customers may charge their subscribers either a monthly subscription fee or a per transaction fee or both depending on their revenue and billing models. Under fixed fee per transaction arrangements, we receive from our carrier customers a fixed fee per every transaction made by the users of such carrier customers. Under fixed fee per period arrangements, we generally receive monthly fixed fees from our carrier customers for our services.

The following table sets forth the percentage breakdown of our revenues based on our method of revenue generation:

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2005

Revenue share:
Percentage of carrier monthly subscription fees	56.8%	40.9%
Percentage of carrier transaction fees	8.4	5.0

Subtotal	65.2	45.9
Fixed fee per transaction	7.7	27.2
Fixed fee per period	27.1	26.9

Total	100.0%	100.0%

We began our strategic focus on carrier application services in 2003, as we shifted our focus away from system sales, which involve the sale of hardware together with software that carriers can operate on their own. Based on our revenue model and our historical results, we believe that over the long term, carrier application services provide us with an opportunity to earn more revenue and achieve a higher margin, through revenue share arrangements with our carrier customers. In addition, they enable us to maintain closer, longer-term relationships with our carrier customers as compared to a one-time system sale. Most of these services involve complex applications that are deeply embedded within the carrier infrastructure, usually connecting directly into the carrier’s core network systems, and thus, are integrated into the operations of our carrier customers in terms of both personnel and technology.

Our costs of implementing and delivering our carrier application services are deferred over the contract period and generally correspond to revenue as it is earned. More specifically, all costs incurred relating to the purchase of hardware and development of software are capitalized and depreciated as operating expenses over the expected life of the contract beginning when service implementation is completed and the service is being used in a revenue generating capacity. However, our carrier application services also require us to incur significant other expenses up-front, such as sales and business development expenses incurred during long carrier sales cycles, general and administrative expense for establishing and operating new offices in new markets and labor costs for personnel that we are unable to allocate to a single, specific project. In addition, our up-front costs include expenses for research and development of software, which are expensed as they are incurred. Meaningful revenue then typically trails these up-front expenses for periods of up to six to twelve months as our carrier customers launch their services and their subscribers begin purchasing the services. In 2004, we launched our ringback tone service for T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines. We also launched our music-on-demand service for SK Telecom in Korea. As a result, we experienced significant increases in cost and expenses in 2004, without a corresponding proportionate revenue increase. In 2005, these implementations generated a full year of revenue and continued to scale with the underlying success of the services.

To the extent that we continue to pursue and roll-out new services for carriers, we expect this trend of incurring higher up-front costs ahead of revenue to continue. During 2005, for example, we entered into contracts to provide ringback tone carrier application services to Excelcom in Indonesia and TMN in Portugal. Also in 2005, we experienced significant increases in costs and expenses associated with additional service implementations such as the music-on-demand service for Verizon Wireless in the United States. As a result, our results of operations will continue to reflect to a certain extent increased costs relative to revenue.

We believe that the drivers of growth in our carrier application services are, among other things, the number of carrier customers we have, number of subscribers that use our services, the number of content downloads or selections by subscribers that use our services and the price charged by the carriers for our services (for our revenue share arrangements).

The following table sets forth selected operating data for our principal carrier application services for the periods indicated:

	As of and for the Year	As of and for the Year
	Ended December 31,	Ended December 31,
	2004	2005

Selected Operational Data for Carrier Application Services:
Ringback tones:
Number of carriers(1)	5	6
Number of accessible subscribers(2) (in millions)	102.3	128.2
Number of ringback tone subscribers(3) (in millions)	9.6	14.3
Inter-carrier messaging:
Number of carriers(1)	18	27
Number of messages delivered(4) (in billions)	5.9	17.3
Music-on-demand:
Number of carriers(1)	1	1
Number of accessible subscribers(2) (in millions)	18.8	19.4

Notes:

(1)	Represents the aggregate number of carriers for which the relevant service was in operation during the relevant period.

(2)	Represents the approximate aggregate number of our carrier customers’ wireless subscribers at the end of the relevant period as reported publicly by our carrier customers.

(3)	Represents the aggregate number of subscribers to our ringback tone service provided by our carrier customers during the relevant period.

(4)	Represents the aggregate number of messages delivered by our inter-carrier messaging service on behalf of our carrier customers during the relevant period.

Content services

Our content services involve the delivery of content, such as ringback tones, ringtones and mobile games, to wireless subscribers through application service providers such as ourselves or through a carrier’s own applications. We primarily acquire our content through licensing agreements with music label companies, game developers and other content providers. We generally earn revenue based on the number of downloads or packets of content accessed, and we are paid by the carrier either through a revenue share arrangement or on a fixed fee per transaction basis.

We began our content services as a provider of music content as well as graphics. In 2002, however, we launched our game publishing business in Korea. During 2004, we began a strategic initiative to expand our game publishing business both in Korea and globally. As a result, in 2005, revenue from our game business increased as a proportion of total content services revenue. In addition, beginning in 2003, we partnered with SK Telecom to offer certain of our ringback tones, ringtones, games and other content to prospective subscribers of SK Telecom in a series of marketing campaigns designed to promote content usage by SK Telecom subscribers. While our content was offered free of charge to these end-users, SK Telecom paid us for a significant portion of the revenues that we would have otherwise generated from this content offering if such content were paid for. In 2003 and 2004, we derived approximately 5.3% and 5.8% respectively, of our total revenues from such co-promotional content offerings. As SK Telecom has been de-emphasizing its co-promotional campaigns, we did not generate significant revenue from co-promotional content offerings in 2005 nor do we expect to do so in the future.

Our relationship with SK Telecom

We were founded in June 2000 to develop and operate comprehensive mobile entertainment applications for SK Telecom, the largest wireless carrier in Korea. In 2002, nearly all of our business was generated from SK Telecom. While only approximately 67% of our revenue in 2002 was paid directly by SK Telecom, nearly all of the remainder of our revenue came from SK Telecom vendors for whom we acted as a subcontractor. We generated approximately 98% of our revenues in 2003 from SK Telecom, which decreased to approximately 80% in 2004 and to approximately 65% in 2005. Although we have significantly expanded our customer base since then, we expect to continue to derive a significant portion of our revenue from SK Telecom for the foreseeable future.

In addition, through 2003, SK Telecom and its affiliates together held a greater than 60% ownership stake in us. As of March 31, 2006, SK Telecom was still a related party, owning 10.1% of our outstanding voting shares.

For more information on our relationship with SK Telecom, the SK Business Group and their affiliates, see “Item 7. Major Shareholders and Related Party Transactions” and note 22 to our consolidated financial statements as of and for the year ended December 31, 2005.

Global expansion

Based on the experience we accumulated in Korea through SK Telecom, we expanded our international sales by targeting markets where our applications and services were likely to be accepted. In 2002 and 2003, for example, we made one-time ringback tone and other system sales to wireless carriers in Israel, Singapore, Taiwan and Vietnam.

We also began our expansion into the United States during 2003. Through these efforts, we were able to secure contracts with T-Mobile USA for a ringback tone system sale as well as carrier application service for ringback tone. Around the same time, through our business development and sales efforts, we entered into a partnership with Ztango, Inc., a provider of wireless messaging and multimedia services primarily for U.S. carriers, including Cingular Wireless, Sprint PCS and Verizon Wireless. Ultimately in October 2004, we acquired Ztango and changed its name to WiderThan Americas. We completed our integration efforts at the end of 2004 and are now leveraging its wireless carrier relationships and operating experience in the mobile entertainment market in order to facilitate and expedite the sale of our services for wireless carriers in the Americas. For example, in November 2004 and January 2006, we launched our ringback tone service and music-on-demand service, respectively, for Verizon Wireless. In 2005, revenue from WiderThan Americas was approximately 23% of consolidated revenue and we expect that percentage to increase in 2006.

In connection with this acquisition, we issued 2,052,479 shares of Series B convertible preferred stock, which were valued at US$19.4 million on the acquisition date, to the then existing shareholders of Ztango. We accounted for the WiderThan Americas acquisition using the purchase method. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was allocated to residual goodwill. As of December 31, 2005, residual goodwill reflected on our balance sheet was US$18.7 million. In accordance with the purchase method of accounting, the operating results of WiderThan Americas are included in our consolidated operating results from the acquisition date of October 8, 2004. Revenues from operations of WiderThan Americas represented 6.6% of our total consolidated revenue for the year ended December 31, 2004 and 18.6% of revenue on a pro forma basis as if the acquisition of WiderThan Americas occurred on January 1, 2004. On a pro forma basis, for 2004 and 2003, WiderThan would have recorded revenues of US$71.6 million and US$64.4 million, respectively, and net income of US$3.9 million and US$4.1 million, respectively. In 2003, WiderThan Americas generated revenues of US$5.3 million and a net loss of US$2.2 million. During the period from January 1, 2004 to October 8, 2004, WiderThan Americas generated revenues of US$8.8 million and a net loss of US$0.6 million.

We further expanded globally, establishing branch offices in the United Kingdom in 2003 and in India and the Philippines in 2004 and winning contracts for our ringback tone solutions in each of those markets. During 2005, we entered into additional contracts to provide ringback tone application solutions to

Hutchison 3G in the United Kingdom, Excelcom in Indonesia and TMN in Portugal. In order to support these new contracts, we plan to hire new personnel, establish subsidiaries or branch offices and purchase property and equipment as needed. As we expand into new geographic markets through new carrier contracts, we expect to continue to make those types of expenditures.

Stock compensation expenses

Historically, we used three different types of equity incentive compensation: (i) employee stock options, (ii) issuance of common shares to an employee stock ownership association and (iii) virtual stock options issued by WiderThan Americas. We have typically issued stock options, our most common form of equity compensation, to our management team as incentive compensation. The shares issued to the employment stock ownership association were issued for the benefit of our non-management employees in order to recognize past performance. In addition, in connection with our acquisition of WiderThan Americas, WiderThan Americas granted virtual stock options, which were stock appreciation rights settled in cash, to employees of WiderThan Americas in exchange for pre-existing options and in order to provide equity-based incentive compensation to such employees.

For the year ended December 31, 2004, we recorded stock compensation expenses for each of these three items. For each of these equity-based compensation methods, fair market value was determined by an independent third party valuation firm using the Black-Scholes valuation model. The total stock compensation amount recorded in 2004 was US$3.0 million, which consisted of the following:

•	We issued to members of our management team 794,000 stock options with exercise prices ranging from US$3.90 to US$4.26 per share. Total compensation expense in 2004 for these options was US$0.2 million. Based on our use of the fair value recognition method contained in Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation for the accounting of stock-based employee compensation, absent any changes to the current options, we will recognize stock compensation expense with respect to these stock options in the amounts of US$1.4 million and US$0.5 million during 2006 and 2007, respectively.

•	In June 2004, we issued 500,000 shares to our non-management employees at a price of US$0.86 per share through our employee stock ownership association. Based upon the excess of the fair market value of these shares over the purchase price, we recognized US$2.7 million of compensation expense. Because ownership of these shares is not contingent upon these employees’ continued employment with us, we recognized a one-time compensation charge in 2004.

•	In October 2004, WiderThan Americas granted 426,149 virtual stock options. Stock compensation expense (benefit) is recognized for changes in the fair value of the virtual stock options on each balance sheet date. In 2004, such expenses amounted to US$0.2 million.

In August 2005, all of VSOs granted by WiderThan Americas were cancelled. As a result of the cancellation of the VSOs, we eliminated our VSO liability of US$0.8 million with a corresponding increase in additional paid in capital.

In exchange, holders of these virtual stock options were awarded a fourth type of equity incentive compensation, called VSO Cash Rights or VSO Replacement Cash Rights, and, if eligible, employee stock options (this cancellation and exchange is referred to as the VSO Exchange). For details of this transaction, see “Item 6. Directors, Senior Management and Employees — VSO exchange”. Each VSO Cash Right entitles the holder to receive the excess of our initial public offering price per ADS (less underwriting commissions) over US$9.37. Payments to holders of VSO Cash Rights are due on June 30, 2006. In accordance with SFAS 123, we will record any changes in the fair value of the VSO Cash Rights in excess of the amounts already recognized on the VSOs being replaced as compensation expense.

These VSO Cash Rights were issued by Melody Share Corporation, a special purpose company incorporated in the Cayman Islands. Prior to our IPO in December 2005, Melody Share Corporation was supported by WT Investor Corp., a corporation formed by two of our shareholders. As a result, under FIN 46(R), WT Investor Corp. had a variable interest in Melody Share Corporation and, as a result,

WT Investor Corp. was required to consolidate Melody Share Corporation. In addition, until the IPO in December 2005, under FIN 46(R), we had a variable interest in WT Investor Corp. As a result, prior to the IPO, we were required to consolidate both WT Investor Corp. and Melody Share Corporation. After the IPO, we now have an implicit variable interest in Melody Share Corporation because Melody Share Corporation has a liability to make cash payments to holders of VSO Replacement Cash Rights and KSO Cancellee Cash Rights, all of whom are either our employees (or former employees) or our directors. As a result, we are still required to consolidate Melody Share Corporation. Therefore, after the IPO, our consolidated financial statements only reflect as a liability, Melody Share Corporation’s obligations under the VSO Cash Rights and the KSO Cancellee Cash Rights described below. However, after the IPO, we no longer have any variable interest in WT Investor Corp, and are no longer required to consolidate it.

In June 2005, as part of the VSO Exchange, we issued an aggregate of 326,126 stock options at an exercise price of $8.45 to former VSO holders, contingent upon each holder’s cancellation of the VSOs. As the VSOs were cancelled in August 2005, the contingency was resolved and, therefore, we commenced the recognition of stock compensation expense associated with these stock options beginning at that time. These options vest two years from the date of issuance and expire seven years from the date of issuance. We will recognize the fair value of these 326,126 stock options, in accordance with SFAS No. 123, over the vesting period.

On August 11, 2005, one board member and one employee forfeited an aggregate of 116,000 partially vested stock options previously granted and were awarded an aggregate of 185,212 fully vested KSO Cancellee Cash Rights by Melody Share Corporation. Similar to a VSO Replacement Cash Right, a KSO Cancellee Cash Right entitles the holder to receive from Melody Share Corporation the excess of the price per ADS in the Company’s initial public offering (less underwriting commissions) less US$9.37. In accordance with SFAS 123, the Company accounted for this transaction as an exchange of a non-vested award for a vested award, and, on August 11, 2005, recognized the difference between the fair value of the KSO Cancellee Cash Rights on their date of grant, US$0.6 million, and the compensation expense amount previously recognized for the partially vested stock options as of August 11, 2005, US$0.1 million, or US$0.5 million of compensation expense. The value of the KSO Cancellee Cash Rights at December 9, 2005, the date of the Company’s initial public offering, became fixed at US$0.3 million. However, after recording the additional US$0.5 million of compensation expense referred to above, the Company has already recognized US$0.6 million of total compensation expense relating to the issuance of the KSO Cancellee Cash Rights. Therefore, no further compensation expense is recognized relating to the change in value of the KSO Cancellee Cash Rights at the date of Company’s initial public offering.

For the year ended December 31, 2005, we recorded stock compensation expense of US$3.4 million, which consisted of the following:

•	US$2.0 million relating to stock options granted (and forfeited) prior to December 31, 2005. In 2005, we granted 1,011,385 options at exercise prices between US$6.00 and US$19.61. That number of options includes 326,126 stock options at an exercise price of $8.45 per share to former VSO holders, contingent upon each of the holder’s cancellation of the VSOs, in June 2005, as part of the VSO Exchange. As the VSOs were cancelled in August 2005, the contingency was resolved, and we commenced the recognition of stock compensation expense associated with these stock options. All of these options vest according to different schedules ranging from two to four years from their date of grant. We will recognize stock compensation expense with respect to these options in the amounts of US$2.9 million, US$1.6 million, US$0.2 million and US$29,000 during 2006, 2007, 2008 and 2009, respectively.

•	US$0.4 million for changes in the fair value of the virtual stock options between December 31, 2004 and the date of their cancellation in August 2005.

•	US$0.1 million for changes in the value of the VSO Cash Rights from the date they were issued in August 2005 to December 2005.

•	US$0.6 million relating to the issuance of the KSO Cancellee Cash Rights, as explained above; and

•	US$0.2 million relating to additional support expected to be provided by us to Melody Share Corporation.

We expect that Melody Share Corporation will make all of its required payments to holders of VSO Replacement Cash Rights and KSO Cancellee Cash Rights by June 30, 2006. We intend to close Melody Share Corporation and wind up its operations after it completes the payments set forth above. Additionally, in the future, we expect to provide equity compensation to our employees through stock options and not through issuance of shares to the employee stock ownership association or through the use of virtual stock options, other stock appreciation rights or cash rights.

Foreign exchange effects

Reporting currency

We have selected the U.S. dollar as our reporting currency in accordance with Rule 3-20 of Regulation S-X under the U.S. Securities Act, which permits an issuer to use any reporting currency it deems appropriate. During 2003, 2004 and 2005, the substantial majority of our revenue was earned in Korean Won. Therefore, to the extent the Korean Won appreciates against the U.S. dollar and our Korean Won revenue remains the same, the revenues that we report in U.S. dollars will be positively affected. Alternatively, if the Korean Won depreciates against the U.S. dollar, the revenues that we report in U.S. dollars will be negatively affected.

During 2003, 2004, and 2005, the Korean Won appreciated against the U.S. dollar by 5.3%, 4.1% and 11.8%, respectively (based on the average exchange rates for the applicable year). As a result, during such periods, a portion of our increases in certain of our statement of operations items and balance sheet items were attributable to the appreciation of the Korean Won against the U.S. dollar. For example, our revenues in the year ended December 31, 2005 include an increase of US$6.9 million from the year ended December 31, 2004 solely as a result of the 11.8% appreciation of the Korean Won against the U.S. dollar to the average exchange rate of W1,024 to US$1.00 for the year ended December 31, 2005 from the average exchange rate of W1,145 to US$1.00 for the year ended December 31, 2004, based on retranslating the revenue for the year ended December 31, 2005 at the average exchange rate for the year ended December 31, 2004. Our revenues in 2004 include an increase of US$2.1 million from 2003 solely as a result of the 4.1% appreciation of the Korean Won against the U.S. dollar to the average exchange rate of W1,145 to US$1.00 for the year ended December 31, 2004 from the average exchange rate of W1,192 to US$1.00 for the year ended December 31, 2003, based on retranslating the 2004 revenue at the 2003 average exchange rate. Our revenues in 2003 include an increase of US$2.9 million from 2002 solely as a result of the 5.3% appreciation of the Korean Won against the U.S. dollar to the average exchange rate of W1,192 to US$1.00 for the year ended December 31, 2003 from the average exchange rate of W1,255 to US$1.00 for the year ended December 31, 2002, based on retranslating the 2003 revenue at the 2002 average exchange rate.

As we expand our operations globally, we expect that the portion of our revenues earned in U.S. dollar will increase over time. As such revenue increases, we expect this reporting currency translation effect to be reduced.

In addition, changes in foreign exchange rates between the Korean Won and the U.S. dollar also affect our balance sheet. We are exposed to foreign currency exchange rate fluctuations due to our large amount of cash and cash equivalents held in Korean Won. Effects of unrealized foreign currency translation adjustments related to the balance sheet are recorded as other comprehensive income or expenses and are included in shareholders’ equity.

Foreign currency transaction

Due to the differences in timing between when we recognize revenue and when we receive payment on our contracts or when we have liabilities denominated in non-Korean Won, we experience foreign currency transaction gains and losses. These foreign exchange transaction gains and losses are included in foreign currency gains and losses in our statement of operations. For the years ended December 31, 2004 and 2005, we recognized a net gain of US$17,075 and a net loss of US$125,450, respectively, due to foreign exchange transactions.

See “— Quantitative and qualitative disclosures about market risk — Foreign currency risk”.

Preferred stock

In 2002 and 2004, we issued our Series A and Series B convertible, redeemable preferred stock, respectively, both of which we have reflected as mezzanine equity on our balance sheet. Under the terms and conditions of both our Series A and Series B preferred stock, various forms of accretion were recorded to the preferred stock entries on our balance sheet over various periods since their issuance dates, with corresponding non-cash charges reflected below net income on our statement of operations for relevant periods. In August 2005, we issued our Series C convertible, redeemable preferred stock.

The various types of accretion impacting our preferred stock were charges related to the accretion of a beneficial conversion feature, charges related to the excess of the redemption value over the issuance price and charges related to implied dividends. For more information on these accretion charges, see note 10 to our consolidated financial statements as of and for the year ended December 31, 2005.

All of our Series A, Series B and Series C preferred stock was converted into common stock upon our initial public offering in December 2005. Upon our IPO, the carrying amount of the preferred shares was transferred to common shares and additional paid-in capital.

Revenues

We classify our revenues into revenue from services, which consist of our carrier application services, content services and professional and other services, and revenue from system sales.

Service revenues

•	Carrier application services. Our carrier application services are services that we provide to wireless carriers which, at their core, involve applications that enable or facilitate the delivery of mobile entertainment content such as ringback tones, music-on-demand, ringtones, messaging and informational services. In these carrier application services, we design and develop mobile entertainment applications that we then manage and operate for our carrier customers. We receive from the carriers either a percentage of the carrier’s monthly subscription and/or transaction revenue or a fixed fee per transaction. Revenue is recognized when services are provided or when the carrier collects from its subscribers, depending upon the contract terms. Carrier application services revenues also include amounts derived from system sales when such system sales are part of a multiple element contract for which objective and reliable evidence of fair values for each of the multiple elements are not available and the majority of contracted revenue is related to a carrier application service.

•	Content services. Our content services involve the delivery of content, such as ringback tones, ringtones and mobile games, to wireless subscribers through application service providers such as ourselves or through a competitor’s or a carrier’s own applications, which then make the content available to the wireless subscribers. In the majority of our content services, we license content through agreements with music label companies, game developers and other content providers. In such mobile content transactions, we act as a principal and, as a result, we recognize the entire amount paid to us by the carrier. In certain other content services, however, the carrier holds the license with the original content providers, but we handle settlement of payments to the license holders. In such cases, we recognize as revenue only the amounts net of payments to the content license holders.

•	Professional and other services. Our professional services consist primarily of designing, developing, and maintaining our wireless carrier customers’ websites and performing other consulting and customization services related to promotion or marketing of mobile entertainment services for our carrier customers. Our carrier customers pay us once they accept delivery of our services. For the website services, we receive from our carrier customers monthly site management fees, plus additional monthly fees for content design, promotion, site renewal and additional planning. Our other services primarily involve providing customized modifications and enhancements to existing applications requested by our carrier customers. Fees for our professional services are typically charged on a time-and-materials basis. Revenue for these services is typically recognized using the completed-contract method or upon customer acceptance in accordance with the underlying terms of the contract.

During 2003, 2004 and 2005, our service revenues represented 58.6%, 83.2%, and 87.4%, respectively, of our total revenues. We expect revenues from our service revenues, in particular carrier application services, to continue to increase as a percentage of our total revenues.

System sales revenues

Our system sales principally involve the sale to wireless carriers of our software application often loaded onto hardware that we supply, together with system integration and maintenance fees. The primary system that we sell is for ringback tone service, though we have in the past sold systems that support other mobile entertainment and information services. Unlike our carrier application services, we typically do not operate or manage the system after the system sale installation is complete (or, if we do, such operation and management is provided under a separate contract). Our carrier customers pay us once the system is delivered and accepted by the customer (except in certain instances where progress payments and multiple stages of acceptance are contemplated). We recognize revenue for these system sales upon product delivery or upon completion of services using the completed-contract method. These system sales contracts generally have relatively long contract periods and are considered complete when the remaining related maintenance costs and other obligations are considered insignificant. However, where we can make reasonably dependable estimates of completion, revenue, and associated costs, and when we have enforceable rights regarding goods and services already provided, we recognize revenue following the percentage of completion method.

Because, in the past, a substantial portion of system sales involved the sale of hardware, which carried a high level of cost associated with it, we typically earned lower margins compared to carrier application services or content services. We reduced our focus on system sales as we have shifted our strategic focus on carrier application services in 2003. However, we plan to continue to offer system sales to carrier customers as an alternative to, and to complement, our carrier application services, our core offering. As we do this, we expect system sales revenues to decrease as a percentage of total revenues, contributing to improved margins.

Costs and expenses

Our costs and expenses consist of cost of service revenues, cost of system sales, depreciation and amortization expense, selling and marketing expense, general and administrative expense, research and development expense and stock compensation expense.

•	Cost of service revenues include data processing costs, network costs, royalty costs, personnel costs associated with service implementation, training and customer care, and off-network database query charges. In 2003, substantially all salaries and benefits for employees who are principally engaged in provision of services were allocated to cost of service revenues. In 2004, we introduced an enterprise resource planning system and were better able to allocate the portion of salaries and benefits that relate to general and administrative activities performed by these employees. Had we introduced our enterprise resource planning system in prior years, we would have allocated certain costs to general and administrative expenses and our cost of service revenues in 2003 would have been lowered by a corresponding amount.

•	Cost of system sales include hardware costs, data processing costs, network costs, royalty costs, personnel costs associated with system sales, maintenance after implementation, training and customer care. In 2003, substantially all salaries and benefits for employees who are principally engaged in provision of system sales were allocated to cost of system sales. Had we introduced our enterprise resource planning system in prior years, we would have allocated certain costs to general and administrative expenses and our cost of system sales in 2003 would have been lowered by a corresponding amount.

•	Depreciation and amortization expense relates primarily to our property and equipment including our network infrastructure facilities related to information management and other intangible assets. During 2005, depreciation and amortization expense increased as we expanded our network infrastructure to support additional carrier application service implementations in the United States. Additionally, due to our acquisition of WiderThan Americas in the fourth quarter of 2004, we experienced a full year of depreciation and amortization expense in 2005 from the fixed assets and intangible assets acquired in that transaction.

•	Selling and marketing expenses consist of advertising, promotion and market research expenses, all of which are expensed as incurred. We expect that our selling and marketing expenses will increase as we continue to further expand our global customer base into new markets such as Europe.

•	General and administrative expenses consist of salaries and benefits for employees whose activities represent administrative functions. We experienced an increase in general and administrative expenses in 2004 primarily due to our introduction of an enterprise resource planning system. Following the implementation of this system, we were better able to allocate to general and administrative expenses the portion of salaries and benefits that relate to general and administrative activities performed by employees whose principal functions related to provision of services or system sales. Had we introduced our enterprise resource planning system in prior years, we estimate that our general and administrative expenses in 2002 and 2003 would have been higher than reported. In 2005, our general administrative costs increased as a result of the full year impact of WiderThan Americas, acquired in October 2004, and certain costs incurred due to our initial public offering in December 2005. In addition, in 2006, we expect our general and administrative expenses to increase as a result of increased costs, such as legal and accounting fees and internal controls costs related to compliance with the Sarbanes-Oxley Act of 2002 and other relevant U.S. securities laws.

•	Research and development costs consist of personnel cost including payroll and benefits that are expensed as incurred. In general, we conduct our research and development activities in-house unless outsourcing is specifically warranted. We do not allocate administrative, real estate related and other corporate costs to research and development.

•	Stock compensation expenses include the costs associated with our various stock related benefit programs, including the employee stock ownership association, the stock options and the virtual stock options.

Non-GAAP financial measures

Adjusted EBITDA

Adjusted EBITDA consists of net income before earnings from equity method investment, minority interest, income taxes, total other (income) loss, depreciation and amortization and non-cash based stock compensation.

Adjusted EBITDA may not be comparable to a similarly titled measure employed by other companies and is not a measure of performance calculated in accordance with U.S. GAAP. We use Adjusted EBITDA as a measure of operating performance. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities or other operations statement or cash flows statement data prepared in accordance with GAAP.

We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because:

•	It is the primary measure used by our management to evaluate the economic productivity of our operations;

•	It is widely used in the mobile entertainment services industry to measure operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and stock compensation expense; and

•	We believe it helps investors meaningfully evaluate and compare the results of operations from period to period by removing the impact of our asset base (primarily depreciation and amortization and stock compensation expense) from our operating results.

Our management uses Adjusted EBITDA:

•	As a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our asset base (primarily depreciation and amortization) from our operating results;

•	In presentations to our Board of Directors to enable it to have the same measurement of operating performance used by management; and

•	For planning purposes, including the preparation of our annual operating budget.

Adjusted EBITDA for the year ended December 31, 2003, 2004 and 2005 was calculated as follows:

	Twelve Months Ended December 31,
	2003	2004	2005

Reconciliation to adjusted EBITDA
Net income	$5,989	$3,949	$8,577
Earnings from equity method investment	(201)	(113)	(75)
Minority Interest	—	—	(153)
Income taxes	2,583	2,156	3,791
Total other (income) loss	(163)	207	(787)
Depreciation and amortization	1,244	2,490	4,269
Stock compensation (Note A)	—	3,029	3,184

Adjusted EBITDA	$9,452	$11,718	$18,806

Adjusted net income

Adjusted net income consists of net income exclusive of stock compensation expense. Adjusted net income may not be comparable to a similarly titled measure employed by other companies and is not a measure of performance calculated in accordance with U.S. GAAP. We use Adjusted net income as a measure of operating performance. This non-GAAP measure is useful information to both management and investors because it excludes stock compensation expense, which may not be indicative of core operating results. This measure should be considered in addition to, but not as a substitute for, U.S. GAAP results.

	Twelve Months Ended December 31,
	2003	2004	2005

Reconciliation to adjusted net income
Net income	$5,989	$3,949	$8,577
Stock compensation (Note A)	—	3,029	3,184

Adjusted net income	$5,989	$6,978	$11,761

Adjusted net income per share — diluted	$0.60	$0.68	$1.06

Weighted average number of shared — diluted	10,000,000	10,326,993	11,081,085

Note A: Cash stock compensation expense of $179 is excluded from this line item in 2005

Income taxes

Our consolidated effective tax rates were 30.9%, 36.0% and 31.2% for 2003, 2004 and 2005, respectively. Our statutory rate in Korea was 29.7% in 2003 and 2004, and for 2005 became 27.5% effective January 1, 2005 in accordance with an amendment to the Corporate Tax Act of Korea. The primary reason that our effective tax rate was higher than the statutory rate is because, in Korea, our taxes are levied on our taxable income, which is greater than our income before taxes, primarily due to certain expenses that are not deductible for tax purposes.

In addition, we acquired net operating loss carryforwards in our purchase of WiderThan Americas, Inc. in October 2004. Based on our historical losses and the uncertainty about our ability to generate sufficient taxable income in the United States in the short term, we have decided that it is more likely than not that we will not be able to utilize these net deferred tax assets and thus have recorded a full valuation allowance on the net deferred tax assets generated in the business in the United States. As these net operating loss carryforwards do not expire until 2021, we will continue to monitor the valuation allowance for the net deferred tax assets associated with WiderThan Americas, and may determine that a portion of the net operating losses will more likely than not be utilized in the future. At such a time, we will reduce its valuation allowance accordingly.

Results of operations

The following table sets forth the items in our historical consolidated statement of operations for the periods indicated as a percentage of total revenues:

	For the Years Ended December 31,
	2003	2004	2005

Total revenues:	100.0%	100.0%	100.0%
Services revenues:
Carrier application services	21.6	39.3	60.4
Content services	19.4	28.9	18.0
Professional and other services	17.6	15.0	9.0

Total service revenues	58.6	83.2	87.4
System sales	41.4	16.8	12.6

Costs and expenses:
Cost of service revenues	30.1	35.9	33.1
Cost of system sales	34.4	12.4	7.8
Depreciation and amortization	2.1	4.0	4.2
Selling and marketing	4.8	4.2	4.6
General and administrative	12.4	22.8	23.9
Research and development	2.3	6.0	11.9
Stock compensation	—	4.8	3.3

Total costs and expenses	86.1	90.1	88.8

Operating income	13.9	9.9	11.2
Other income (loss)	0.3	(0.3)	0.8
Income before taxes, minority interest and earnings from equity method investment	14.2	9.6	12.0
Income taxes	4.4	3.5	3.8

Income before minority interest and earnings from equity method investment	9.8	6.1	8.2
Minority interest	—	—	0.2
Earnings from equity method investment	0.3	0.2	0.1

Net income	10.1%	6.3%	8.5%

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues

Our revenues increased by 61.4% to US$101.4 million in the year ended December 31, 2005 from US$62.8 million in the year ended December 31, 2004 primarily due to increases in revenue from our carrier application services, approximately $8.8 million from the full year impact of WiderThan Americas revenues, which increased to approximately $23.5 million in 2005, and the foreign currency translation gain of US$6.9 million resulting from the 11.8% appreciation of the Korean Won against the U.S. dollar from year ended December 31, 2004 to the year ended December 31, 2005 as described in “Foreign exchange effects”. With respect to the different categories of our revenues, we experienced a 148.1% increase in carrier application services revenues, and a 21.5% increase in system sales revenues, while our content services revenue was flat and a slight decline in our professional services and other revenue.

Revenues from our carrier application services increased by 148.1% to US$61.2 million in the year ended December 31, 2005 from US$24.7 million in the year ended December 31, 2004 primarily due to an increase in the number of carriers and subscribers in our ringback tones services, increases in the number of subscribers in our music-on-demand service for SK Telecom, an increase in message traffic from our inter-carrier messaging services and the full year impact of revenue from carrier applications services (the majority of which was from inter-carrier messaging) provided by WiderThan Americas. In addition, carrier application services revenues in the years ended December 31, 2005 and 2004 also included amounts derived from system sales when the system sales were part of a multiple element contract for which objective and reliable evidence of fair values for each of the multiple elements were not available and the majority of contracted revenue was related to a carrier application service. Carrier application services revenues increased to 60.4% of total revenue in the year ended December 31, 2005, from 39.3% in the year ended December 31, 2004.

Revenues from our content services of US$18.2 million in the year ended December 31, 2005 was flat compared to US$18.2 million in the year ended December 31, 2004. Although our content services revenue was flat, we had an increase in revenues generated from mobile games, following our active publishing and marketing of mobile games, offset by a decrease in revenues from co-promotion activities with SK Telecom that we ceased at the beginning of 2005. Content services revenues decreased to 18.0% of total revenue in the year ended December 31, 2005 from 28.9% in the year ended December 31, 2004.

Revenues from our professional and other services decreased by 2.9% to US$9.1 million in the year ended December 31, 2005 from US$9.4 million in the year ended December 31, 2004 primarily due to a decrease in web-agency revenues following reduced spending by SK Telecom on promotions through customer loyalty websites that we manage for SK Telecom and a decrease in our related consulting services in the year ended December 31, 2005 compared to the year ended December 31, 2004.

Revenues from our system sales increased by 21.5% to US$12.8 million in the year ended December 31, 2005 from US$10.6 million in the year ended December 31, 2004 primarily due to revenues earned from ringback tone system sales contracts we entered into with Telkomsel (Indonesia), Hutchison 3 (United Kingdom) and S-Phone (Vietnam) in 2005 and system integration fees for the development and implementation of a new system for SK Telecom, which provides a portal for its subscribers to access wireless data services and voice services more easily. System sales revenue decreased to 12.6% of total revenue in the year ended December 31, 2005 from 16.8% in the year ended December 31, 2004.

Costs and expenses

Our total costs and expenses increased by 59.0% to US$90.1 million in the year ended December 31, 2005 from US$56.6 million in the year ended December 31, 2004 primarily due to increases in cost of service revenues, general and administrative expenses and research and development expenses. The 11.8% appreciation of the Korean Won against the U.S. dollar for the year ended December 31, 2004 compared to the year ended December 31, 2005 resulted in an increase of US$5.8 million in our total costs and expenses for the year ended December 31, 2005.

Cost of service revenues.  Our cost of service revenues increased by 48.5% to US$33.5 million in the year ended December 31, 2005 from US$22.6 million in the year ended December 31, 2004 primarily due to increases in service outsourcing costs for subcontracted labor, salaries and benefits and travel and communication expenses, each of which relates to the increase in our service revenues. Music-on-demand service requires labor-intense database and music website management. In order to respond to immediate needs for labor and to achieve cost-efficiency, we outsourced non-core aspects of such service to several third party subcontractors, resulting in an increase in our outsourcing cost. We also experienced an increase in our labor cost, salaries and benefits in particular, resulting from new hiring of personnel to support the growth in our ringback tone and music-on-demand carrier application services. Cost of service revenues represented 33.1% of total revenue in the year ended December 31, 2005 as compared to 35.9% in the year ended December 31, 2004.

Cost of system sales.  Our cost of system sales increased by 1.3% to US$7.9 million in the year ended December 31, 2005 from US$7.8 million in the year ended December 31, 2004 despite a 21.5% increase in system sales revenue. The slower growth in cost of system sales compared to system sales revenue is due to a shift in mixture to higher margin software components compared to hardware components, which are typically lower margin. Cost of system sales represented 7.8% of total revenue in the year ended December 31, 2005 as compared to 12.4% in year ended December 31, 2004.

Depreciation and amortization.  Our depreciation and amortization expense increased by 71.4% to US$4.3 million in the year ended December 31, 2005 from US$2.5 million in the year ended December 31, 2004 primarily due to the full year impact of US$0.8 million in depreciation and amortization from WiderThan Americas, the purchase of hardware for the provision of ringback tone service to SK Telecom and Globe and music-on-demand service to SK Telecom, and the opening of a branch office in Indonesia.

Selling and marketing.  Our selling and marketing expenses increased by 81.1% to US$4.7 million in the year ended December 31, 2005 from US$2.6 million in the year ended December 31, 2004 primarily due to greater promotion of game publishing and incurrence of expenses associated with sourcing and managing real music content for SK Telecom’s music-on-demand service. Selling and marketing expenses represented 4.6% of revenue in the year ended December 31, 2005 as compared to 4.2% in the year ended December 31, 2004 primarily due to the expansion of our game content business which requires a high level of marketing support, in particular, during the initial phases of launch.

General and administrative.  Our general and administrative expenses increased by 68.9% to US$24.3 million in the year ended December 31, 2005 from US$14.4 million in the year ended December 31, 2004 primarily due to the addition of the full year impact of general and administrative expenses from WiderThan Americas, and an increase in costs attributable to our December 2005 initial public offering. General and administrative expenses represented 23.9% of revenues in the year ended December 31, 2005 as compared to 22.8% in the year ended December 31, 2004.

Research and development.  Our research and development expenses increased by 220% to US$12.0 million in the year ended December 31, 2005 from US$3.8 million in the year ended December 31, 2004 primarily due to the full year impact of research and development expenses incurred by WiderThan Americas and an increase in labor costs for employees engaged in software development. Research and development expenses represented 11.9% of total revenue in the year ended December 31, 2005 as compared to 6.0% in the year ended December 31, 2004.

Stock compensation.  We incurred stock compensation expenses of US$3.4 million in the year ended December 31, 2005 due to the issuance and vesting of employee stock options, the effect of the VSOs and their exchange and awarding of VSO Cash Rights and KSO Cancellee Cash Rights.

Operating income

As a result of the cumulative effects of the reasons stated above, our operating income increased to US$11.4 million in the year ended December 31, 2005 from US$6.2 million in the year ended December 31, 2004.

Other income (loss)

Our net other income (loss) increased to US$0.8 million of other income, net in the year ended December 31, 2005 from US$0.2 million of other losses, net in the year ended December 31, 2004 primarily due to our recording of net interest income and investments in the year ended December 31, 2005 resulting from the increases in our cash and cash equivalents to US$71.2 million as of December 31, 2005 from US$17.8 million as of December 31, 2004.

Income taxes

We recorded income taxes of US$3.8 million in the year ended December 31, 2005 as compared to an income tax of US$2.2 million in the year ended December 31, 2004. However, our effective tax rate decreased to 31% in the year ended December 31, 2005 from 36% in the year ended December 31, 2004, primarily due to the reduction of the Korean statutory rate, effective January 1, 2005, from 29.7% to 27.5% and the impact of a reduced valuation allowance on deferred tax assets resulting from the utilization of net operating loss carryforwards in WiderThan Americas in the year ended December 31, 2005.

Minority interest

As a result of our consolidation of Melody Share Corporation under FIN 46(R), without any equity ownership of this entity, US$0.2 million was allocated to minority interest in the year ended December 31, 2005.

Net income

As a result of the cumulative effects of the reasons stated above, our net income increased by 117.2% to US$8.6 million in the year ended December 31, 2005 from US$3.9 million in the year ended December 31, 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues

Our total revenues increased by 6.4% to US$62.8 million in 2004 from US$59.0 million in 2003, primarily due to the inclusion of US$5.3 million of revenue of WiderThan Americas in our consolidated operating results from the acquisition date of October 8, 2004 and the positive impact of US$2.1 million resulting from the 4.1% appreciation of the Korean Won against the U.S. dollar from 2003 to 2004 as described in “Foreign exchange effects”. With respect to the different categories of our revenue, we experienced a 93.4% increase in carrier application services revenue and a 58.8% increase in content services revenue, which was partially offset by a 56.8% decrease in system sales. But for our acquisition of WiderThan Americas and the appreciation of the Korean Won against the U.S. dollar, our revenues would have decreased by 6.4%, primarily due to a decrease in revenues from system sales reflecting a shift in our business focus towards carrier application services.

Revenues from our carrier application services increased by 93.4% to US$24.7 million in 2004 from US$12.8 million in 2003 primarily due to an increase in the number of subscribers for SK Telecom’s ringback tone service, new revenues from the launch of music-on-demand service for SK Telecom, an increase in usage of a variety of other carrier application services provided to SK Telecom and the addition of revenues from carrier applications services (primarily inter-carrier messaging) provided by WiderThan Americas after it was acquired by us in October 2004. In addition, unlike in 2003, during 2004, carrier application services revenues also included amounts derived from system sales when the system sales were part of a multiple element contract for which objective and reliable evidence of fair values for each of the multiple elements were not available and the majority of contracted revenue was related to a carrier application service. Carrier application services revenue increased to 39.3% of total revenue in 2004 from 21.6% in 2003.

Revenues from our content services increased by 58.8% to US$18.2 million in 2004 from US$11.4 million in 2003 primarily due to new revenues from sourcing real music content for SK Telecom, an increase in usage of our music-related content such as ringtones and ringback tones, the addition of revenues from music and graphics content services provided by WiderThan Americas after it was acquired by us in October 2004 and an increase in downloads of our mobile games which we believe resulted from our active publishing and marketing of competitive mobile games in 2004 and the effect of an increase in download fees of our mobile games in 2004. Content services revenue increased to 28.9% of total revenue in 2004 from 19.4% in 2003.

Revenues from our professional and other services decreased by 9.1% to US$9.4 million in 2004 from US$10.4 million in 2003 primarily due to a 87.8% decrease in revenues from other services to US$0.2 million in 2004 from US$1.9 million in 2003. Revenues from other services primarily represent consulting or agency fees that we received from SK Telecom for organizing, managing or supervising certain projects, campaigns or events designed to promote or market value-added wireless services on behalf of SK Telecom. The decrease in 2004 represents the reduced activity levels of such marketing and promotional projects, campaigns or events by SK Telecom in recent years as compared to the prior years, as the markets for value-added wireless services matured.

Revenues from our system sales decreased by 56.8% to US$10.6 million in 2004 from US$24.5 million in 2003 primarily due to the shift in our business focus from non-recurring system sales with lower margins to recurring carrier application services and content services with higher margins. System sales revenue decreased to 16.8% of total revenue in 2004 from 41.4% in 2003.

Costs and expenses

Cost of service revenues.  Our cost of service revenues increased by 27.1% to US$22.6 million in 2004 from US$17.8 million in 2003 primarily due to increases in cost associated with sourcing of content, outsourced labor cost and salary and benefits, each of which relates to the increase in our service revenues.

Cost of system sales.  Our cost of system sales decreased by 61.5% to US$7.8 million in 2004 from US$20.3 million in 2003 primarily due to decreases in cost for purchasing hardware, labor cost and license royalties and in salary and benefits, each of which relates to the decrease in our system sales revenues. Cost of system sales represented 12.4% of revenue in 2004 as compared to 34.4% of revenue in 2003.

Depreciation and amortization.  Our depreciation and amortization expense increased by 100.2% to US$2.5 million in 2004 from US$1.2 million in 2003. International carrier application services and increased music-related carrier application services in 2004 continues to require capital expenditures at initial service launches including hardware purchases and establishing branch offices outside of Korea, resulting in increased depreciation expenses in 2004 as compared to 2003.

Selling and marketing.  Our selling and marketing expenses decreased by 8.4% to US$2.6 million in 2004 from US$2.8 million in 2003, primarily due to a decrease in advertisement expenses. The decrease in advertisement expenses reflects a reduced level of our advertisement activities using mass media and an increased focus on off-line marketing events and participation in exhibitions.

General and administrative.  Our general and administrative expenses increased by 96.6% to US$14.4 million in 2004 from US$7.3 million in 2003 primarily due to the introduction of our enterprise resource planning system, increases in salaries and benefits and an increase in rent and expenses for office management and supplies. We estimate that the implementation of our enterprise resource planning system resulted in an increase in general and administrative expenses in 2004 of approximately US$1.5 million of costs that previously would have been included in cost of service revenues or cost of system sales. The increase in salary and benefits reflected our efforts to centralize operations resulting in higher labor expenses for administrative functions as well as the effect of an increase in salary wages and benefits costs. The increase in rent and expenses for office management and supplies was primarily due to our opening of two additional branch offices outside of Korea as we continued to expand our international operations as well as the increase in monthly rent we paid in 2004 after we relocated our headquarters. General and administrative expenses represented 22.8% of revenue in 2004 as compared to only 12.4% of revenue in 2003.

Research and development.  Our research and development expenses increased by 173.6% to US$3.8 million in 2004 from US$1.4 million in 2003 primarily due to the addition of research and development expenses incurred by WiderThan Americas following our acquisition of it, an increase in costs for personnel involved in development of software for ringback tones and music-on-demand solutions and, to a lesser extent, an increase in the number of employees engaged in research and development and the corresponding increase in their labor cost.

Stock compensation.  We incurred stock compensation expenses amounting to US$3.0 million in 2004 primarily due to a charge in the amount of US$2.7 million from the issuance in June 2004 of 500,000 shares to our employees at below fair market value as described earlier in “— Stock compensation expenses”.

Operating income

As a result of the cumulative effects of the reasons stated above, our operating income decreased by 24.5% to US$6.2 million in 2004 from US$8.2 million in 2003.

Other income (loss)

We recorded a net other loss of US$0.2 million in 2004 as compared to a net other income of US$0.2 million in 2003 primarily due to our recording of a net foreign exchange loss of US$0.6 million in 2004 as compared to foreign exchange gain of approximately US$5,000 resulting from the appreciation of Korean Won against the U.S. dollar in 2003.

Income taxes

Our income taxes decreased to US$2.2 million in 2004 from US$2.6 million in 2003. Our effective tax rate increased from 30.9% in 2003 to 36.0% in 2004 primarily due to stock compensation expense associated with the issuance of shares to employees at below fair market value in 2004, the majority of which was not deductible for tax purposes in Korea.

Net income

As a result of the cumulative effects of the reasons stated above, our net income decreased by 34.1% to US$3.9 million in 2004 from US$6.0 million in 2003.

Financial condition

Our working capital, which represents current assets less current liabilities, increased from US$11.8 million as of December 31, 2003 to US$18.9 million as of December 31, 2004 and to US$86.3 million as of December 31, 2005. The increase in working capital from 2004 to 2005 is directly due to the initial public offering completed in December 2005, in which we raised approximately $54.7 million (not including offering expenses) through the sale of 4.9 million common shares.

Cash and cash equivalents increased from US$10.8 million as of December 31, 2003 to US$17.8 million as of December 31, 2004 and to US$71.2 million as of December 31, 2005. The increase during the year ended December 31, 2005 reflects a US$52.1 million increase in cash from financing activities and a US$10.9 million increase in cash from operating activities which more than offset the US$10.5 million decrease in cash from investing activities. The decrease in cash from investing activities is due primarily to the purchase of equipment while the increase in cash from financing activities resulted from our initial public offering completed in December 2005.

Our property, plant and equipment also increased from US$4.6 million as of December 31, 2003 to US$8.1 million as of December 31, 2004 and to US$10.3 million as of December 31, 2005 primarily due to capital expenditures relating to our carrier application services and corporate infrastructure, including the introduction of our enterprise resource planning system and establishment of two additional branch offices in India and the Philippines. Goodwill increased from zero as of December 31, 2003 to US$18.4 million as of December 31, 2004 and US$18.7 million as of December 31, 2005 as a result of our acquisition of WiderThan Americas in October 2004. Intangible assets increased from an insignificant amount as of December 31, 2003 to US$2.9 million as of December 31, 2004 due also to our acquisition of WiderThan Americas and our acquisition of its customer relationships valued at US$2.5 million and technology valued at US$0.4 million. As of December 31, 2005, intangible assets decreased to $2.4 million due to amortization over the estimated lives of the intangible assets.

Our deferred income represents revenues billed but not earned, for example, system sales that are included in multiple element contracts. The recognition of income is deferred and amortized as it is earned. Deferred income increased from US$0.5 million as of December 31, 2003 to US$1.3 million as of December 31, 2004 and US$6.6 million as of December 31, 2005 primarily due to deferral of income on our carrier customer contracts with T-Mobile USA, Globe Telecom and Verizon Wireless. Deferred costs, included within current assets, increased from US$0.4 million at December 31, 2003 to US$1.1 million at December 31, 2004 to US$5.6 million at December 31, 2005. These deferred costs as of December 31, 2005 primarily included costs which have been incurred on projects but not yet expensed and prepaid music copyright costs. The deferred costs on projects have increased due to an increase in costs incurred on projects prior to the contracts being signed and an increase in the costs incurred on contracts where for customer acceptance has not yet been obtained. The prepaid music copyright costs have increased due to our sourcing of music during 2005 in connection with our music on demand service provided to SK Telecom. Accrued expenses increased from US$4.1 million as of December 31, 2004 to US$6.1 million as of December 31, 2005, primarily due to accrued expenses recorded representing royalties, compensation, commissions and bonuses as of December 31, 2005.

Liquidity and capital resources

Liquidity

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2003	2004	2005
	(In thousands of US$)

Cash and cash equivalents at beginning of period	$2,793	$10,826	$17,817

Net cash provided by operating activities	9,969	10,048	11,285
Net cash (used in) investing activities	(1,905)	(5,931)	(8,914)
Net cash provided by financing activities	—	720	50,093
Effect of exchange rate changes on cash and cash equivalents	(31)	2,154	890

Net increase in cash and cash equivalents	8,033	6,991	53,354

Cash and cash equivalents at end of period	$10,826	$17,817	$71,171

In December 2005, we completed our initial public offering and raised approximately $54.7 million (not including offering expenses). Prior to our initial public offering, our principal sources of liquidity have been cash flows from our operating activities and financing through the issuance of convertible redeemable preferred stock. Net cash used in investing activities have consisted primarily of purchase of property, plant and equipment and acquisition of other businesses.

We are in the process of enhancing the platforms for both our ringback tone and music-on-demand services. In April 2005, we entered into a contract with Excelcom, a wireless carrier in Indonesia, to provide our ringback tone carrier application service. We also expect to provide ringback tone and music-on-demand carrier application services, including Verizon Wireless in the U.S., to several new wireless carriers in the near future. We expect to finance the related costs for developing enhanced ringback tone and music-on-demand solutions and launching carrier application services with several additional carriers outside of Korea with existing cash and cash equivalents, cash inflows from operating activities and if necessary, the proceeds from our initial public offering.

We currently maintain general lines of credit of up to an aggregate amount of US$3.9 million with Hana Bank, Citibank Korea and Korea Exchange Bank, which we have not drawn upon to date. The line of credit with Hana Bank has a one-year maturity (automatically renewable every December unless either party objects), and carries an interest rate at the bank’s 90-day maturity certificate of deposit rate plus 1.68%. The line of credit with Citibank Korea has a one-year maturity (automatically renewable every December unless either party objects), and carries an interest rate at the bank’s 90-day maturity certificate of deposit rate plus 1.50%. The line of credit with Korea Exchange Bank has a six-month maturity (automatically renewable in March and September of every year unless either party objects), and carries an interest rate at the bank’s 90-day maturity certificate of deposit rate plus 1.45%. These lines of credit are unsecured. To the extent we have any outstanding balance under any of these credit facilities, we are subject to standard covenants and notice requirements, such as covenants to consult with the lender prior to engaging in certain events, which include, among others, mergers and acquisitions, sale of material assets, extending a guarantee for the benefit of a third party, entering a new line of business or entering into corporate workout or other debt restructuring. We are also required to furnish certain financial and other information to these bank lenders. We are not, however, subject to any financial covenant requirements or other restrictive covenants that restrict our ability to draw down upon these lines of credit or our ability to obtain financing elsewhere.

We also use a corporate charge card issued by Hana Bank with a line of credit of up to US$4.9 million. Amounts charged are generally payable the following month depending on the billing cycle. In general, the term of our agreement with Hana Bank for this corporate charge card is for one year, with automatic renewal in May of each year. This agreement may be terminated in writing by mutual agreement between Hana Bank and us. We are not subject to any financial or other restrictive covenants under the terms of this agreement.

In addition, we currently have a letter of credit facility of up to US$5.0 million open with Hana Bank for importation, which we had not drawn against as of December 31, 2005. This letter of credit facility has a one-year maturity (renewable every April), and carries an interest rate of 2.5% over the London Inter-Bank Offer Rate. Borrowings under this letter of credit facility are collateralized by importation documents and goods being imported under such documentation. To the extent we have any outstanding balance, we are subject to standard covenants and notice requirements under the terms of this facility, such as covenants to consult with the lender prior to engaging in certain events, which include, among others, mergers and acquisitions or sale of material assets or to furnish certain financial and other information. We are not, however, subject to any financial covenant requirements or other restrictive covenants that restrict our ability to utilize this facility or our ability to obtain financing elsewhere.

We also have put in place standby letters of credit with Hana Bank which serve to secure performance of the Company’s obligations under several of its carrier contracts. As of December 31, 2005, the aggregate amount of these standby letters of credit was approximately US$4.3 million. These standby letters of credit have maturities of six months (renewable every six months) and carry an interest rate of 1.2%.

We also have purchased guarantees amounting to $0.2 million from Seoul Guarantee Insurance which guarantees payments for one year under certain supply contracts we have with SK Telecom.

In connection with the VSO Exchange in August 2005, Melody Share Corporation obtained a non-revolving line of credit from a bank of US$9.3 million at an annual interest rate equal to the greater of (i) 0.50% above the prime rate and (ii) 6.50%. As of December 31, 2005, the outstanding balance of this loan was paid in full. For details, see “Item 6. Directors, Senior Management and Employees — VSO exchange”. Melody Share Corporation converted the 876,167 shares of Series C preferred stock it held into common stock and sold them in the form of ADSs in our initial public offering. With the proceeds, Melody Share Corporation repaid all of the outstanding balance on this loan.

Our cash investment policy emphasizes stability, with additional consideration to liquidity and preservation of principal over other portfolio considerations. The majority of our portfolio is invested in bank deposits, while a small percentage can be invested in governmental securities (both Korea and U.S.), high-grade commercial paper, corporate bonds, money market funds and repurchase agreements. The majority of funds must be invested in securities with initial maturities of less than three months. The use of option or derivative contracts is limited to hedging foreign currency risk. We do not have any derivative contracts as of December 31, 2005.

Prior to our acquisition, WiderThan Americas had entered into a US$1.25 million financing facility with a bank that allowed WiderThan Americas to draw funds against specific accounts receivable. This facility had a one-year term, incurred interest on outstanding balances at 1.25% per month, was collateralized by all of WiderThan America’s assets and was cancelable by either party to the facility at any time. As of December 31, 2004, the outstanding balance of this facility was US$0.3 million, which was recorded as short-term debt. This financing facility expired in March 2005, and we did not renew it.

Cash flows from operating activities.  Net cash provided by operating activities increased in 2005 from 2004 primarily due to the significant increase in net income, offset by the cumulative impact of an increase in accounts receivable and other changes in current assets and liabilities. Net cash provided by operating activities increased from 2003 to 2004 primarily as the result of positive adjustments to reconcile net income to net cash, which mainly included increases in stock compensation expenses and depreciation and amortization and which more than offset a decrease in net income.

Cash flows from investing activities.  Net cash used in investing activities increased in 2005 compared to 2004 primarily due to an increase in purchases of property, plant and equipment and an increase in investment in short-term financial instruments. During the December 2005 IPO, Melody Share Corporation’s 876,167 shares of Series C preferred stock were converted to common shares and sold into the IPO which rendered proceeds of US$9.8 million. Melody Share Corporation realized a gain of US$0.4 million on the shares sold into the IPO. Net cash used in investing activities increased in 2004 compared to 2003 due to US$3.2 million in proceeds in 2003 from a certain leasehold deposit and an increase in purchases of property, plant and equipment in 2004. In addition, our net cash used in investing activities in 2003 also reflected our investment in short-term financial instruments in the amount of US$1.7 million. In 2004 and 2005, we recorded US$5.9 million and US$10.5 million, respectively, in net cash used in investing activities, reflecting our purchase of property, plant and equipment of $4.9 million and $6.2 million, respectively, in connection with the general growth of our business, and the net impact of investments in short-term financial investments. Our investments in short-term financial instruments representing bank deposits were excluded from cash equivalents due to original maturities in excess of three months.

Cash flows from financing activities.  Net cash provided by financing activities increased in 2005 compared to 2004 primarily due to our December 2005 initial public offering where the Company raised US$54.7 million (net of underwriter commissions and fees of US$4.1 million) through the issuance of 4,900,000 ADSs, each representing one common share. In addition, in August 2005, we issued an additional 50,000 shares of Series C preferred shares to two of its shareholders at the same purchase price of US $9.37 per share, or an aggregate purchase price of US$0.5 million. In August 2005, to finance the purchase of 876,167 shares of Series C preferred stock, Melody Share Corporation borrowed US$9.2 million from a non-revolving line of credit. In December 2005, subsequent to the IPO, Melody Share Corporation repaid the US$9.2 million outstanding on the line of credit. Net cash provided by financing activities increased in 2004 compared to 2003 as we issued 500,000 shares of our common stock in June 2004 at W1,000 per share (or US$0.86 per share using the prevailing exchange rate) as part of the employee stock ownership association grant and received net proceeds of US$0.4 million.

Capital resources

As of December 31, 2005, our primary source of liquidity was US$71.2 million of cash and cash equivalents. We believe that our available cash and cash equivalents and net cash provided by operating activities will be sufficient to meet our capital needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any significant investments or acquisitions. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional securities either in the form of equity or debt or we may seek to incur indebtedness through bank facilities. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. There is no assurance that we will be able to secure financing in terms satisfactory to us or at all. Of our US$71.2 million of cash and cash equivalents at December 31, 2005, 94.4% of such cash and cash equivalents were held in Korean Won,

4.2% were held in US dollars and the remainder were held in a combination of other currencies of the other countries in which we operate.

As of December 31, 2005, we continued to maintain our existing lines of credit of up to US$8.9 million with Hana Bank, Citibank Korea and Korea Exchange Bank, which we have not yet drawn upon.

During 2004 and 2005, WiderThan Americas entered into several financing arrangements with certain vendors for the purchase of software and related services on an installment basis. These arrangements provide for quarterly installment payments on a straight line basis over two to three years. These arrangements incur interest on the outstanding balance at imputed interest rates of between 3% and 6% per annum. As of December 31, 2005, the outstanding balance under this arrangement was US$0.4 million.

We have not entered into any material financial guarantees or similar commitments to guarantee the payment obligations of third parties.

For 2003, 2004 and 2005, we spent approximately US$3.5 million, US$4.9 million and US$6.2 million, respectively, in capital expenditures, principally for hardware and software to be used in connection with the expansion of our music-related carrier application services.

Off-balance sheet arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual cash obligations

We have financed our operations primarily through cash from operations and equity investments from our shareholders. To date, we have not financed our operations through borrowings, and as of December 31, 2005, we had no material debt obligations outstanding to unrelated parties. The following table sets forth a summary of our contractual cash obligations due by period as of December 31, 2005.

	Payments Due by Period
	Up to	Between 1	Between 3	Beyond
	1 Year	and 3 Years	and 5 Years	5 Years	Total
	(In thousands of US$)

Operating lease obligations	$2,061	$846	$734	$61	$3,702

Our contractual cash obligations consist largely of operating lease obligations in connection with our offices and facilities. Our other contractual cash obligations consist primarily of payments to vendors by WiderThan Americas. We do not have material contractual obligations in currencies other than the Korean Won and U.S. dollars.

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenue and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue recognition

Our revenue is derived from contractual agreements with our wireless carrier customers, which vary significantly from customer to customer. Significant judgment is required to determine appropriate revenue recognition criteria for each contract, with each customer, and for each type of service and product provided.

Our carrier customer is the primary obligor of services to the ultimate wireless subscriber and is responsible for billing and collections and for resolving billing disputes. Therefore, in accordance with Emerging Issues Task Force, or EITF, No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, we generally recognize as revenue the amounts our carrier customers pay to us upon the sale of our products or services. The assessment of the primary obligor requires judgment and can vary between contracts.

For certain contracts, we have to make estimates regarding the amounts of revenue to be recognized currently and the amounts which must be deferred. For contracts involving system sales, in accordance with Statement of Position, or SOP, No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, we are required to make reasonably dependable assessments of the percentage of completion of the projects at each balance sheet date. Where we are unable to make reasonably dependable estimates of the percentage of completion, we defer revenue recognition until the contract is completed. At the moment, we recognize the majority of our contracts on the completed contract basis; however, we are currently making improvements to our systems and internal processes to track the progress of our systems sales contracts, and expect to be able to recognize a greater proportion of our contracts on a percentage-of-completion basis in the future.

For carrier application services and content services revenues, certain portions of revenue are estimated at each balance sheet date, and are based upon our historical experience of the amounts that can be billed and collected on a per user basis. To date, instances requiring estimates have not been significant, and our policy is to record differences between estimated revenues and actual revenues in the next reporting period once the amounts are actually determined. Historically, differences between our estimates and actual revenues have not been materially different.

Approximately seven of our contracts contain multiple deliverables and, in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, SOP No. 97-2, Software Revenue Recognition and Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, where we do not have sufficient objective and reliable evidence of fair values for each of the multiple elements contained therein, we are required to recognize these contracts as a single element for revenue recognition purposes. In contracts containing multiple deliverables, the revenues associated with product delivery, software development, system integration, customization, maintenance and carrier application services are deferred until the products are delivered and the system is accepted by our carrier customers. Following acceptance by our customers, these revenues are then recognized during the remaining period of the contract. The determination of objective and reliable evidence of fair value requires significant judgment, and we currently treat the majority of our multiple deliverable contracts as single elements of accounting.

For contracts containing multiple deliverables, we allocate revenue from such contracts to the most significant revenue category in our statement of operations. For example, a single contract with our carrier customer may require us to deliver a combination of carrier application services and system sales. Under such a contract, carrier application services typically represent the single largest contributor of our revenues. Accordingly, we allocate the revenues representing and generated from our system sales to carrier application service revenue. The corresponding cost of revenues associated with system sales are also reflected under cost of service revenues in accordance with this revenue recognition.

Impairment of goodwill, other intangible assets and long-lived assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in our acquisition of WiderThan Americas. As of December 31, 2005, residual goodwill reflected on our balance sheet was US$18.7 million. At the time of such acquisition, we estimated that US$2.9 million of intangible assets were acquired from WiderThan Americas, relating to customer relationships and technology.

We evaluate goodwill and indefinite-lived intangibles on an annual basis for possible impairment, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, using fair value techniques and market comparables. We assess impairment of our other long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, whenever events or changes in circumstance indicate the carrying amount may not be recoverable.

The assessment of impairments under SFAS No. 142 and No. 144 requires significant judgment and requires estimates to assess fair values. However, to date we have not had an impairment of goodwill or other long-lived assets.

Accounting for stock-based compensation

We have used the following types of stock based compensation: stock options, shares purchased by the employee stock ownership association, virtual stock options and VSO and KSO Cancellee Cash Rights.

We account for stock options in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method based on a Black-Scholes valuation. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period using a method promulgated by Financial Accounting Standards Board, or FASB, Interpretations No. 28, or FIN 28.

We also estimated the fair value of the shares purchased by the employee stock ownership association using a fair value method. On the grant date, the fair value was determined to be in excess of the amounts paid by the employees to purchase these shares, and thus the difference has been recorded as compensation expense in the period of grant, based on the terms of the award.

We treat the virtual stock options as stock appreciation rights and estimate the fair value of our liability at each balance sheet date based on a fair value method. Compensation cost associated with the virtual stock options is also recognized over the vesting period, as applicable for each tranche, using the method promulgated by FIN 28. Changes in this liability at each balance sheet date, resulting from changes in the fair value and the amount vested, are recorded as compensation expense or benefit.

The VSO Cash Rights and the KSO Cancellee Cash Rights are accounted for as stock appreciation rights. As these instruments were granted by Melody Share Corporation to our employees, we record compensation expense for any change in value above the previously recognized compensation expense and record an increase to the cash rights liability. The VSO Cash Rights and the KSO Cancellee Cash Rights are valued based on the intrinsic value method, where the fair value is calculated using the Black Scholes valuation model.

For all of these equity-based compensation awards, the determination of fair value of the awards at their date of grant using the Black-Scholes model requires estimates about our expected share price, dividend yield, the risk free interest rate, expected volatility, and expected life.

Income taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires the asset and liability method. We review our deferred tax assets on a regular basis to evaluate their recoverability based on expected enacted tax rates and projections of the expected realization of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets, including net operating loss carryforwards. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook.

In addition, we operate within domestic and foreign taxing jurisdictions and are subject to audit in those jurisdictions. In particular, companies in Korea are in general subject to tax audits by the Korean National Tax Service, on average, every five years. As we have not yet received a tax audit since our inception in 2000, it is likely that we may be subject to a tax audit in the next couple of years. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that our financial statements reflect a reasonable assessment of our foreign tax liability, it is possible that the ultimate resolution of these issues could significantly differ from our original estimates.

Quantitative and qualitative disclosures about market risk

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of our business, we are subject to market risk associated with currency movements on non-Won denominated assets and liabilities and interest rate movements.

Foreign currency risk

Our cash flows and revenues will be affected by the foreign exchange rate between the U.S. dollar and the Korean Won primarily because of our U.S. operations. For the year ended December 31, 2004, US$53.5 million of our revenues and US$50.3 million of our operating expenses were derived from currencies other than the US dollar. Of these amounts, the majority were derived from the Korean Won, (US$52.1 million of revenues and US$48.6 million of operating expenses). A hypothetical 10% depreciation in the value of the Korean Won against the U.S. dollar for the fiscal year ended December 31, 2004 would have reduced our revenues by US$5.3 million and decreased our operating income by US$0.3 million. For the year ended December 31, 2005, US$77.5 million of our revenues and US$66.2 million of our operating expenses were derived from currencies other than the US dollar. Of these amounts, the majority were derived from the Korean Won, (US$65.7 million of revenues and US$55.3 million of operating expenses). A hypothetical 10% depreciation in the value of the Korean Won against the U.S. dollar for the year ended December 31, 2005 would have reduced our revenues by US$6.6 million and decreased our operating income by US$1.0 million.

In addition, through the year ended December 31, 2005, we conducted our business primarily in the Korean Won, which is our functional currency. However, we have selected the U.S. dollar as our reporting currency in accordance with Rule 3-20 of Regulation S-X under the U.S. Securities Act, which permits an issuer to use any reporting currency it deems appropriate. The measurement and translation process is the same as that promulgated by SFAS No. 52, Foreign Currency Translation. As a result, to the extent that we need to convert Korean Won into U.S. dollars for presentation purposes, there could be a material impact to certain financial statement line items as a result of the appreciation or depreciation in the value of Korean Won against the U.S. dollar. For example, should the value of the Korean Won depreciate against the value of the U.S. dollar for a financial statement period and our revenue remain the same, our financial statements for operations would report a reduction in the amount of revenue reported in U.S. dollars.

We do not engage in any hedging activities. We may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest rate risk

As we only have two minor financing facilities denominated in U.S. dollars, which we have not drawn upon to date, our exposure to risk for changes in interest rates relates primarily to our investments in money market funds. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. As substantially all of our cash equivalents consist of bank deposits, money market deposit accounts and money market funds, we do not expect any material change with respect to our net income as a result of a 10% hypothetical interest rate change. We do not believe that we are subject to any material market risk exposure on our short-term financial instruments, as they are readily convertible to cash and have short maturities. We do not have any derivative financial instruments.

Inflation

We believe that inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 3.6% in 2003, 3.6% in 2004 and 2.7% in 2005.

Item 6.	Directors, Senior Management and Employees

Board of directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as currently in effect, provide for a board of directors comprised of between five and nine directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, so long as a quorum is met by a representation of not less than one third of all issued and outstanding shares with voting rights.

Each of our directors is elected for a term of three years, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders. Several of our directors were nominated pursuant to the investor rights agreement as described in “Item 7. Major Shareholders and Related Party Transactions”.

The board of directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of us and has the authority to bind us. Currently, our board of directors has elected a sole representative director, Sang Jun Park. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Directors

The following table sets forth the names, age, positions at our company and the election dates of our executive and non-executive directors as of March 31, 2006:

Name	Age	Position	Date Elected as a Director

Sang Jun Park	43	Representative Director and Chief Executive Officer	May 27, 2003(1)
Jin Woo So	44	Non-Executive Director	April 9, 2003(1)
Dong Hyun Jang	43	Non-Executive Director	June 28, 2005
Randolph Lee Austin, Jr.	41	Non-Executive Director	September 30, 2004
Antti Kokkinen	42	Non-Executive Director	August 8, 2003
Neeraj Bharadwaj	37	Non-Executive Director	February 15, 2005(2)
Lori Holland	48	Non-Executive Director	June 28, 2005
Thomas E. Wheeler	59	Non-Executive Director	December 6, 2005
Andrew P. Kaplan	52	Non-Executive Director	Pending(3)

(1)	Re-elected for additional three-year term at Annual General Shareholders’ Meeting held on March 30, 2006.

(2)	Mr. Bharadwaj resigned from our Board of Directors on April 19, 2006.

(3)	Mr. Kaplan’s term as a director will commence upon the approval of his nomination as a director by our shareholders at a shareholders’ meeting to be called in the near future and the registration of Mr. Kaplan’s acceptance with the Korean Commercial Registry.

Executive directors are directors who work for us full-time and hold executive officer positions with us. Non-executive directors are directors who serve in their director positions on a part-time basis only as members of the board of directors. There is no legal distinction between executive and non-executive directors under the Korean Commercial Code.

Sang Jun Park has served as our representative director and chief executive officer since January 2005 after serving as our co-chief executive officer since May 2004. Mr. Park was nominated by SK Telecom for his current position. Having joined us in June 2000 as one of our founding members and, prior to becoming our chief executive officer, Mr. Park served as our chief operating officer overseeing both our global business expansion into the North American and Asian markets, as well as our business in Korea. Mr. Park is also a director of AirCross, our affiliate. From 1994 to June 2000, Mr. Park worked at SK Telecom as general manager in charge of overseas business financial and accounting management and international corporate finance. Mr. Park has over ten years of experience in the wireless industry. Mr. Park received his bachelor’s degree in business administration from Sogang University.

Jin Woo So has served as the chairman of our board of directors since our inception in June 2000. Mr. So was nominated by SK Telecom for his current position. From our inception to January 2005, Mr. So was our chief executive officer and directed our global expansion efforts and acquisition of WiderThan Americas. Mr. So is currently senior vice president of SK Telecom in charge of global business and business development and serves on the boards of, a number of telecommunication service companies affiliated with the SK Business Group, including SLD Telecom Pte Ltd. of Vietnam, UNISK (Beijing) Information Co., Ltd., SK Telecom International Inc., SK Telecom China Co., Ltd., and SK Telecom USA Holdings Inc., Mr. So does not hold directorship positions with any other public company. From 2001 to 2004, Mr. So served as the chief executive officer of SK Communications, a leading community portal operator in Korea. Mr. So has over 14 years of experience in the wireless and web portal industry in which he served in various executive positions. Mr. So received his bachelor’s degree in electrical engineering from Seoul National University and his master’s degree in business administration from the University of Iowa.

Dong Hyun Jang has served as our non-executive director since June 2005. Mr. Jang was nominated by SK Telecom for his current position. Mr. Jang serves as head of the strategic planning group of the strategic planning office of SK Telecom, where he has worked since 1999 in areas of human resources and financial management. Mr. Jang worked for other member companies of the SK Business Group from 1991 to 1999 where he oversaw various human resources and investment projects. Mr. Jang also serves on the boards of directors of SK Wyverns Baseball Club Co., Ltd., a professional baseball team in Korea, Innoace Co., Ltd., a wireless network infrastructure company, and SK Capital Co., Ltd., a financial services company, none of which are public companies. Mr. Jang received his bachelor’s and master’s degrees in industrial engineering from Seoul National University.

Randolph Lee Austin, Jr. has served as our non-executive director since September 2004. Mr. Austin was nominated by the holders of Series B preferred stock for his current position. Mr. Austin also serves on the boards of directors of MMetrics, a mobile measurement company, Thumbplay, a mobile application commerce provider, Swagger Wireless, a mobile rights management company, and Limelife, a mobile application publisher. Since February 1999, Mr. Austin has served as general partner at i-Hatch Ventures, a venture capital firm based in New York. Prior to i-Hatch Ventures, he served in executive capacities at Bertelsmann AG, Prodigy Services and McKinsey & Company. Mr. Austin received his bachelor’s degrees in economics and computer science from Duke University and his master’s degree in business administration from Harvard Business School.

Antti Kokkinen has served as our non-executive director since August 2003. Mr. Kokkinen was nominated by BlueRun Ventures, previously known as Nokia Venture Partners, for his current position. Mr. Kokkinen covers technology-related investment activities at BlueRun Ventures, a venture capital fund based in Helsinki with more than $1 billion in assets under management. Mr. Kokkinen was one of the co-founders of BlueRun Ventures, which was founded in 1998. Mr. Kokkinen also serves on the boards of directors of, among others, Frontier Silicon Holdings, a digital multimedia semiconductor company, Network Inference, a business software provider, and Uneed, a high-definition television optical engine company. Mr. Kokkinen does not hold directorship positions with any other public company. Prior to joining BlueRun Ventures, Mr. Kokkinen worked at Nokia Corporation for more than ten years. Mr. Kokkinen received his master’s degree in business administration and a master’s degree in electrical engineering, both from Helsinki University.

Neeraj Bharadwaj has served as our non-executive director since February 2005. Mr. Bharadwaj was nominated by Nokia Venture Partners and i-Hatch for his current position. Mr. Bharadwaj is a partner of Apax Partners, which he joined in 1999, and focuses on wireless and mobile data, security and infrastructure software investment activities. Mr. Bharadwaj currently serves on the board of directors of PreventSys, a security software provider. Previously, Mr. Bharadwaj worked at McKinsey & Company, where he consulted various wireless, telecommunications and enterprise software clients. Mr. Bharadwaj also worked at Goldman Sachs and Morgan Stanley Dean Witter & Co. He received a bachelor’s degree in economics from the Wharton Business School with a minor in mathematics from the College of Arts and Sciences of University of Pennsylvania. Mr. Bharadwaj resigned from our Board of Directors on April 19, 2006.

Lori Holland has served as our non-executive director and chairperson of our audit committee since June 2005. Ms. Holland has 20 years of experience in finance and accounting. Prior to joining us, Ms. Holland has worked as an independent financial consultant since 2000 providing a number of early stage technology companies in Silicon Valley with various financial and management advisory services, including financing, financial strategy formation, internal controls and reporting systems implementation and regulatory compliance. Ms. Holland also served as chief financial officer for Zaffire, Inc., an optical networks service provider, Neomagic Corporation, a semiconductor manufacturer, and Read-Rite Corporation, a disk drive components manufacturer. Ms. Holland currently serves on the boards of Bookham Technology, an optical parts manufacturer, and Credence Systems, a semiconductor equipment manufacturer, both of which are listed on Nasdaq. Ms. Holland received her bachelor’s degree in economics from California Polytechnic State University.

Thomas E. Wheeler has served as our non-executive director since December 2005. Mr. Wheeler is a partner of Core Capital Partners, which he joined in 2004, where he focuses on emerging companies in new technology with an emphasis on wireless data and content. Mr. Wheeler presently serves on the public company boards of Earthlink, a leading Internet service provider, its joint venture, SK-Earthlink, and InPhonic, an online activator of wireless phones. Previously, Mr. Wheeler was the President and CEO of the Cellular Telecommunications & Internet Association for close to 12 years. In addition, Mr. Wheeler started or helped found a number of technology companies. He is a Trustee of the John F. Kennedy Center for the Performing Arts, having been appointed successively by President Clinton and President Bush, as well as a member of the board of directors of the Public Broadcasting Service. Mr. Wheeler is also the Chairman and President of the Foundation for the National Archives. Mr. Wheeler received a bachelor’s degree in business administration from Ohio State University.

Andrew P. Kaplan has agreed to join our board of directors and to serve as a member of our audit committee and our board nomination and corporate governance committee. Mr. Kaplan’s term as a Director will commence upon the approval of his nomination as a non-executive director by our shareholders at a shareholders’ meeting to be called in the near future and the registration of Mr. Kaplan’s acceptance with the Korean Commercial Registry. Mr. Kaplan is presently Executive Vice President and Chief Financial Officer of Audible, Inc. and has served in such position since June 1999. Previously, Mr. Kaplan served as chief financial officer of each of Thomson Corporation Publishing International, Vertis Inc. and Time-Life Inc. Earlier in his career, Mr. Kaplan was with Ernst & Young. A Certified Public Accountant, Mr. Kaplan received his bachelor’s degree in business administration from Florida State University and his master’s degree in business administration from Harvard Business School.

The business address of all of our directors is the address of our registered office at 17F, K1 REIT Building, 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea.

Independent directors

As our ADSs are quoted on Nadsaq, we are subject to the Nasdaq listing requirements applicable to non-U.S. companies. Under the Nasdaq listing requirements, we are required to have a majority of our board of directors be comprised of independent directors, unless we qualify for an exemption. The independence standards under the Nasdaq rules prohibit from being our independent director, among others, any person who is a current or former employee of us (for the current year or the past three years) or of any of our affiliates, as well as any immediate family member of our executive officer or an executive officer of any of our affiliates. Under the applicable rules of Nasdaq, a company listing in connection with its initial public offering has twelve months from the date of listing to comply with the majority independent board requirement in Rule 4350(c).

The following table sets forth the names, age and the election dates of our directors who we believe meet the definition of “independent directors” under Rule 4200 of the Nasdaq listing requirements as of March 31, 2006:

Name	Age	Date Elected as a Director

Randolph Lee Austin, Jr.	41	September 30, 2004
Neeraj Bharadwaj	37	February 15, 2005(1)
Lori Holland	48	June 28, 2005
Antti Kokkinen	42	August 8, 2003
Thomas E. Wheeler	59	December 6, 2005

(1)	Mr. Bharadwaj resigned from our Board of Directors on April 19, 2006.

The registered address of our directors and executive officers is 17F, K1 REIT Building, 463, Chungjeong-ro 3-ga, Seodaemun-gu, Seoul, 120-709, Korea.

Committees of the board of directors

Under our articles of incorporation, we currently have three committees that serve under our board of directors:

•	Audit committee;

•	Board nomination and corporate governance committee; and

•	Compensation committee.

Audit committee

Under the U.S. Sarbanes-Oxley Act of 2002 and the Nasdaq listing requirements, non-U.S. issuers such as ourselves are required to comply with the independent audit committee requirements. To comply with these requirements, we established an audit committee in March 2005.

Under the applicable rules of Nasdaq, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Our audit committee currently consists of the following three directors: Lori Holland, Antti Kokkinen and Thomas E. Wheeler. Our board of directors has determined that Ms. Holland and Mr. Wheeler are independent as set forth in the Nasdaq listing requirements as well as being independent for the purpose of Rule 10A-3 of the Exchange Act. We intend to comply with the independent committee requirements in the future in accordance with the phase-in compliance rules described above. Our independent directors are financially literate and have accounting or related financial management expertise. The audit committee has responsibility for recommending the appointment of our independent auditors, reviewing the scope and results of audits and reviewing our internal accounting control policies and procedures. In addition, the audit committee is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. The committee is currently chaired by Ms. Holland. Additionally, Andrew Kaplan has agreed to serve as a member of our audit committee upon the approval of his nomination as a director by our shareholders at the next shareholders’ meeting and the registration of his acceptance with the Korean Commercial Registry.

Board nomination and corporate governance committee

As of March 31, 2006, the board nomination and corporate governance committee consisted of the following directors: Neeraj Bharadwaj, Lori Holland and Jin Woo So. Mr. Bharadwaj and Ms. Holland are independent as set forth in the Nasdaq listing requirements. We intend to comply with the independent committee requirements in the future in accordance with the phase-in compliance rules described above. This committee will be responsible for recommending and nominating candidates for our director positions and overseeing our corporate governance practices generally. Mr. Bharadwaj resigned from our Board of Directors and this committee on April 19, 2006. However, Mr. Andrew Kaplan has agreed to replace Mr. Bharadwaj as a member of our board nomination and corporate governance committee upon the approval of his nomination as a director by our shareholders at the next shareholders’ meeting and the registration of his acceptance with the Korean Commercial Registry.

Compensation committee

The compensation committee consists of the following three directors: Sang Jun Park, Randolph Lee Austin, Jr., and Antti Kokkinen. Messrs. Austin and Kokkinen are independent as set forth in the Nasdaq listing requirements. We intend to comply with the independent committee requirements in the future in accordance with the phase-in compliance rules described above. This committee is responsible for reviewing and approving management’s evaluation and compensation programs.

Executive officers

In addition to our directors and our Chief Executive Officer, we have 13 other executive officers. The following table sets forth the names, ages and positions at our company held by our executive officers as of March 31, 2006:

			Date Appointed as an
Name	Age	Position	Executive Officer

F. Terry Kremian	58	Global President	May 16, 2005
Dongjin Lee	41	Executive Vice President	June 16, 2000
Hoseok Kim	38	Chief Financial Officer	November 14, 2000
Vern Poyner	47	Chief Executive Officer of WiderThan Americas	October 8, 2004(1)
Jinsoo Yoon	42	Senior Vice President, Global Technology Center	December 26, 2002
Jay H. Kim	42	Senior Vice President, APAC Business Center	March 10, 2004
Jonathan Kim	41	Senior Vice President, Products and Services of WiderThan Americas	June 23, 2003
Jongseon Yoon	38	Senior Vice President, Corporate Strategy	June 16, 2000
Lawerence W. Moores	50	Senior Vice President, Global Marketing and Business Development	September 2, 2005
Sokbom Kim	40	Senior Vice President, Application Business	June 1, 2002
Seung Yil Kwon	39	Senior Vice President, Asia Pacific Business	June 16, 2000
Dan Nemo	37	Senior Vice President and General Counsel	August 11, 2005
Joongseok Shin	43	Treasurer	April 1, 2004

Note:

(1)	Date of our acquisition of WiderThan Americas.

F. Terry Kremian has served as our global president since May 2005, when he joined us. Mr. Kremian’s responsibilities include sales, global marketing, business development, product management and operations. Prior to joining us, Mr. Kremian served as chief operating officer of Syniverse Technologies, a voice and data network integration service provider, where he worked since December 2003. Prior to Syniverse, Mr. Kremian served as executive vice president and general manager of the telecommunications services group for VeriSign, an online payment systems provider, a position he held since VeriSign’s acquisition of Illuminet Holdings, a network signalling system provider, in December 2001. From September 1998 to December 2001, Mr. Kremian served as president, executive vice president and chief operating officer of Illuminet Holdings, which he joined in 1997 as vice president of sales and marketing. From 1982 to 1997, Mr. Kremian held various management positions at MCI, a telecommunications service provider. Mr. Kremian holds a bachelor’s degree in engineering from the U.S. Naval Academy and a juris doctor degree from the University of Maryland School of Law.

Dongjin Lee has served as executive vice president and head of Asia-Pacific business since March 2005. Having joined us in June 2000 as one of our founding members, he is in charge of our operations in the Asia Pacific region, including Korea, Northeast Asia, Southeast Asia and Australia. Prior to his current position, he served as senior vice president of our operations in Korea where he was directly involved in the development and launching of ringback tone and music-on-demand application services. Prior to joining us, Mr. Lee was employed with SK Telecom from 1995 to June 2000, where he developed customer retention and marketing programs. Mr. Lee received his bachelor’s degree in mass communications from Yonsei University. Mr. Lee served on our Board of Directors from March 2005 until December 2005.

Hoseok Kim has served as our chief financial officer since December 2004. Prior to his current position, he served as our head of corporate strategy and development, at which he led the efforts in securing investment from BlueRun Ventures in 2002 and completing the acquisition of WiderThan Americas in 2004. Prior to joining us, Mr. Kim was a telecommunications industry analyst at Samsung Securities from 1999 to November 2000. From 1997 to 1998, Mr. Kim worked as a management consultant at A.T. Kearney, a global consulting firm, where he worked primarily in strategic consulting projects involving telecommunication companies. From 1992 to 1994, Mr. Kim worked at Coopers & Lybrand at its audit and tax divisions. A certified public accountant in Korea, Mr. Kim received his master’s degree in business administration from University of Michigan and his bachelor’s degree in economics from Yonsei University.

Vern Poyner has served as chief executive officer of WiderThan Americas since March 2004 and manages the day-to-day operations of WiderThan Americas. Mr. Poyner joined Ztango in 2000 as chief operating officer. Mr. Poyner has 24 years of experience in the communications and information technology industry and has served in various leadership positions in business operations, product development, business development and project management. Prior to joining WiderThan Americas, Mr. Poyner served as chief operating officer and executive vice president at Call Sciences, an international advanced communications service provider. Prior to that, Mr. Poyner worked for 17 years at Electronic Data Systems, serving as a Region Vice President in the Communications Industry group in his last position. Mr. Poyner received his bachelor’s degree in management information systems from James Madison University.

Jinsoo Yoon has served as our senior vice president of Global Technology Center since December 2002. Dr. Yoon is responsible for global product development and management, technical sales, site implementation and maintenance. Dr. Yoon currently serves on the board of directors of Bluenoise Inc. Ltd., an Internet music company in Korea. Prior to joining us in December 2002, Dr. Yoon served as director at Korea Information & Communications from May 2002 to December 2003 and as chief technology officer at its subsidiary, Korea Information eXchange, Inc., from September 2001 to April 2002. From March 2000 to September 2001, Dr. Yoon served as chief operating officer and head of the research and development center of DigitalWave, Inc., a venture company specializing in wireless messaging services. From July 1999 to February 2000, Dr. Yoon served as the head of research and development and technology partner at Korea Venture Creative Network, a venture incubator company. Dr. Yoon also worked as an engineer at Samsung Electronics and AST Research Inc. Dr. Yoon received his bachelor’s degree in computer engineering from Seoul National University and his master’s and Ph.D. degrees in computer science from the Korea Advanced Institute of Science and Technology.

Jay H. Kim has served as our senior vice president of the APAC business center since February 2006 and was our vice president of music business from March 2004. Prior to joining us in March 2004, Mr. Kim worked at VOCEWEB, a voice-based portal solution and service provider, of which he is a founding member from April 2001 to February 2004. His work at VOCEWEB served as the basis for the standard speech platform of Dacom, a wireline carrier in Korea, and SK Telecom’s voice portal system. Prior to joining VOCEWEB, Mr. Kim founded and managed Music & Film, a digital record label company from January 2000 to April 2001. From 1996 to 1998, he worked at LG Semicon, where he worked on integrated chips that became part of Korea’s first CD-ROM player and sound generator. From 1992 to 1995, Mr. Kim worked at LG Electronics as a research engineer working on digital audio products. Mr. Kim received his bachelor’s and master’s degrees in electrical engineering from Seoul National University.

Jonathan Kim has served as senior president of products and services of WiderThan Americas, since July 2005. Prior to that, Mr. Kim served as our vice president of our global business division from June 2003, when he joined our company. From May 2001 to May 2003, Mr. Kim worked at Adega Solutions, a technology consulting firm based in New York, where he was responsible for running various product and market development projects for Ericsson, BEA Systems, an enterprise software provider, and America Online. From June 1999 to March 2001, he served as executive vice president of LiveMind, which he co-founded, a mobile technology company in San Francisco and a leader in deploying a mobile commerce service platform for major mobile carriers. From 1996 to 1999, Mr. Kim led the European business unit of Qualcomm where he was responsible for all sales and marketing and joint venture and investment activities. Mr. Kim received his bachelor’s degree in mathematics from Rutgers University and his master’s degree in business administration from IMI (Institut Theseus) in France.

Jongseon Yoon has served as our senior vice president of corporate strategy since December 2004. Prior to his current position, Mr. Yoon served as director in charge of service strategy for our domestic and Asia-Pacific business. Prior to joining us in June 2000 as one of our founding members, Mr. Yoon worked at SK Telecom from 1993 to June 2000 in the corporate planning and strategy department, where he was in charge of the team responsible for new business development and marketing strategy. Mr. Yoon led new business projects for wireless Internet and mobile commerce and was responsible for several strategic alliance development projects. Mr. Yoon specializes in market analysis and played a major role in launching a user loyalty program known as the TTL service for SK Telecom. Mr. Yoon received his bachelor’s degree in economics from Yonsei University and his master’s degree in management science from Korea Advanced Institute for Science and Technology.

Lawrence W. Moores has served as our senior vice president of global marketing and business development since September 2005. Mr. Moores’ responsibilities include global marketing, business development, product marketing and solutions development. Prior to joining us, Mr. Moores served as vice president, wireless solutions and vice president, market strategy and business analysis at VeriSign, an infrastructure services provider for voice and data networks. Mr. Moores joined VeriSign in 2001 following VeriSign’s acquisition of Illuminet, a network signaling system provider where Mr. Moores had worked since 1998. Prior to his working at Illuminet, Mr. Moores served over 20 years as a U.S. Army Officer in a variety of command and staff positions. Mr. Moores holds a bachelor’s degree from Wake Forest University, and masters degrees from Husson College and the U.S. Army Command and General Staff College’s School of Advanced Military Studies (SAMS).

Sokbom Kim has served as our senior vice president of application business since December 2004. Prior to joining us in June 2002, Mr. Kim served as the representative director of Gift PD Co., Ltd., a wireless Internet marketing company, from April 2000 to May 2002. From 1995 to April 2000, Mr. Kim worked as product manager at SK Telecom where he led various mobile value-added service projects such as prepaid service and voice activated dialing service. From 1992 to 1995, Mr. Kim served as marketing manager at Shinsegae Department Store Ltd., a leading retailer in Korea. Mr. Kim received his bachelor’s degree in economics from Yonsei University.

Seong Yil Kwon has served as our senior vice president of Asia Pacific business since December 2004 and is in charge of our Asia Pacific division, including our branches in the Philippines and India. Prior to his current position, he served as director of music and multimedia contents planning and operation. Prior to joining us in June 2000 as one of our founding members, Mr. Kwon worked at SK Telecom as a manager in product development. At SK Telecom, where he worked from 1997 to June 2000, Mr. Kwon was one of the main contributors to developing “n-top”, which was the first wireless product launched in Korea. Mr. Kwon received his bachelor’s degree in history and master’s degree in sociology from Hallym University.

Dan Nemo has served as our senior vice president and general counsel since August 2005. Mr. Nemo joined MobileSpring, a predecessor company to Ztango (now WiderThan Americas) in 2001. Prior to his becoming our general counsel, Mr. Nemo served in various roles at WiderThan Americas including as senior director of product management for our messaging products and services as well as vice president of corporate development. Prior to joining WiderThan Americas, from 1995 to 2000, Mr. Nemo practiced law at Thelen, Reid & Priest and Sullivan & Cromwell, negotiating corporate finance and mergers & acquisitions transactions primarily for telecommunications companies. Mr. Nemo received a bachelor’s degree in history from Stanford University, a J.D. from George Washington University and an MBA from Columbia University.

Joongseok Shin has served as our treasurer since April 2004. Prior to joining us in April 2004, Mr. Shin served as a senior manager at the treasury, accounting and human resources divisions at The Contents Company, an affiliate of SK Corp., which provides digital content for mobile and Internet platforms in Korea, since July 2000. From 1991 to June 2000, Mr. Shin held positions in the accounting and finance divisions at SK Corp., where he was responsible for managing large-scale finance and operational projects. Mr. Shin received his bachelor’s and master’s degrees in business administration from Chung-ang University.

Executive officer and director compensation

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2005, the aggregate amount of compensation paid by us to all directors and executive officers was US$2.4 million, and this amount excludes US$0.3 million set aside or accrued to provide for retirement or similar benefits to two of our executive officers. Additionally, as of December 31, 2005, we had granted an aggregate of 711,305 stock options to one of our directors and 14 of our executive officers.

Under the Korean Labor Standard Act, we are required to pay a severance amount to eligible employees, including certain of our directors and officers, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director ranges from three to five. Under Korean law, we are required to pay that amount to each employee as his or her employment with us terminates, unless the employee elects to receive payment at an earlier date. Our employees have so elected and we pay these severance amounts to our employees on an annual basis.

Other than these amounts, no other amounts were paid to our directors or officers.

Employees

As of December 31, 2005, we had a total of 442 full-time employees and 62 temporary employees. As of the same date, we had 316 full-time employees and 62 temporary employees in Korea, 126 employees in the United States, ten employees in the Philippines, ten employees in India, eight employees in Indonesia, four employees in the United Kingdom and one employee in China. We have not experienced any work stoppage to date since our incorporation. None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

The following table summarizes our employees broken out by functions as of December 31, 2003, 2004 and 2005:

	December 31,
Department	2003	2004		2005

Management, finance and administration	35	42		50
Sales, marketing and business development	39	46		54
Service operations	101	178		179
Applications development	82	112		159

Total	257	378	(1)	442	(1)

Notes:

(1)	Excludes temporary employees.

Stock options

Under our articles of incorporation and the Korean Commercial Code, we may grant options for the purchase of our shares to certain qualified officers and employees. Set forth below are the details surrounding this grant of stock options as currently contained in our articles of incorporation and individual stock option agreements.

•	Stock options may be granted to our officers and employees who have contributed to our establishment, management or innovation in technology, or who are capable of making such contribution. Notwithstanding the foregoing, no stock options may be granted to any officer or employee who is (i) a holder of 10% or more of our total shares outstanding, excluding shares without voting rights, (ii) a holder of our shares with practical influence on material aspects of our management such as appointment or dismissal of directors and auditors, or (iii) the spouse, lineal ascendants or descendents of a person covered under (i) or (ii).

•	Stock options may only be granted if approved by a special resolution of our shareholders.

•	Additionally, the total number of shares into which the options are exercisable may not exceed 10% of the total number of our then issued and outstanding shares.

•	Upon exercise of stock options, we will deliver our common shares in registered form or pay in cash the difference between the market price of our common shares and the option exercise price for such shares.

•	Stock options granted under the stock option plan must have a minimum exercise price not less than the fair value of such shares as of the date on which stock options are granted.

•	Our stock options vest between two and four years from the date they are granted and can be exercised during the time period determined at the general meeting of our shareholders, which must be between (i) the day immediately following the second anniversary of the date on which the stock options are granted and (ii) the seventh anniversary of such grant.

•	Stock options may be cancelled by a resolution of our board of directors if (i) the option holder is our officer or employee who voluntarily resigns or is discharged from office; (ii) the option holder is our officer or employee who causes material damage to us by willful misconduct or negligence; (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy or dissolution, or (iv) any other cause for cancellation of stock options specified in the stock option agreement between us and the relevant holder of the stock option materializes.

Since March 2004, we have granted to our directors, officers and employees stock options to purchase shares of our common stock. The exercise prices of these stock options range from W4,500 (or US$3.90 using the prevailing exchange rate) per share to W20,000 (or $19.61 using the prevailing exchange rate) per share. These stock options vest between two and four years from the date on which they were granted. As of December 31, 2005, options to purchase 1,522,135 shares of our common stock in the aggregate were outstanding. Additionally, on March 30, 2006, our shareholders granted certain employees and one member of our Board of Directors options to purchase an aggregate of 250,000 of our common shares having an exercise price of W13,894 (or US$14.21 using the prevailing exchange rate). All of our stock options expire seven years from their date of grant.

Employee stock ownership association

In June 2004, we issued 500,000 common shares to the employee stock ownership association in accordance with the Korean Employee Welfare Law at a price of W1,000 (or US$0.86 using the prevailing exchange rate) per share.

Virtual stock options

On October 8, 2004, the date of our acquisition of WiderThan Americas, WiderThan Americas granted VSOs to its employees in exchange for their vested options under a preexisting stock option plan as well as to provide additional equity-based compensation. In August 2005, all of these outstanding VSOs were replaced with an alternative equity compensation scheme, as described below in “— VSO exchange”. We do not plan to utilize VSOs going forward.

VSO exchange

In August 2005, the holders of VSOs issued by WiderThan Americas exchanged all of their VSOs for a combination of (i) rights to receive cash, or VSO Replacement Cash Rights, as described in detail below in “— VSO Replacement Cash Rights” below and (ii) if eligible, regular employee stock options to purchase our common stock.

VSO Replacement Cash Rights

As part of this VSO Exchange, in August 2005, Melody Share Corporation, which is consolidated into our financial statements, purchased a total of 876,167 shares of our Series C redeemable convertible preferred stock for a purchase price of US$9.37 per share and sold such shares in our initial public offering in December 2005. 490,955 of such shares were purchased and sold for the purpose of funding the VSO Replacement Cash Rights. A VSO Replacement Cash Right represents the contractual right of our former VSO holders to receive from Melody Share Corporation cash in an amount equal to the product of (a) the excess of the net offering price per common share, or the ADS equivalent (after underwriting discount and commissions) over US$9.37 (which represents the US dollar equivalent of W9,520, the price per share of Series C preferred stock purchased by Melody Share Corporation, on the date of purchase) and (b) the total number of shares allocated to each former VSO holder. Pursuant to the terms of the VSO Replacement Cash Rights agreements, Melody Share Corporation converted the entire 490,955 shares of Series C preferred stock into common shares and sold such common shares in our initial public offering in order to settle the VSO Replacement Cash Rights. Payment on the VSO Replacement Cash Rights, together with interest, is scheduled to be made on June 30, 2006.

Employee stock options

Under applicable Korean law, we are prohibited from issuing employee stock options to employees of our subsidiaries, including WiderThan Americas. All of our VSO holders were employed by WiderThan Americas and received VSOs in their capacity as such. However, in connection with the VSO Exchange, 34 of the 43 VSO holders terminated their employment with WiderThan Americas and commenced employment directly with the U.S. branch of our Korean parent company, thereby becoming eligible to receive regular employee stock options. Accordingly, on June 28, 2005, we granted in the aggregate 326,126 stock options to these employees, subject to each holder’s agreement to cancel his or her VSOs. These newly issued stock options grant the recipient employees an option to purchase our common stock at an exercise price of W8,560 (approximately US$8.45) per share. Under the terms thereof, these stock options vest in two years. These stock options become exercisable upon vesting and expire seven years from their date of issuance.

KSO Cancellee Cash Rights

In addition, in August 2005, one of our directors, Mr. Jin Woo So, and one of our employees, Mr. Andrew Sutton, cancelled 100,000 and 16,000 stock options, respectively, in exchange for rights to receive cash, or KSO Cancellee Cash Rights, from Melody Share Corporation. A KSO Cancellee Cash Right represents the contractual right of these persons to receive from Melody Share Corporation cash in an amount equal to the product of (a) the excess of the net offering price per common share, or the ADS equivalent (after underwriting discount and commissions) over US$9.37 (which represents the US dollar equivalent of W9,520, the price per share of Series C preferred stock purchased by Melody Share Corporation as described below in “—  Series C preferred stock”, on the date of purchase) and (b) the total number of shares allocated to each person. Of the 876,167 shares of Series C preferred stock purchased by Melody Share Corporation, 185,212 of such shares were sold in our initial public offering in order to settle the KSO Cancellee Cash Rights. Payments on the KSO Cancellee Cash Rights, together with interest, are scheduled to be made in two equal installments on December 21, 2006 and July 15, 2007.

We expect that the KSO Cancellee Cash Rights agreements will be amended such that Melody Share Corporation will make all of its required payments to holders of VSO Replacement Cash Rights and KSO

Cancellee Cash Rights by June 30, 2006. We intend to close Melody Share Corporation and wind up its operations after it completes the payments set forth above.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information known to us with respect to beneficial ownership of our common shares as of March 31, 2006, by:

•	each person who is the beneficial owner of more than 5% of our common shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes those shares with respect to which the person holds voting or investment power. In addition, the share numbers include stock options that are exercisable within 60 days of March 31, 2006. Percentage of beneficial ownership is based on 19,807,216 common shares outstanding as of March 31, 2006. All holders of our common shares (whether in the form of common shares or ADSs), including those listed below, have the same voting rights with respect to such shares.

	Shares Beneficially Owned
Shareholder	Number	Percent

Nokia Venture Partners II, L.P. and affiliate(1)	2,011,735	10.2%
Nokia Venture Partners II, L.P.	1,989,815	10.0
NVP II Affiliates Fund, L.P.	21,920	0.1
SK Telecom Co., Ltd.(2)	2,000,000	10.1%
i-Hatch Ventures, L.P. and affiliates(3)	1,521,834	7.7%
i-Hatch WTC Holdings, LLC	1,000,000	5.0
i-Hatch Ventures, L.P.	518,069	2.6
i-Hatch Advisors, L.P.	3,765	0.0
SAIF Capital Limited(4)	1,600,000	8.1%
Citadel Limited Partnership(5)	1,071,031	5.4%
Apax Managers, Inc. and affiliates(6)	1,000,000	5.0%
Excelsior VI, L.P.	854,500	4.3%
Excelsior VI-A C.V.	69,800	0.4%
Excelsior VI-B C.V.	46,500	0.2%
Patricof Private Investment Club III, L.P.	29,200	0.1%
Jin Woo So	334,000	1.7%
Sang Jun Park	150,000	0.8%
Dongjin Lee	80,000	0.4%
Jongseon Yoon	76,000	0.4%
Hoseok Kim	68,000	0.3%
Seong Yil Kwon	68,000	0.3%
Jonathan Kim(7)	25,000	0.1%
Sokbom Kim	25,000	0.1%

	Shares Beneficially Owned
Shareholder	Number	Percent

Jinsoo Yoon	10,000	0.1%
Jay Hyun Kim	10,000	0.1%
Dan Nemo	3,015	0.0%
Joong Seok Shin	2,943	0.0%
All current directors executive officers as a group	851,958	4.3%

(1)	As reported in Schedule 13G filed February 14, 2006. Consists of shares beneficially owned by Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., N.V.P. II, L.L.C., John Malloy, John Gardner, Jonathan Ebinger, Tantti, Ltd.

(2)	As reported in Schedule 13G filed March 10, 2006.

(3)	As reported in Schedule 13G filed February 10, 2006. Consists of shares beneficially owned by i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, i-Hatch Ventures LLC and i-Hatch Advisors LP.

(4)	As reported in Schedule 13G filed February 17, 2006. Consists of shares beneficially owned by SAIF Capital Limited, SAIF Capital Holdings Limited, SB Asia Infrastructure Fund L.P., SB Asia Pacific Partners L.P., SB Asia Pacific Investments Limited, Asia Infrastructure Investments Limited, SB First Singapore Pte. Ltd., Softbank Corp. and Ronald D. Fisher.

(5)	As reported in Schedule 13G filed January 5, 2006. Consists of shares held by Citadel Limited Partnership, Citadel Investment Group, L.L.C., Kenneth Griffin, Citadel Wellington LLC, Citadel Kensington Global Strategies Fund Ltd., Citadel Equity Fund Ltd., Citadel Derivatives Group LLCand Citadel Credit Products Ltd.

(6)	As reported in Schedule 13G filed March 2, 2006.

(7)	Consists of options to purchase common shares that were exercisable within 60 days of March 31, 2006.

The following entities and persons sold the number of common shares listed next to their name below in our initial public offering of common shares in the form of ADSs on December 8, 2005:

		Percent of Shares	Percent of Shares
	Number of Shares	Beneficially Owned	Beneficially Owned
	Sold in Initial	Prior to the	After the
Name	Public Offering	Initial Public Offering	Initial Public Offering

SK Telecom	—	13.4%	10.6%
Tae Won Chey	171,638	6.7%	4.2%
Nokia Venture Partners II, L.P. and affiliate	445,835	16.5%	10.6%
Nokia Venure Partners II, L.P.	440,920	16.3%	10.5%
NVP II Affiliates Fund, L.P.	4,915	0.2%	0.1%
i-Hatch Ventures, L.P. and affiliates	336,326	12.5%	8.0%
i-Hatch WTC Holdings, LLC	—	6.7%	5.3%
i-Hatch Ventures, L.P.	259,161	5.2%	2.7%
i-Hatch Advisors, L.P.	11,298	0.1%	0.0%
ZT Holdings, LLC	65,867	0.4%	—
Melody Share Corporation	876,167	5.9%	—
Dan Nemo	625	0.0%	0.0%

The percentage holdings of other 5% shareholders, executive officers and directors who did not participate in the initial public offering decreased as well due to the offering of our 4,900,000 new common shares.

In connection with our initial public offering, 1,428,570 Series A preferred shares, 2,052,479 Series B preferred shares and 926,167 Series C preferred shares converted on a one-for-one basis into 4,407,216 common shares.

In connection with the VSO exchange, in August 2005, we issued a total of 876,167 non-voting, convertible and redeemable Series C preferred shares, par value 500 per share, to Melody Share Corporation at the issue price of W9,520 (US$9.37 on the date of purchase) per share, or W8.3 billion (US$8.3 million) in the aggregate. Melody Share Corporation was incorporated as an exempted limited liability company under the laws of the Cayman Islands on June 23, 2005, with its registered office at P.O. Box 1093GT, Queensgate House, George Town, Grand Cayman, Cayman Islands, British West Indies. In our initial public offering, Melody Share Corporation converted all Series C preferred shares into common shares and sold the common shares into the offering.

In addition, we issued 29,000 and 21,000 of our Series C preferred shares to Nokia Venture Partners II, L.P. and i-Hatch Ventures, L.P., respectively, at the issue price of W9,520 (US$9.37 on the date of purchase) per share, W0.5 billion (US$0.5 million) in the aggregate. All such Series C preferred shares were converted into common shares and then sold into our initial public offering.

In October 2004, in connection with our acquisition of WiderThan Americas, we issued an aggregate of 2,052,479 Series B preferred shares to the then existing shareholders of WiderThan Americas, including i-Hatch Venture, L.P., General Atlantic Partners 64, L.P. and GAP Coinvestment Partners II, L.P. Immediately prior to the initial public offering and the conversion of the Series B preferred shares, i-Hatch Ventures, L.P. (together with its affiliates) held 837,160 of our Series B preferred shares, representing 40.8% of our total outstanding Series B preferred shares, General Atlantic Partners 64, L.P. (together with its affiliate) held 508,061 of our Series B preferred shares, representing 24.8% of our total outstanding Series B preferred shares, GAP Coinvestment Partners II, L.P. held 89,250 of our Series B preferred shares, representing 4.3% of our total outstanding Series B preferred shares, and Sands Brothers Fund II held 172,534 of our Series B preferred shares, representing 8.4% of our total outstanding Series B preferred shares. The remaining 31 Series B preferred shareholders held 534,724 shares, representing 26.1% of our total outstanding Series B preferred shares.

Prior to the offering, Mr. Tae Won Chey, one of our founders, previously directly owned 5.6 million of our common shares, representing 46.9% of our total voting shares then outstanding. On October 8, 2004, Mr. Chey entered into a divestiture agreement with us and certain of our shareholders to sell at least 3.1 million of our common shares. In December 2004, Mr. Chey sold 4.6 million of our common shares to SAIF Capital Limited, Nokia Venture Partners II, L.P. (and to its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC and WTC Investment, LLC. See “Related Party Transactions — Divestiture Agreement”. As a result of this transaction, SAIF Capital Limited acquired 1.6 million of our common shares and Nokia Venture Partners II, L.P. (together with its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC and WTC Investment, LLC each acquired 1 million of our common shares.

In May 2002, we issued 1,428,570 Series A preferred shares to Nokia Venture Partners II, L.P. and to its affiliate, NVP II Affiliates Fund, L.P. Immediately prior to the initial public offering and the conversion of the Series A preferred shares, Nokia Venture Partners II, L.P. held 1,412,820 of our Series A preferred shares, representing 98.9% of our total outstanding Series A preferred shares, and NVP II Affiliates Fund, L.P. held 15,750 of our Series A preferred shares, representing 1.1% of our total outstanding Series A preferred shares.

As of March 31, 2006, approximately 63.3% of our common shares were held in the United States (in the form of common shares or ADSs). As of the same date, we had approximately 43 record holders of record in the United States.

Related Party Transactions

Relationship with SK Telecom

In June 2000, we were founded by several SK Telecom executives with initial capital contribution from SK Telecom and Mr. Tae Won Chey, the chairman of the SK Business Group. As of March 31, 2006, SK Telecom beneficially owned 10.1% of our outstanding voting shares. As a member of the SK Business Group, we have certain disclosure requirements. Under the amended Fair Trade Act and the related regulations, which became effective as of April 1, 2005, although we are not a publicly-listed company in

Korea, we are required to disclose material information regarding our shareholding structure, corporate governance, financial structure or business operations as we are affiliated with SK Business Group.

Six of our executive officers, including our chief executive officer (who is also our representative director), executive vice president and three vice presidents for our core business divisions such as applications, music and the Asia-Pacific operation were formerly employed by SK Telecom. One of our other directors is currently employed by SK Telecom. See “Item 6. Directors, Senior Management and Employees”. We interact extensively with SK Telecom in substantially all material areas of our business, including strategy and applications development.

We have entered into several agreements with SK Telecom to provide SK Telecom with various carrier application services, music and other content, system sales and professional services. Under most of our carrier application services and content agreements, we earn our fees as a percentage of the monthly subscription charges or per-download charges collected by SK Telecom from its subscribers for the use of our application services and content. Under most of our systems sales and integration services agreements, SK Telecom pays us a fixed amount of one-time fees for our systems and integration services. Under most of our professional services, including WAP site and website agency services, we receive a fixed monthly service fee. Most of these agreements have a term of one year, subject to automatic renewal provisions. See “Item 4. Information on the Company — Our services”.

Certain of our ringback tone solutions, including two out of six ringback tone carrier application services that we currently provide, are based in part on certain intellectual property rights owned by SK Telecom. We license these rights from SK Telecom pursuant to a non-exclusive license agreement which was negotiated on an arm’s-length basis. The term of our license agreement is co-terminous with the terms of our carrier application service contracts for ringback tones, meaning that the license is in effect for so long as we are providing ringback tone carrier application service to other carriers. For this license, we pay SK Telecom a percentage of our revenue based on the amount of system capacity provided by us to the carrier customer number of users (in a ringback tone carrier application service sale) or on the sales price of certain ringback tone servers (in a ringback tone system sale).

In addition, our music-on-demand contract with SK Telecom provides that patent, copyright, know-how, and other intellectual property rights developed or created by us in the course of integrating the system and operating the music-on-demand service are assigned to SK Telecom. If we use any of SK Telecom’s patents, copyrights, know-hows, or other intellectual property rights in connection with providing music-on-demand solutions to carriers other than SK Telecom, then such use will be accomplished under a license agreement obtained with SK Telecom and we will be required to make royalty payments to it.

In the past, we leased our office space from SK Telecom under leasing agreements, all of which have expired or terminated.

Relationship with Mr. Tae Won Chey

Mr. Tae Won Chey, the chairman of SK Corp., the holding company of SK Business Group, beneficially owned, as of March 31, 2006, 4.2% of our outstanding voting shares. Mr. Chey was one of our founders and from August 2000 to July 2003 and served as our chief executive officer and representative director. Even after his resignation as our chief executive officer in July 2003, Mr. Chey maintained his position as our director until March 2004.

In June 2003, Mr. Chey was sentenced by the Seoul District Court to a three-year imprisonment on charges of facilitating illicit stock trading and bookkeeping irregularities by SK Networks, to which he has appealed to the Seoul High Court. In June 2005, Mr. Chey was sentenced to three-years imprisonment and probation of five years (while the sentence was suspended) by the Seoul High Court. The prosecution and Mr. Chey have each appealed to the Supreme Court. Mr. Chey currently does not hold any executive position with us and we have no intention to nominate or appoint Mr. Chey as our director or executive officer or to employ him in any other capacity.

Divestiture Agreement

Previously, Mr. Chey directly owned 5.6 million of our common shares. In October 2004, Mr. Chey entered into a divestiture agreement with us and certain of our shareholders to sell at least 3.1 million of our common shares. Subsequently, Mr. Chey sold 4.6 million of our common shares to SAIF Capital Limited, Nokia Venture Partners II, L.P. (and to its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC (an affiliate of i-Hatch Ventures, L.P.) and WTC Investment, LLC. In August 2005, we, SK Telecom, Mr. Chey, Nokia Venture Partners, i-Hatch WTC Holdings, LLC, and General Atlantic Partners 64, L.P. entered into an amended and restated divestiture agreement. Pursuant to this amended divestiture agreement, SK Telecom possesses until December 2007 the right of first refusal to purchase all, but not part, of the securities, assets, property and any other rights or options that are to be transferred by us or such shareholders in connection with any transaction resulting in a change of ownership of (A) more than one half of our voting common shares, by means of (i) a merger, share exchange or consolidation, or (ii) the issuance, sale or transfer of securities or (B) substantially all of our consolidated assets, by means of a sale, transfer, lease, assignment, conveyance, exchange or other disposition of our assets. In addition, under the amended divestiture agreement, we or such shareholders may not take any action, waive any right or otherwise seek to complete or directly facilitate any transactions resulting in such change of control transaction. This amended divestiture agreement is not intended to restrict (i) the offer, issuance, sale or transfer of securities of us or other persons or (ii) the voting rights in respect of our equity securities, unless any such transaction or shareholder vote will result in a change of control.

Investor Rights Agreement

An investor rights agreement, as amended and restated in December 2004 and further amended in August 2005, entered into among us, SK Telecom, Mr. Tae Won Chey, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., i-Hatch WTC Holdings, LLC, SAIF Capital Limited, WTC Investment LLC and holders of our former Series B preferred shares sets forth the rights and obligations among such shareholders. Many of the provisions of the investor rights agreement were terminated as a result of our initial public offering. However, several provisions still remain.

One of the remaining provisions provides SK Telecom a right of first offer or right of first refusal, as the case may be, to acquire the 4.6 million common shares sold by Mr. Tae Won Chey to SAIF Capital Limited, Nokia Venture Partners II, L.P. (and to its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC (an affiliate of i-Hatch Ventures, L.P.) and WTC Investment, LLC pursuant to the divestiture agreement mentioned above, to acquire such common shares before these shareholders offer to, or accept an offer from, third parties to purchase those common shares. This right expires in April 2008. Additionally, upon request by holders of at least 35% of such shares, we are obligated to effect no more than two demand registrations in the aggregate or no more than two shelf registrations per calendar year in accordance with the terms of the investor rights agreement. The shareholders that are party to this agreement (except SK Telecom) also have “piggyback” registration rights.

Relationship with BlueRun Ventures

In September 2004, BlueRun Ventures, one of our venture capital investors formerly known as Nokia Venture Partners, assigned its rights to two patent applications to us for US$1.00. These patent applications relate to the network integration of ringback tones, which both BlueRun Ventures and we agreed would be more useful for us to hold in conducting our business operations, and are pending in the U.S. Patent and Trademark Office and the World Intellectual Property Office. The invention, which is the subject of the patent applications, was made by Antti Kokkinen, our non-executive director, and was assigned by Mr. Kokkinen to BlueRun Ventures in September 2004.

Item 8.	Financial Information

All relevant financial statements are included in “Item 18. Financial Statements”.

Legal Proceedings

In June 2005, an association representing music producers in Korea sent us a notice demanding payment of fees for our use in our carrier application services since July 2004 of songs over which the association claims it holds certain rights. We used, and paid for, these songs under licensing agreements with independent music label companies which contain representations that these music label companies are the rightful, legal owner of the songs. Nevertheless, the association is claiming that it is the rightful owner. We are currently investigating the merit of the association’s claims and the related scope of any potential liability. Under our licensing agreements, the independent music label companies are required to indemnify us for any losses resulting from their breach of representations. Should we become liable to the association in this matter, we intend to exercise our indemnity rights under our licensing agreements.

We are currently not a party to any material litigation and, other than as described above, are not aware of any pending or threatened litigation that is material.

Dividends

Since our inception, we have not declared or paid any dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention to pay dividends in the near future.

Item 9.	The Offer and Listing

American Depositary Shares (ADS) each representing one of our common shares are currently listed on the following exchanges or regulated markets:

Location	Trading Exchange	Symbol

United States	The Nasdaq National Market	WTHN

The following table sets forth the high and low closing sale prices on Nasdaq for our ADSs since December 9, 2005, the date our ADSs were first traded on Nasdaq.

	High	Low

Year Ended December 31, 2006
First Quarter (through March 31, 2006)	$18.65	$13.22
Year Ended December 31, 2005
Fourth Quarter from December 9, 2005	$15.21	$12.00

The following table sets forth the high and low closing sale prices on Nasdaq for our ADSs since December 9, 2005, the date our ADSs were first traded on Nasdaq (monthly).

	Monthly
	High	Low

April 2006	$16.35	$13.93
March 2006	15.10	13.22
February 2006	14.98	13.50
January 2006	18.65	14.40
December 2005 (from December 9, 2005)	15.21	12.00

On May 2, 2006, the closing sales price per share on Nasdaq was $14.97.

Item 10.	Additional Information

Share Capital

The section below provides summary information relating to the material terms of our capital stock and our articles of incorporation. It also includes a brief summary of certain provisions of the Korean Commercial Code and related laws of Korea, all as currently in effect.

General

At December 31, 2005, our total authorized share capital was 42,000,000 shares, consisting of 30,000,000 common shares, 5,000,000 Series A preferred shares, 5,000,000 Series B preferred shares and 2,000,000 Series C preferred shares, each with a par value of W500 per share. All of our Series A, Series B and Series C preferred shares were converted into common shares upon our initial public offering in December 2005.

On March 30, 2006, our Articles of Incorporation were amended and restated to, among other things, delete all references to our former Series A, Series B and Series C preferred shares. As of March 31, 2006, we had 19,807,216 common shares issued and outstanding.

Dividends

We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder. The common shares represented by the ADSs have the same dividend rights as our other common shares.

We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We would pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute an annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividends.

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (iii) the legal reserve required under the Korean Commercial Code to be set aside for the annual dividend. Under the Korean Commercial Code, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend, or unless we have an accumulated legal reserve of not less than one-half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.

We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

Since our inception, we have not declared or paid any dividends on our common shares or preferred shares. Any decision to pay dividends on common shares in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention to pay dividends in the near future.

Distribution of free shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of bonus shares issued free of charge, or free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings. Since our inception, we have not distributed any free shares. We have no intention to make such distribution in the near future.

Preemptive rights and issuance of additional shares

We may issue authorized shares at the times in accordance with our articles of incorporation and the Korean Commercial Code, on such terms as our board of directors may determine, provided that, in relation to a transaction involving our shares or securities, including issuance of new shares or securities, with a “specially related person” as defined in the Fair Trade Act, such as Mr. Tae Won Chey, SK Telecom or any other member of the SK Business Group, which qualifies as a large-scale intra-group transaction under the Fair Trade Act, we must have our board of directors approve such transaction prior to such issuance and make public notice of our intention to undertake such transactions. We must offer new shares on uniform terms, on a pro rata basis, to all shareholders listed on our shareholders’ register as of the relevant record date.

Notwithstanding the preemptive rights of shareholders, we may issue new shares to third parties other than the existing shareholders by a resolution adopted at the meeting of the board of directors in the following cases:

•	up to 2,120,000 shares of our common shares (inclusive of options or warrants therefore), taking into account share splits, share dividends or other similar event, issued to (i) our employees, officers, directors, contractors, advisors or consultants or a legal entity of which we have at least 50% of shares or equity holdings, or (ii) a legal entity, a partnership or an entity for the benefit of such employees, officers, directors, contractors, advisors or consultants of us or a legal entity of which we have at least 50% of shares or equity holdings pursuant to incentive agreements or incentive plans approved by our board of directors or our shareholders, as the case may be;

•	any shares or share-related securities issued in connection with any stock split, dividend distribution in shares or other similar event in which the existing shareholders are entitled to participate pro rata;

•	any shares or share-related securities issued upon the exercise, conversion or exchange of any outstanding convertible securities, options (including the 2,120,000 shares mentioned above in connection with bona fide employment-related share purchase or option plans) or warrants;

•	any shares or share-related securities issued pursuant to (i) the acquisition of another corporation or entity by us or any of our subsidiaries by consolidation, merger, purchase of assets or businesses; provided, however, that should such transaction involve an affiliate (as defined in Section 4.6 of the First Amended and Restated Preferred Stock Investors Rights Agreement) of SK Telecom, such transaction must be approved by a majority of the members of the board of directors, or (ii) any other reorganization approved in accordance with Section 6.4(b) of the First Amended and Restated Preferred Stock Investors Rights Agreement; and

•	any shares issued pursuant to a the listing of our common stock, or depository receipts representing our common stock, on the New York Stock Exchange, Nasdaq or any other “national securities exchange” which is registered pursuant to Section 6 of the Securities Exchange Act of 1934, as amended.

We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights lapse. Our board of directors may determine how to distribute fractional shares or shares for which preemptive rights have not been exercised.

In the case of ADS holders, the depositary will be treated as the shareholder entitled to preemptive rights.

General meeting of shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary, or

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares.

We must give shareholders written notice or electronic mail setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant law and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of voting preferred shares are also entitled to receive notice of or vote at general meetings of shareholders.

Our shareholders’ meetings are held at our head office or at any nearby area.

Voting rights

Holders of our common shares are entitled to one vote for each share. However, common shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not have voting rights. Unless the articles of incorporation explicitly state otherwise, the Korean Commercial Code permits cumulative voting pursuant to which each common share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of common shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director.

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation,

•	removing a director,

•	effecting a capital reduction,

•	effecting any dissolution, merger or consolidation with respect to us,

•	transferring all or any significant part of our business,

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business,

•	issuing new shares at a price below the par value, or

•	any other matters for which such resolution is required under relevant law and regulations.

In the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the voting preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the voting preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of the total issued and outstanding shares of such class.

Shareholders may exercise their voting rights by proxy. Under our articles of incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise voting rights.

Holders of ADSs will effectively exercise their voting rights through the ADS depositary. Subject to the provisions of the deposit agreement, holders of ADSs will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.

Rights of dissenting shareholders

In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request to us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.

Register of shareholders and record dates

Our transfer agent, Hana Bank, maintains the register of our shareholders at its office located at 101-1, Euljiro 1-ga, Jung-gu, Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.

The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders may be closed for 60 days from January 1 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks public notice, set a record date and/or close the register of shareholders for not more than one month. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual report

At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Transfer of shares

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our shareholders registry. For this purpose, a shareholder is required to file his name, address and seal or specimen signature with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment trust companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for non-resident foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “— Exchange Controls”.

Acquisition of our shares

We may not acquire our own common shares except in limited circumstances, such as reduction of capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party (including to a stock option holder who exercised his or her stock option) within a reasonable time. Corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.

Except for the procedural requirements which obligate a non-citizen or non-residents of Korea to file a report to the relevant government authority of Korea at the time of acquisition or transfer of the Company’s shares, no provision exists which limits the rights to own our shares or exercise voting rights on our shares due to their status as a non-resident or non-Korean under our articles of incorporation and the applicable Korean laws.

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as in effect on March 31, 2006, provide for a board of directors comprised of between five and nine directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, so long as a quorum is met by a representation of not less than one third of all issued and outstanding shares with voting rights.

Each of our directors is elected for a term of three years, which may be extended until the close of the annual general meeting of shareholders convened in respect to the last fiscal year of such director’s term. However, directors may serve any number of consecutive terms and may be removed from office at any time by a special resolution adopted at a general meeting of shareholders.

The board of directors elects one or more representative directors from its members. A representative director is authorized to represent and act on behalf of us and has the authority to bind us. Under the Korean Commercial Code and our articles of incorporation, any director with special interest in an agenda of a board meeting may not exercise his voting rights in such board meeting.

Material contracts

Divestiture Agreement

In October 2004, Mr. Tae Won Chey entered into a divestiture agreement with us and certain of our shareholders to sell at least 3.1 million shares of our common stock. Subsequently, Mr. Chey sold 4.6 million shares of our common stock to SAIF Capital Limited, Nokia Venture Partners II, L.P. (and to its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC (an affiliate of i-Hatch Ventures, L.P.) and WTC Investment, LLC. In August 2005, we, SK Telecom, Mr. Chey, Nokia Venture Partners, i-Hatch WTC Holdings, LLC, and General Atlantic Partners 64, L.P. entered into an amended and restated divestiture agreement. Pursuant to this amended divestiture agreement, SK Telecom possesses until December 2007 the right of first refusal to purchase all but not part of the securities, assets, property and any other rights or options that are to be transferred by us or such shareholders in connection with any transaction resulting in a change of ownership of (A) more than one half of our voting common shares, by means of (i) a merger, share exchange or consolidation, or (ii) the issuance, sale or transfer of securities or (B) substantially all of our consolidated assets, by means of a sale, transfer, lease, assignment, conveyance, exchange or other disposition of our assets. In addition, under the amended divestiture agreement, we or such shareholders may not take any action, waive any right or otherwise seek to complete or directly facilitate any transactions resulting in such change of control transaction. This amended divestiture agreement is not intended to restrict (i) the offer, issuance, sale or transfer of securities of us or other persons or (ii) the voting rights in respect of our equity securities, unless any such transaction or shareholder vote will result in a change of control.

Investor Rights Agreement

An investor rights agreement, as amended and restated in December 2004 and further amended in August 2005, entered into among us, SK Telecom, Mr. Tae Won Chey, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., i-Hatch WTC Holdings, LLC, SAIF Capital Limited, WTC Investment LLC and holders of our former Series B preferred shares sets forth the rights and obligations among such shareholders. Many of the provisions of the investor rights agreement were terminated as a result of our initial public offering. However, several provisions still remain.

One such provision provides SK Telecom a right of first offer or right of first refusal, as the case may be, to acquire the 4.6 million common shares sold by Mr. Tae Won Chey to SAIF Capital Limited, Nokia Venture Partners II, L.P. (and to its affiliate, NVP II Affiliates Fund, L.P.), i-Hatch WTC Holdings, LLC (an affiliate of i-Hatch Ventures, L.P.) and WTC Investment, LLC pursuant to the divestiture agreement mentioned above, to acquire such common shares before these shareholders offer to, or accept an offer from, third parties to purchase those common shares. This right expires in April 2008. Additionally, upon request by holders of at least 35% of such shares, we are obligated to effect no more than two demand registrations in the aggregate or no more than two shelf registrations per calendar year in accordance with the terms of the investor rights agreement. The shareholders that are party to this agreement (except SK Telecom) also have “piggyback” registration rights.

Agreement on COLORing ASP and Business Cooperation between us and SK Telecom

We entered into a contract for the provision of our ringback tone application service for SK Telecom in June 2002. We believe that this was the world’s first WAP and web-enabled ringback tone service. Ringback tone service enables callers to hear music chosen by the service subscriber instead of the traditional electronic ringing sound, while waiting for the call recipient to answer. Our ringback tone service enables users to download a variety of high-quality ringback content, including music, pre-recorded messages by celebrities and sound effects. SK Telecom offers the ringback tone service to their subscribers under the brand “COLORing” and charges a monthly subscription fee and a per download fee. In return for operating and managing our ringback tone service for SK Telecom, we have entered into a revenue-sharing arrangement with SK Telecom.

Acquisition Agreement, dated June 28, 2004, by and among us, WiderThan.com USA Inc., Ztango, Inc., Sang Jun Park, as agent, and the participating Ztango stockholders

In October 2004, we acquired Ztango, Inc., a provider of wireless messaging and multimedia services primarily for U.S. carriers, including Cingular Wireless, Sprint PCS and Verizon Wireless, and ultimately changed its name to WiderThan Americas. In connection with this acquisition, we issued 2,052,479 Series B convertible preferred shares, which were valued at US$19.4 million on the acquisition date, to the then existing shareholders of Ztango. We accounted for the WiderThan Americas acquisition using the purchase method.

Exchange controls

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Minister of Finance and Economy, or the MOFE. The Financial Supervisory Commission, or FSC, has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (i) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOFE may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (ii) if the Korean government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOFE may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Filing with the Korean government in connection with the issuance of ADSs

In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOFE.

Under current Korean law and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of common shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs), and (ii) the number of common shares on deposit with the depositary at the time of such proposed deposit. Upon expiry of the lock-up period established in connection with our initial public offering (June 7, 2006), we intend to provide consent to the depositary to enable deposits into the ADS facility of additional common shares provided that such deposit(s) will not violate our articles of incorporation or applicable Korean law.

Furthermore, prior to making an investment of not less than W50 million and 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a Korean bank (including a Korean branch of a foreign bank). Subsequent sales of such shares by foreign investors will also require a prior report to such Korean bank.

Certificates of the shares must be kept in custody with an eligible custodian

Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which certificates may in turn be required to be deposited with the Korea Securities Depository, or KSD, if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized foreign custodians, which have obtained a license to act as a standing proxy to exercise shareholders’ rights or perform any matters related thereto if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Restrictions on ADSs and shares

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. In addition, persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

A foreign investor may receive dividends on the shares and remit the proceeds of the sale of the shares through a foreign currency account and a Won account exclusively for stock investments by the foreign investor which are opened at a foreign exchange bank designated by the foreign investor without being subject to any procedural restrictions under the Foreign Exchange Transaction Laws. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on shares are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the investor’s Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right.

Securities companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these securities companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own Won and foreign currency accounts with foreign exchange banks.

Taxation

Korean taxation

The following is a discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals of Korea or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected. Such non-resident individuals or non-Korean corporations will be referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our ADS and common shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the shares or ADSs

We will deduct Korean withholding tax from dividends paid (whether in cash or in shares) at a rate of 27.5% (including resident surtax). Holders that are a resident of a country that has entered into a tax treaty with Korea may qualify for a reduced rate of Korean withholding tax. If we distribute free distributions of shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, such distribution may be subject to Korean withholding taxes.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, a holder must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish entitlement to the benefits of the applicable tax treaty. For holders of ADSs, evidence of tax residence may be submitted to us through the depositary. Please see the discussion under “— Tax treaties” below for discussion on treaty benefits.

Taxation of capital gains

In general, capital gains earned upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized and (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs), unless the holder is exempt from Korean income taxation under an applicable Korean tax treaty entered into with your country of tax residence. Please see “— Tax treaties” below for a discussion on treaty benefits. Even if the holder does not qualify for any exemption under a tax treaty, he will not be subject to the foregoing withholding tax on capital gains if he qualifies for the relevant Korean tax law exemptions discussed in the following paragraphs.

With respect to our common shares, the holder will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange and transfer is made through either the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, (ii) if you have no permanent establishment in Korea and (iii) if the holder did not own or have not owned (together with any shares owned by any entity which the holder has a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from our common shares underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail in the following paragraph. However, in either case, holders will be eligible for exemptions from capital gains available under Korean tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied. Under a tax ruling issued by the Korean tax authority in 1995 or, the 1995 tax ruling, ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling (i) capital gains earned from the transfer of ADSs to another non-resident (other than to such transferees’ permanent establishment in Korea) have not been subject to Korean income taxation and (ii) capital gains earned (regardless whether the holder has a permanent establishment in Korea) from the transfer of ADSs outside Korea have been exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL, which should be the case for the issuance of our ADSs.

However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax or the 2004 tax ruling, depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions afforded under Korean tax law to capital gains from transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfers of underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfers of ADSs should be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on an overseas securities market that is similar to the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange and (ii) the transfer of ADSs is made through such securities market. We believe that Nasdaq would satisfy the condition described in (i) above.

If a holder is subject to tax on capital gains with respect to the sale of ADSs, or of our common shares acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Stock Market Division of the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless the holder establishes his entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, the holder must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of the holder’s tax residence as the Korean tax authorities may require in support of a claim for treaty benefits. Please see the discussion under “— Tax treaties” below for an additional explanation on claiming treaty benefits.

Tax treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, our common shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (respectively, including resident surtax, depending on your shareholding ratio) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) the holder is a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption from capital gains does not apply if the holder is an individual, and (a) the holder maintains a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and the ADSs or common shares giving rise to capital gains are effectively connected with such fixed base or (b) the holder is present in Korea for a period or periods of 183 days or more during the taxable year.

Holders should inquire for themselves whether they are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires holders to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance tax and gift tax

Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed at the rate of 10% to 50% depending on the value of the relevant property and the identity of the parties involved.

Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, holders may be treated as the owner of the common shares underlying the ADSs.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities transaction tax

If holders transfer the common shares and the common shares are listed on neither the Stock Market Division of the Korea Exchange nor the KOSDAQ Market Division of the Korea Exchange, you will be subject to a securities transaction tax at the rate of 0.5% (or 0.3%, including agricultural and fishery special surtax, if you transfer the common shares through the Stock Market Division of the Korean Exchange or the KOSDAQ Market Division of the Korea Exchange).

With respect to transfers of ADSs, depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or Nasdaq is exempt from the securities transaction tax.

According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying shares and receipt of depositary securities or upon the surrender of depositary securities and withdrawal of the originally deposited underlying shares, but there remain uncertainties as to whether holders of ADSs other than initial holders will not be subject to securities transaction tax when they withdraw common shares upon surrendering the ADSs. However, the holding of the 2004 tax ruling referred to above seems to view the ADSs as the underlying shares at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to deposits of common shares in exchange for ADSs or withdrawals of common shares upon surrender of the ADSs regardless of whether the holder is the initial holder because the transfer of ADSs by the initial holder to a subsequent holder would have already been subject to securities transaction tax under such tax ruling.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

U.S. federal income tax considerations

The following summary describes the material United States federal income tax consequences of the ownership of our shares and ADSs as of the date hereof. The discussion set forth below is applicable to United States Holders (as defined below) (i) who are residents of the United States for purposes of the current United States/Korea Income Tax Treaty, or the Treaty, (ii) whose shares or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, it deals only with shares and ADSs held as capital assets and does not deal with special situations, such as those of:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	traders in securities that elect to use the mark-to-market method of accounting for their securities;

•	persons holding shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning 10% or more of our voting stock;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	investors in pass-through entities; or

•	persons whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder, and the Treaty, all as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

Persons considering the purchase, ownership or disposition of shares or ADSs should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term “United States Holder” means a beneficial owner of a share or ADS that is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust:

•	that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code, or

•	that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership holding our shares or ADSs should consult his tax advisors.

The United States Treasury Department has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions could also be inconsistent with the claiming of the reduced rate of tax, applicable to dividends received by certain non-corporate United States Holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate United States Holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

ADSs

For United States federal income tax purposes, holders of ADSs generally will be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to United States federal income tax.

Taxation of dividends

Subject to the PFIC rules described below, the gross amount of distributions on the ADSs or shares (including amounts withheld for Korean withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in gross income as ordinary income on the day actually or constructively received, in the case of the shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code. With respect to non-corporate United States Holders, certain dividends received in taxable years beginning prior to January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that our ADSs, which are listed on Nasdaq, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Won will equal the U.S. dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by a holder, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the Won are converted into U.S. dollars. If the Won received as a dividend are not converted into U.S. dollars on the date of receipt, a holder will have a basis in the Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15%. A holder may be required to properly demonstrate to the Korean tax authorities and to us an entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Korean withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. Instead of claiming a credit, a holder may, at his election, deduct such otherwise creditable Korean taxes in computing your taxable income, subject to generally applicable limitations under United States law. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as income from sources outside the United States and will generally constitute “passive income”. Further, in certain circumstances, holders that:

•	have held ADSs or shares for less than a specified minimum period during which they are not protected from risk of loss; or

•	are obligated to make payments related to the dividends;

will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares. The rules governing the foreign tax credit are complex. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and holders would generally not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against United States tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not intend to keep earnings and profits books in accordance with U.S. federal income tax principles. Therefore, a United States Holder should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive foreign investment companies

Based on the composition of our income and valuation of our assets, including goodwill, we do not believe that we are currently (or that we were in 2005) a PFIC, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC for a given taxable year is made annually at the end of that taxable year. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the current market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC then, unless United States holders make the mark-to-market election discussed below, they will be subject to special tax rules discussed below for any taxable year during which they hold, or dispose of our ADSs or shares.

If we are a PFIC then, for any taxable year during which a United States holder holds or disposes of our ADSs or shares, the holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the holding period for the ADSs or shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Holders will be required to file Internal Revenue Service Form 8621 if they hold our ADSs or shares in any year in which we are classified as a PFIC.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, holders may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available for holders of the ADSs because the ADSs are listed on Nasdaq which constitutes a qualified exchange as designated in the Code, although there can be no assurance that the ADSs will be “regularly traded”. The mark-to-market election generally will not be available for holders of our shares, provided they are not regularly traded on a qualified exchange, which is currently the case.

If holders make an effective mark-to-market election, holders will include in each year as ordinary income the excess of the fair market value of the ADSs at the end of the year over their adjusted tax basis in the ADSs. Holders will be entitled to deduct as an ordinary loss each year the excess of the adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

The adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If holders make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, holders can sometimes avoid the excess distribution rules described above by electing to treat us as a “qualified electing fund” under section 1295 of the Code. This option is not available because we do not intend to comply with the requirements necessary to permit you to make this election.

Holders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or shares if we are considered a PFIC in any taxable year.

Taxation of capital gains

Subject to the PFIC rules described above, for United States federal income tax purposes, holders will recognize taxable gain or loss on any sale or other disposition of ADSs or shares in an amount equal to the difference between the amount realized for the ADSs or shares and the holder’s tax basis in the ADSs or shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized will generally be treated as United States source gain or loss. Consequently, holders may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of an ADS or share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Any Korean securities transaction tax imposed on the sale or other disposition of shares or ADSs will not be treated as a creditable foreign tax for United States federal income tax purposes, although holders may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or shares and the proceeds from the sale, exchange or redemption of our ADSs or shares that are paid within the United States (and in certain cases, outside the United States), unless the holder is an exempt recipient such as a corporation. Backup withholding may apply to such payments if the holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against United States federal income tax liability and the holder may obtain a refund of any excess amounts withheld under these rules by filing the appropriate claim for refund with, and furnishing any required information to, the Internal Revenue Service.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

See “Item 5. Operating and Financials Review and Prospects.”

Item 12.	Description of Securities other than Equity Securities

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Not applicable.

Use of Proceeds

We completed our initial public offering of 4,900,000 common shares sold by us (which includes 900,000 shares sold on December 21, 2005 by us in connection with the underwriters’ over-allotment option) and 2,000,000 common shares sold by selling stockholders, on Nasdaq, on December 14, 2005, pursuant to our registration statement on Form F-1 (File No. 333-129806), which the Securities and Exchange Commission declared effective on December 8, 2005. In the offering, we and the selling stockholders sold the ADSs at a price of US$12.00 per ADS, which resulted in aggregate net proceeds to us of approximately $54.7 million, after deducting underwriting discounts (but not including offering expenses), and aggregate proceeds of approximately $22.3 million to the selling stockholders, after deducting underwriting discounts and commissions. JP Morgan and Merrill Lynch & Co. acted as joint bookrunners for the transaction, while Lehman Brothers acted as joint lead manager.

We and the selling stockholders paid the underwriters approximately $5.8 million in underwriting discounts and commissions. Additionally, we incurred an aggregate of approximately US$5.1 million in legal, accounting, printing and other expenses in connection with the offering. Both the underwriter commissions and the offering expenses were netted against the proceeds from the IPO.

Payments of expenses were to persons other than our directors or officers (or their associates), persons owning 10% or more of our equity securities, or our affiliates.

We have invested the net proceeds from our initial public offering in interest-bearing money-market accounts and deposit accounts in Korea.

We expect to use the proceeds from the offering primarily to strengthen our global market position by expanding into new markets in which we have limited or no presence (including but not limited to Europe and China) either through opening of new offices or acquisitions. In addition, we may look at acquisitions in some of our existing markets.

Other uses of proceeds will likely include increased investment in research and development for new products and services, capital expenditures where needed, and general corporate purposes.

The amounts and timing of our actual expenditures will depend on several factors, including the amount of cash generated or used by our ongoing operations. We have neither determined the timing of the expenditures nor the amounts to be expended in any specific area.

Item 15.	Controls and Procedures

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2005. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2005, as a result of the material weaknesses in our internal controls over financial reporting described below, our internal controls over financial reporting and procedures related thereto were not effective to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our senior management including our chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure.

This assessment resulted in the identification of the control deficiencies described below that constitute a material weaknesses as defined by the Public Company Accounting Oversight Board’s Auditing Standard No. 2 that existed as of December 31, 2005. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge and experience commensurate with our financial reporting requirements. This material weakness contributed to the following individual material weaknesses at December 31, 2005.

1. We did not retain accounting staff with sufficient depth and skill in the application of U.S. GAAP commensurate with the reporting requirements of a U.S. registrant. This material weakness could result in a material misstatement of our consolidated financial statements due to misapplication of accounting principles.

2. We did not have effective controls over establishing and maintaining accounting policies related to revenue recognition. This control deficiency could result in material misstatement in the reporting of revenue in our consolidated financial statements.

3. We did not maintain effective controls, including monitoring, over our financial close and reporting process. Specifically, we heavily rely on the use of spreadsheet programs during our financial close process and we do not have adequately designed controls to ensure the completeness, accuracy and restricted access to such. This control deficiency could result in a material misstatement in a number of our financial accounts included in our consolidated financial statements.

To address the material weaknesses described above, we performed additional analysis and other post-closing procedures to ensure that the consolidated financial statements were prepared in accordance with U.S. GAAP. Specifically, we reviewed our 2005 annual financial statement results multiple times in order to minimize the possibility that errors were made. Additionally, we engaged the Korean affiliate of one of the large international accounting and consulting firms to help us in our preparation and review of our 2005 annual financial statements. Accordingly, management believes that the financial statements included in this annual report fairly present in all material respects our financial position, results of operations and cash flows for the periods presented.

Changes in internal control over financial reporting

We implemented changes during 2005 to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Specifically, we hired two accounting team members, both with U.S. GAAP experience and U.S. CPA certifications, including one senior accountant with more than eight years of accounting experience. In addition, as mentioned above, we engaged the Korean affiliate of one of the large international accounting and consulting firms to assist in the preparation and closing of our third and fourth quarter 2005 financial statements and to train our existing accounting personnel in best accounting practices during these quarterly closings. Finally, with the assistance of this accounting and consulting firm, we identified requirements to configure our current enterprise reporting system to support U.S. GAAP reporting. In the meantime, we developed improved excel spreadsheets with access and use controls over such spreadsheets to produce U.S. GAAP financial statements in order to reduce errors.

Additionally, In February 2006, we formed a Disclosure Committee for the purpose of designing and establishing controls and other procedures designed to ensure that (1) information required to be disclosed by us to the SEC and all Korean regulatory authorities as well as all other written information that we will disclose to the investment community is recorded, processed, summarized and reported accurately and on a timely basis and (2) information is accumulated and communicated to management, including the senior management officers, as appropriate to allow timely decisions regarding such required disclosure. In February 2006, we also established a set of disclosure guidelines setting forth recommended practices with respect to the disclosure of information to the general public and to other external parties, as well as explanations of the underlying legal rationale for those practices.

Plans for remediation efforts

To further address the material weaknesses in our internal controls going forward, we are currently in the process of evaluating what accounting positions are needed and the types of skill sets needed for each one in order to help us refine and provide documentation for our internal control system and to effectively address the SEC reporting requirements on an ongoing basis. Once this process is completed, we intend to aggressively hire the appropriate additional personnel. With respect to reliance on spreadsheets, we plan to minimize our use of spreadsheets by enhancing our enterprise resource planning system. Additionally, we plan to continue to develop improved spreadsheets with access and use controls over such spreadsheets in order to reduce errors going forward.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that the chairperson of our audit committee, Ms. Lori Holland, is an “audit committee financial expert.” The board of directors also determined that Ms. Holland is independent under the Nasdaq listing requirements.

Item 16B.	Code of Ethics

We have adopted a written code of ethics applicable to the principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions, as well as all employees of WiderThan.

We have filed our code of ethics as an exhibit to the annual report and have posted our code of ethics on the “Investors” section of our website (www.widerthan.com). Additionally, we undertake herein to provide to any person without charge, upon request, a copy of the code of ethics by sending correspondence to the address listed on the front of this annual report.

Item 16C.	Principal Accountant Fees and Services

Samil PricewaterhouseCoopers and its affiliates billed us the following amounts for work related to the fiscal years ended December 31, 2004 and 2005:

	2004	2005

Audit fees	$44,554	$595,849
Audit related fees	38,569	1,593,618
Tax fees	6,736	5,861
All other fees	—	—

Total	$89,859	$2,195,328

For both years, these audit-related services consisted of professional services rendered in connection with the Ztango acquisition and the December 2005 initial public offering completed on Nasdaq.

Pre-Approval Policies for Non-Audit Services

The Company’s Audit Committee Charter (adopted in October 2005) states that we will not engage our auditors to perform any non-audit services unless the audit committee pre-approves the service.

The audit committee pre-approved 100% of the audit and non-audit services performed for us by Samil PricewaterhouseCoopers during 2005.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our ADSs during the period covered by this annual report.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 through F-32.

Item 19.	Exhibits

See Exhibit Index attached hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WIDERTHAN CO., LTD.

By:	/s/ Sang Jun Park
Chief Executive Officer

Date: May 12, 2006

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1.1		Amended and Restated Articles of Incorporation
2.1		Form of Stock Certificate of Registrant’s common stock, par value W500 per share (translation in English) (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
2.2		Form of Deposit Agreement among Registrant, JPMorgan Chase Bank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts, including the form of American depositary receipt (incorporated by reference to the Registrant’s Registration Statement on Form F-6 (file number 333-129817))
4.1		First Amended and Restated Investor Rights Agreement, dated December 28, 2004, by and among certain investors named therein, as further amended as of August 10, 2005 (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.2		Second Amendment and Restatement of Divestiture Agreement, dated as of August 24, 2005, by and among Tae Won Chey and certain investors named therein (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4	.3*	Agreement on COLORing ASP and Business Cooperation, dated May 31, 2002, between SK Telecom Co., Ltd, and Registrant (English translation) (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.4		Agreement, dated as of June 28, 2004, by and among Registrant, WiderThan.com USA Inc., Ztango, Inc., Sang Jun Park as agent, and the participating Ztango stockholders (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.5		Lease Agreement, dated October 2005, between K1 Corporate Restructuring Real Estate Investment Co., Ltd. and Registrant (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.6		Amendment to Lease Agreement, dated April 21, 2004,between K1 Corporate Restructuring Real Estate Investment Co., Ltd. and Registrant (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.7		Form of Share Purchase Agreement (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.8		Form of Agreement on Share Transfer Restrictions (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.9		Form of Agreement of the Right of First Refusal (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.10		Form of VSO Cash Right Agreement, dated August 11, 2005, by and among Registrant, Melody Share Corporation and the VSO Holder (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.11		Form of Korean Stock Option Agreement, dated June 28, 2005, by and between Registrant and the Grantee (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
4.12		Form of KSO Cash Right Agreement, dated August 11, 2005, by and among Registrant, Melody Share Corporation and KSO cancellees (incorporated by reference to the Registrant’s Registration Statement on Form F-1 (file number 333-129806))
8.1		List of Subsidiaries
11.1		WiderThan Code of Ethics and Business Conduct
12.1		Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2		Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1		Section 1350 Certification of Chief Executive Officer
13.2		Section 1350 Certification of Chief Financial Officer

*	Confidential treatment has been requested for certain portions of this agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of WiderThan Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of WiderThan Co., Ltd. and its subsidiary (the “Company”) as of December 31, 2004 and 2005 and the results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, Korea
March 10, 2006

WIDERTHAN CO., LTD.

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2005

	December 31,
	2004	2005
	(In thousands of US dollars, except share and per share data)

ASSETS
Current assets
Cash and cash equivalents	$17,817	$71,171
Short-term financial instruments	1,931	14,851
Accounts receivable, net (from related parties of $13,050 and $20,276 in 2004 and 2005, respectively)	18,763	34,924
Deferred costs	1,116	5,589
Other current assets	1,030	2,745

Total current assets	40,657	129,280
Property, plant and equipment, net	8,119	10,346
Goodwill	18,399	18,673
Other non-current assets	6,189	10,034

Total assets	$73,364	$168,333

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable (to related parties of $462 and $1,270 in 2004 and 2005, respectively)	$11,348	$22,636
Deferred income	1,345	6,614
Accrued expenses	4,093	6,099
Taxes payable	3,060	2,620
VSO Replacement and KSO Cancellee Cash Rights payable	—	1,210
VSO Liability	324	—
Other current liabilities	1,597	3,753

Total current liabilities	21,767	42,932
Long-term deferred income	766	3,158
Other non-current liabilities	1,795	1,247

Total liabilities	24,328	47,337

Commitments and contingencies
Minority interest	—	(133)

Convertible redeemable preferred stock: W500 par value
Series A authorized 5,000,000 shares, issued and outstanding 1,428,570 and 0 in 2004 and 2005, respectively; liquidation preference $4.39 in 2004	6,089	—
Series B authorized 5,000,000 shares, issued and outstanding 2,052,479 and 0 in 2004 and 2005 respectively, liquidation preference $13.51 in 2004	19,571	—

Total preferred stock	25,660	—

Stockholders’ equity
Common stock: W500 par value; authorized 18,000,000 and 30,000,000 shares, issued and outstanding 10,500,000 and 19,807,216 shares in 2004 and 2005, respectively	4,537	8,871
Additional paid-in capital	3,050	87,540
Retained earnings	10,582	17,805
Accumulated other comprehensive income	5,207	6,913

Total stockholders’ equity	23,376	121,129

Total liabilities and stockholders’ equity	$73,364	$168,333

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005
	(In thousands of US dollars,
	except share and per share data)

Revenues
Service revenues (includes revenues from related parties of $34,273, $46,646 and $59,169)
Carrier application services	$12,756	$24,670	$61,211
Content services	11,448	18,176	18,228
Professional and other services	10,370	9,423	9,149

Total service revenues	34,574	52,269	88,588
System sales (includes revenues from related parties of $23,601, $4,436 and $9,123)	24,470	10,563	12,829

Total revenues	59,044	62,832	101,417

Costs and expenses
Cost of service revenues (exclusive of depreciation and amortization, as shown below) (includes costs from related parties of $940, $1,464 and $2,331)	17,766	22,585	33,541
Cost of system sales (exclusive of depreciation and amortization, as shown below) (includes costs from related parties of $1,018, $9 and $102)	20,311	7,813	7,914
Depreciation and amortization	1,244	2,490	4,269
Selling and marketing	2,841	2,601	4,711
General and administrative	7,300	14,355	24,250
Research and development	1,374	3,760	12,016
Stock compensation (Note A)	—	3,029	3,363

Total costs and expenses	50,836	56,633	90,064

Operating income	8,208	6,199	11,353

Other income (loss)
Interest income, net	303	367	445
Foreign exchange gain (loss), net	5	(574)	(19)
Investment gain (loss)	(145)	—	361

Total other income (loss)	163	(207)	787

Income before taxes, earnings from equity method investment	8,371	5,992	12,140
Income taxes	2,583	2,156	3,791

Income before minority interest and earnings from equity method investment	5,788	3,836	8,349
Minority interest	—	—	153
Earnings from equity method investment	201	113	75

Net income	$5,989	$3,949	$8,577

Accretion of preferred shares	(283)	(505)	(1,354)
Amounts allocated to participating preferred shareholders	(871)	(770)	(1,807)

Net income attributable to common shareholders	$4,835	$2,674	$5,416

Earning per share — basic	$0.48	$0.26	$0.49

Earning per share — diluted	$0.48	$0.26	$0.49

Weighted average number of shares — basic	10,000,000	10,293,151	10,958,986

Weighted average number of shares — diluted	10,000,000	10,326,993	11,081,085

Note A:	The following stock compensation expenses resulting from the Company’s stock options, employee stock ownership association (“ESOA”), our virtual stock options (“VSOs”), VSO Replacement Cash Rights and KSO Cancellee Cash Rights are not included in the following expense categories:

	2003	2004	2005

Cost of services revenue	$—	$1,024	$286
Cost of system sales	—	326	22
General and administrative	—	1,041	2,546
Research and development	—	638	509

	$—	$3,029	$3,363

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years ended December 31, 2003, 2004 and 2005

					Accumulated
					Other
			Additional		Comprehensive
	Common Stock		Paid-in	Retained	Income
	Shares	Amount	Capital	Earnings	(Loss)	Total
	(In thousands of US dollars)

Balance as of December 31, 2002	10,000,000	$4,322	—	$1,432	$272	$6,026
Accretion of preferred shares	—	—	—	(283)	—	(283)
Cumulative translation adjustment	—	—	—	—	(75)	(75)
Net income	—	—	—	5,989	—	5,989

Total comprehensive income	—	—	—	—	—	5,914

Balance as of December 31, 2003	10,000,000	$4,322	—	$7,138	$197	$11,657

Issuance of common shares (ESOA)	500,000	215	2,879	—	—	3,094
Accretion of preferred shares	—	—	—	(505)	—	(505)
Stock options	—	—	171	—	—	171
Cumulative translation adjustment	—	—	—	—	5,010	5,010
Net income	—	—	—	3,949	—	3,949

Total comprehensive income	—	—	—	—	—	8,959

Balance as of December 31, 2004	10,500,000	$4,537	$3,050	$10,582	$5,207	$23,376

Accretion of preferred shares	—	—	—	(1,354)	—	(1,354)
Issuance of common shares, net	4,900,000	2,403	47,201	—	—	49,604
Conversion of preferred shares to common	4,407,216	1,931	33,783	—	—	35,714
Issuance of KSO Cancellee Cash Rights	—	—	452	—	—	452
Issuance of VSO Replacement Cash Rights	—	—	875	—	—	875
Stock options	—	—	2,179	—	—	2,179
Cumulative translation adjustment	—	—	—	—	1,706	1,706
Net income	—	—	—	8,577	—	8,577

Total comprehensive income	—	—	—	—	—	10,283

Balance as of December 31, 2005	19,807,216	$8,871	$87,540	$17,805	$6,913	$121,129

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005
	(In thousands of US dollars)

Cash flows from operating activities:
Net income	$5,989	$3,949	$8,577
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	1,244	2,490	4,269
Stock compensation	—	3,029	3,363
Gain on sale of common stock owned by Melody Share Corporation	—	—	(361)
Minority interest	—	—	(153)
Foreign exchange loss (gain), net	(15)	188	19
Earnings from equity method investment	(201)	(113)	(75)
Provision for severance benefits	658	929	1,141
Others, net	320	41	—
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	5,904	(1,748)	(15,494)
Increase in deferred costs	—	—	(4,385)
Decrease (increase) in other assets	423	(844)	(5,532)
Increase (decrease) in accounts payable	(5,053)	1,228	10,853
Increase (decrease) in deferred income	(832)	1,312	5,165
Increase in accrued expenses	1,308	495	658
Increase (decrease) in taxes payable	1,086	(164)	(511)
Payment of severance benefits	(1,187)	(804)	(1,147)
Increase in other liabilities	325	60	4,898

Net cash and cash equivalents provided by operating activities	9,969	10,048	11,285

Cash flows from investing activities:
Increase in short-term financial instruments, net	(1,678)	—	(12,920)
Purchase of property, plant and equipment	(3,472)	(4,871)	(6,214)
Proceeds from sales of property, plant and equipment	1	26	252
Proceeds from sale of common stock owned by Melody Share Corporation	—	—	9,778
Business acquisition, net	—	(668)	—
Acquisition of intangible assets	(5)	(16)	—
Payment of leasehold deposit	—	(285)	—
Proceeds from leasehold deposit	3,205	—	—
Others, net	44	(117)	190

Net cash and cash equivalents used in investing activities	(1,905)	(5,931)	(8,914)

Cash flows from financing activities:
Issuance of common stock, net	—	429	49,604
Issuance of preferred stock, net	—	—	469
Proceeds from short-term borrowings	—	291	—
Issuance of short-term debt	—	—	9,209
Payment of short-term debt	—	—	(9,209)
Increase in minority interest	—	—	20

Net cash and cash equivalents provided by financing activities	—	720	50,093

Effect of exchange rate changes on cash and cash equivalents	(31)	2,154	890

Net increase in cash and cash equivalents	8,033	6,991	53,354
Cash and cash equivalents:
Beginning of year	2,793	10,826	17,817

End of year	$10,826	$17,817	$71,171

Supplemental cash flow information:
Interest paid	$—	$12	$263

Income taxes paid	$1,317	$2,714	$2,628

Non-cash financing activities:
Issuance of 2,052,479 shares of Series B convertible redeemable preferred stock in exchange for outstanding shares of Ztango, Inc.	$—	$19,375	$—

Conversion of 4,407,216 shares of Series A, Series B and Series C convertible redeemable preferred stock to common shares	$—	$—	$35,714

The accompanying notes are an integral part of these consolidated financial statements.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2005
(In thousands of US dollars, except share and per share data)

1.	Description of Business

Incorporated on June 16, 2000, WiderThan Co., Ltd. (together with WiderThan Americas, PT WiderThan Indonesia and WiderThan UK Ltd. its wholly-owned subsidiaries, the “Company”) is a leading provider of integrated mobile entertainment solutions for wireless carriers principally in the Republic of Korea, United States and other countries in Asia and Europe. Through our systems, applications, content and other services, our carrier customers are able to offer their subscribers a broad range of mobile entertainment services such as ringback tones, music-on-demand, games, ringtones, messaging and informational services.

On October 8, 2004, the Company acquired 100% of the outstanding capital stock of Ztango, Inc. (“Ztango”), which subsequently changed its name to WiderThan Americas, Inc. (“WiderThan Americas”).

The Company conducts its business within one industry segment — the business of developing and implementing integrated mobile entertainment solutions.

On December 9, 2005, the Company sold 4,000,000 American Depositary Shares (“ADSs”), each representing one common share of the Company, in the Company’s initial public offering (“IPO”). The Company’s ADSs trade on The Nasdaq National Market under the symbol “WTHN.” The ADSs were offered and sold at $12.00 per ADS. In addition, on December 21, 2005, the underwriters of the Company’s IPO exercised in full their over-allotment option and, as a result, the Company offered and sold to such underwriters an additional 900,000 ADSs representing common shares of the Company at the IPO price of $12.00 per ADS. The net proceeds to the Company of the IPO and the issuance of shares pursuant to the over-allotment option exercise after underwriter discounts and fees of $4,116 was $54,684. The Company incurred an expense of $5,080 related to the IPO and deducted the expense from the net proceeds to the Company. The Company’s IPO expense of $5,080 consists of professional fees, registration fees, and printing expenses incurred in relation to the Company’s IPO.

In conjunction with the IPO, Melody Share Corporation converted 876,167 Series C Preferred shares into 876,167 common shares and sold these shares during the IPO. A portion of the proceeds of $9,778 were used to pay off Melody Share Corporation’s bank loan of $9,209. The bank loan was acquired to purchase Series C Preferred shares of the Company in August 2005.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, WiderThan Americas, PT WiderThan Indonesia and WiderThan UK Ltd., as it controls these entities through its ownership. All significant intercompany transactions and balances have been eliminated during consolidation.

Until the Company’s IPO, the Company also consolidated WT Investor Corp.(“WTIC”) and Melody Share Corporation under Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) Consolidation of Variable Interest Entities (“FIN 46(R)”), as it had a variable interest in WTIC and was its primary beneficiary. In addition, WTIC consolidated Melody Share Corporation under FIN 46(R) as it had a variable interest in Melody

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share Corporation and was its primary beneficiary. After the IPO, the variable interest in WTIC was removed and therefore consolidation of WTIC is no longer required. However, after the IPO, the Company retained an implied variable interest in Melody Share Corporation due to Melody Share Corporation’s liability to make cash payments to holders of VSO Replacement Cash Rights and KSO Cancellee Cash Rights, all of whom are either existing or former employees of the Company or directors of the Company. As a result, the Company is still required to consolidate Melody Share Corporation after the IPO.

Investments in entities in which the Company can exercise significant influence, but which are less than majority-owned and not otherwise controlled by the Company, are accounted for under the equity method. The Company uses the equity method of accounting for its 43% ownership interest in the common shares of AirCross Co., Ltd. (“Aircross”).

Stock Split

On July 28, 2003, the Company approved a 10-for-1 stock split, which became effective on August 30, 2003. The accompanying consolidated financial statements, including all share and per share data, have been restated as if the stock split had occurred as of the earliest period presented.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. The most significant estimates include the Company’s valuation of doubtful accounts receivable, stock options and other stock-related financial compensation, intangibles acquired and deferred taxes. Although estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

Revenue Recognition

The Company’s revenue is derived from Carrier application services, Content services, Professional and other services, and System sales. A significant amount of revenue is transaction or subscription based, and is derived from contractual agreements with our wireless carrier customers with terms generally lasting from one to three years.

Under the Company’s Carrier application services and Content services contracts, the Company receives either a percentage of revenue generated by our wireless carrier customers, or a per unit usage charge.

Below is a description of revenue recognition policies for each revenue category:

Carrier application services revenues — A significant portion of revenue is earned from carrier application services integrated into the networks of the Company’s wireless carrier customers. The Company’s carrier customers charge wireless subscribers a monthly subscription fee, a transaction fee or both. The Company’s contracts then provide for payment to the Company of either a percentage of revenue earned by the carrier or a per unit usage charge. Revenue is then recognized on that basis. The Company recognizes only the amounts due from its carrier customers, i.e. on a net basis, in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. As the Company does not enter into a contractual relationship with the end-users, the carrier customer is the primary obligor in the relationship with the end-user, takes responsibility to manage the end-user’s comments and complaints, indemnifies the end-users for any loss caused by the Company, sets prices with the end-user and can select alternative service provider if the Company fails to deliver services. In addition, for those carrier application services which involve the download or use of content, the carrier customer has the non-exclusive rights to use the content and transmits the content to end-users over its network.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue is recognized when services are provided and when the Company has reasonable estimates of ultimate revenue, or when the carrier collects from wireless subscribers, depending upon the contract terms. These estimates are based on the Company’s historical experience and summary billing statements provided to it by the Company’s carrier customers.

Carrier application services revenues also include amounts derived from system sales when such system sales are part of a multiple element contract for which objective and reliable evidence of fair values for all of the multiple elements are not available and the majority of contracted revenue is related to a carrier application service.

Costs relating to the purchase of hardware and development of software are capitalized and depreciated as operating expenses over the expected life of the contract beginning when service implementation is completed and the service is being used in a revenue-generating capacity. These costs are included within other current and non-current assets in the Company’s consolidated balance sheets.

Content services revenues — Content services revenue is derived from the delivery of mobile content to wireless carrier’s subscribers, such as ringback tones, ringtones, games, graphics and other content. Carrier customers charge wireless subscribers a transaction fee for content downloaded. The Company’s contracts with its carrier customers then provide for payment to the Company of either a percentage of revenue earned by the carrier or a per unit usage charge. The Company does not recognize as revenue amounts paid by wireless subscribers to the carrier because the carrier is the primary obligor of the services to the wireless subscribers and is responsible for billing and collection of amounts due from such subscribers and for resolving billing disputes. In addition, the carriers set the price charged to the wireless subscribers for the services.

In addition, in providing its content services, the Company also has a relationship with the original content provider. In the majority of its content services, the Company directly licenses content through agreements with music label companies, game developers and other content providers. In such mobile content arrangements, the Company acts as a principal and, as a result, the Company recognizes the entire amount paid to the Company by the carrier of which a portion is then paid to the original content provider. In certain other content service arrangements, however, the carrier holds the license with the original content providers, but the Company handles settlement of payments to the license holders. In such cases, the Company recognizes as revenue only the amounts net of payments to the content license holders.

Revenue is recognized upon content delivery when the Company has reasonable estimates of ultimate revenue, or when the carrier collects from wireless subscribers, depending upon the contract terms. These estimates are based on the Company’s historical experience and summary billing statements provided to it by the Company’s carrier customers.

Professional and other services revenue — Professional and other services revenue consists primarily of fees for designing, developing, and maintaining our wireless carrier customers’ websites and other consulting and customization services. Revenue is recognized as the services are completed or upon customer acceptance in accordance with underlying contract terms.

System sales revenue — System sales revenue is derived from the sale of a combination of application software, computer hardware, system integration services and maintenance to wireless carrier customers or other vendors. Revenue is recognized following the percentage of completion method, as permitted under American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SoP”) No. 81-1, where reasonably dependable estimates of completion, revenue, and associated costs can be made and when the Company has enforceable rights regarding goods and services already provided. Where these conditions are not present, the Company recognizes revenue using the completed-contract method upon product delivery or upon completion of services. Typically, these system sales

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contracts for developed and integrated applications have relatively long contract periods and are considered complete when the remaining related maintenance costs and other obligations are considered insignificant.

Customer contracts with multiple deliverables where the Company does not have sufficient objective and reliable evidence of fair value for each element are treated as single element contracts for revenue recognition purposes. Resulting revenue from each contract is allocated to the most significant revenue category in the accompanying statement of operations, with revenue recognition deferred until product delivery or acceptance by the customer. Revenue is then recognized over the remaining term of the contract on a straight-line basis.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances with major financial institutions or invests in money market mutual funds.

While the end users of the Company’s services and systems are mainly wireless telephone subscribers, the Company’s receivables are from wireless carriers serving such subscribers.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity date of three months or less. Cash equivalents include investments in money market mutual funds, short term certificates of deposit and are denominated in Korean Won and United States Dollars.

Short-term Financial Instruments

Short-term financial instruments include time deposits, with maturities greater than three months but less than a year.

Allowance for Doubtful Accounts

The Company provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected.

Deferred Cost

The Company defers costs on carrier projects for service revenues and system sales. Deferred costs consist primarily of costs to acquire hardware and software from third parties and outsourcing, payroll and related travel and lodging costs for our employees and other third parties to customize, install and operate the system, as defined in each contract. These costs are deferred when work has been completed prior to contracts being signed, or when revenue and costs are amortized over the life of the contract or when revenue and costs are deferred until the project has been accepted by the customer.

The Company recognized costs on its carrier projects in accordance with its revenue recognition policy for each contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as the products are delivered, or the services provided in accordance with the percentage of completion calculation. For revenue recognized ratable over the term of the contract, costs are also recognized ratably over the term of the contract, commencing on the date revenue recognition commences. At each balance sheet date, the Company reviews its deferred costs, to ensure they are ultimately recoverable. In situations where the Company has not yet

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

received a signed contract, the Company defers costs when the company considers it probable that a contract will be executed. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue or if actual costs deferred exceed contractual revenue.

The Company pays music labels and production companies in advance for the use of copyrighted music content identified by one of its wireless carrier customers. The Company is reimbursed by this carrier customer for such advance payment amounts.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of 4 years for furniture and equipment, vehicles, and software. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the assets or the lease term, whichever is shorter.

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in the acquisition of WiderThan Americas completed in October 2004.

The Company evaluates goodwill and indefinite-lived intangibles on an annual basis for possible impairment, under Statement of Financial Accounting Standards (“SFAS”) No. 142. Goodwill and Intangible Assets using fair value techniques and market comparables. If the carrying amount exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. Implied fair value of the goodwill is generally established using discounted cash flows. When available and as appropriate, comparative market multiples are used to corroborate results of the discounted cash flow analysis.

Other intangible assets with finite useful lives consist of customer relationships, existing technology acquired in the WiderThan Americas acquisition and other software, patents, and trade name, all of which are generally amortized over periods ranging from five to eight years. Intangible assets are stated at cost, less accumulated amortization, and reported in other non-current assets in the accompanying consolidated balance sheets.

Accounting for the Impairment of Long-Lived Assets

The Company reviews property and equipment and other long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flow the assets are expected to generate. If such assets are considered to be impaired, the impaired amount is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows generated by the respective long-lived assets.

Research and Development Expenses

Research and development costs consist of personnel costs for employees and independent contractors, and are expensed as incurred. The Company does not allocate administrative, real estate related or other corporate costs to research and development.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Software Development Costs

Software development costs incurred in the research and development of software products are expensed as incurred because the length of time between establishing technological feasibility and making the software available for general release is relatively short.

Advertising Expense

Advertising expense is included in selling and marketing expense in the accompanying statement of operations. Advertising expense totaled $2,551, $2,219 and $4,327 for the years ended December 31, 2003, 2004 and 2005, respectively.

Accrued Severance Benefits

Korean employees with one year or more of service are entitled to receive a payment annually or upon termination of employment based on their length of service and rate of pay during the year or at the time of termination. Accrued severance benefits are estimated assuming eligible employees were to terminate their employment at the balance sheet date. Annual severance benefits expense is charged to operations based upon the change in the accrued severance benefits payable at the balance sheet date.

The Company pays accrued severance benefits to Korean employees annually, except amounts payable to certain executives that are deposited with an insurance company or accrued as a liability payable upon departure or termination.

Accrued severance benefits not paid to employees during the year are funded through a group insurance plan. Amounts funded under this insurance plan are classified as a deduction to the accrued severance benefits.

Accounting for Stock-Based Compensation

Stock Options — The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, using the fair value method. Under this method, compensation cost for stock option grants are measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period, using the method promulgated by FASB Interpretations No. 28 (“FIN 28”).

The Company has the option to settle the exercise of option grants in cash or stock. Although the Company has this option, the Company’s management does not intend to settle grant exercises in cash. There were no option grants prior to January 1, 2004.

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant. Prior to the Company’s IPO, the Company used an independent third party valuation specialist to determine the fair value of the common shares on the dates of stock option grants.

Virtual Stock Options — Virtual stock options, which are treated as stock appreciation rights, are settled in cash. Compensation expense for virtual stock options is measured at the grant date and adjusted for increases and decreases in value at each balance sheet date, with any change in intrinsic value charged to compensation expense. Compensation cost associated with the virtual stock options is also recognized over the vesting period, as applicable for each tranche, using the method promulgated by FIN 28. There were no virtual stock option grants prior to January 1, 2004, and all virtual stock options that were granted were cancelled in August 2005, as described in Note 15.

The Company used an independent third party valuation specialist to determine the fair value of the virtual stock options on the date of grant and at each reporting date.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee Stock Ownership Association — For issuances of common stock to the Employee Stock Ownership Association, compensation expense is measured as the excess of the fair market value over the issuance cost at the date of issuance. Since no additional employee service was required as a result of the stock purchase, compensation expense was immediately recognized. Prior to the Company’s IPO, the Company used an independent third party valuation specialist to determine the fair value of the employee stock ownership shares on the date of purchase of such shares. Issuance of common stock to the employee Stock Ownership Association occurred only in 2004.

Earnings per Share

Basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

As our preferred shares participate in earnings with common shares equally after allocation of preferred dividends and accretions, the remaining earnings available is allocated to preferred and common shareholders in proportion to their weighted average number of shares outstanding during the period.

Foreign Currency Translation

The Company’s functional currency on a consolidated basis is the Korean Won. The Company has selected the US dollar as its reporting currency and follows the methodology prescribed in SFAS No. 52, Foreign Currency Translation. The Company used the prevailing exchange rate at December 31, 2005 and 2004 to translate assets and liabilities and the weighted average exchange rate for the years ended December 31, 2003, 2004 and 2005 for revenues, expenses and cash flows. Capital accounts of a permanent nature, including sales of common and preferred stock, are translated using historical exchange rates. The resulting translation adjustments are recorded as other comprehensive income or expenses included in stockholders’ equity.

Net gains and losses resulting from foreign exchange transactions are included in foreign currency gains (losses) in the consolidated statement of operations.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities. Benefits from tax credits are reflected currently in earnings.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, short-term financial instruments, accounts receivable, accounts payable and amounts due under debt obligation approximates their fair

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Risks and Uncertainties

The Company depends on one type of service, ringback tones, for a significant portion of its revenue. A decrease in the popularity of ringback tones among mobile phone users, or the failure of the Company to maintain, improve, update or enhance the ringback tone service in a timely manner, enter into new markets, or successfully diversify its services could materially and adversely affect the Company’s business, financial condition and results of operations.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123(R) which requires that the cost resulting from equity-based compensation transactions be recognized in the financial statements using a fair-value-based method. The Statement replaces SFAS 123, supersedes APB 25, and amends SFAS No. 95. The new statement is effective for public entities in periods beginning after June 15, 2005. As the Company will be required to estimate its forfeitures on option grants instead of recognizing them when they occur, the Company will have a transition adjustment on adoption. As a result upon adoption on January 1, 2006, the cumulative transition adjustment will be approximately $143.

On December 16, 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principles to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The Company does not believe adoption of SFAS No. 154 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”)”, which amends SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. SFAS No. 155 amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS No. 155 also amends SFAS No. 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. The Company is currently evaluating the impact of this new

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Standard but believes that it will not have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Acquisition of WiderThan Americas

On October 8, 2004, the Company acquired all of the outstanding capital stock of WiderThan Americas (previously named Ztango, Inc.), a provider of wireless messaging and multimedia solutions, headquartered in Reston, Virginia, United States. The primary reason for the acquisition was to facilitate and expedite the sale of the Company’s advanced mobile entertainment services to Ztango’s top-tier wireless carrier customers in the United States.

The aggregate consideration paid for the acquisition was as follows:

Series B convertible redeemable preferred stock issued	$19,375
Stock options exchanged for WiderThan Americas virtual stock options	132
Cash consideration	265
Transaction costs	1,302

$21,074

The fair value of the Series B convertible redeemable preferred stock, virtual stock options and acquired intangible assets were determined by an independent third party valuation specialist.

The estimated fair value of assets acquired and liabilities assumed on the acquisition date were:

Current assets (including $899 in cash)	$2,976
Property and equipment	680
Intangible asset — technology	350
Intangible asset — customer relationships	2,520
Other assets	230

Assets acquired	$6,756
Current liabilities	(2,189)
Long term debt	(63)

Net assets acquired	$4,504

The excess of the purchase price over the fair of assets acquired and liabilities assumed was allocated to residual goodwill. The residual goodwill of $16,570 generated on October 8, 2004 is recorded in the accompanying consolidated balance sheets at a value of $18,673, which reflects a value increase due to changes in foreign exchange rates.

The acquired intangible assets are amortized, on a straight-line basis, over their expected useful lives. Technology is amortized over five years, and customer relationships are amortized over eight years.

In accordance with the purchase method of accounting, the operating results of WiderThan Americas have been included in the Company’s consolidated operating results since the acquisition date of October 8, 2004. The following unaudited pro forma financial information combines the results of operation of WiderThan Americas as if the acquisition had taken place on January 1, 2004, after giving effect to certain adjustments including: amortization of acquired intangibles, adjustment to depreciation to conform useful lives of property

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and equipment, elimination of costs incurred by WiderThan Americas relating to the acquisition, a full year of accretion of the Series B convertible redeemable preferred stock and a normal charge for income taxes:

	2003	2004

Revenue	$64,391	$71,624
Net income	4,093	3,847
Accretion of preferred shares	(1,141)	(1,141)
Amounts attributable to participating preferred shareholders	(1,087)	(1,061)
Net income attributable to common shares	$1,865	$1,645

Earnings per share — basic and diluted	$0.19	$0.16

Weighted average number of shares — basic	10,000,000	10,293,151

Weighted average number of shares — diluted	10,000,000	10,326,993

The effects of the Series A and Series B Preferred are excluded from the unaudited pro forma diluted earnings per share calculation in 2003 and 2004 as their effects are anti-dilutive.

4.	Allowance for Accounts Receivable

Changes in the allowance for accounts receivable for the years ended December 31, 2003, 2004 and 2005, are as follows:

	December 31,
	2003	2004	2005

Balance at beginning of year	$4	$22	$27
Provision for allowances	18	29	761
Write-offs	—	(28)	(5)
Reclassification	—	—	31
Effect of foreign currency translation	—	4	10

Balance at end of year	$22	$27	$824

5.	Property, Plant and Equipment

Property, plant and equipment as of December 31, 2004 and 2005 consist of the following:

	December 31,
	2004	2005

Furniture and equipment	$9,115	$14,426
Software externally-purchased	3,166	3,883
Leasehold improvements	786	815

	13,067	19,124
Less: accumulated depreciation	(4,948)	(8,778)

	$8,119	$10,346

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 were $1,243, $2,401 and $3,865, respectively.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Intangible Assets

As of December 31, 2004 and 2005, intangible assets subject to amortization were as follows:

	Gross	Accumulated	Carrying
	Amount	Amortization	Amount

Customer relationships	$2,527	$387	$2,140
Technology and others	393	111	282

Balance at December 31, 2005	$2,920	$498	$2,422

Balance at December 31, 2004	$2,896	$94	$2,802

The carrying amounts of $2,802 and $2,422 in 2004 and 2005, respectively, are included in other non-current assets in the consolidated balance sheets.

Amortization expenses for intangible assets were $1, $89 and $404 for the years ended December 31, 2003, 2004 and 2005. The aggregate amortization expense for the remaining useful life is as follows:

2006	$387
2007	387
2008	387
2009	371
2010 and thereafter	890

$2,422

7.	Deferred Costs

Deferred costs as of December 31, 2004 and 2005 consist of the following:

	2004	2005

Deferred costs on carrier projects:
Costs deferred on contracts prior to executed contract	$296	$10
Costs being amortized over the life of executed contract	1,487	1,687
Costs deferred on contracts pending customer acceptance	291	4,289

Deferred costs on project	2,074	5,986
Deferred music copyright costs	—	3,382
Others	56	373

Total deferred costs	$2,130	9,741

Less: current portion	(1,116)	(5,589)

	$1,014	$4,152

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2004 and 2005 are as follows:

	2004	2005

Balance at beginning of year	$226	$399
Provisions for severance benefits	929	1,141
Severance payments	(804)	(1,147)
Effect of foreign currency translation	48	9

	399	402
Less: amounts placed on deposit at insurance company	(190)	(154)

Balance at end of year	$209	$248

The Company expects to pay the following severance benefits to its employees annually as follows:

2006	$1,141
2007	1,141
2008	1,141
2009	1,141
2010	1,141
2011-2015	5,705

The expected benefits to be paid annually to its employees were determined based on the current employee salary rates and the number of service years that will be accumulated upon retirement. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age. These assumptions are different from those utilized in computing the amounts presented in the change in accrued severance benefits table illustrated above.

9.	Commitments and Contingencies

The Company is obligated under several non-cancelable operating leases for its office premises. Rental expense incurred under these operating leases was approximately $412, $1,827 and $2,028 for the years ended December 31, 2003, 2004 and 2005, respectively.

Future minimum operating lease payments with initial terms of one or more years as of December 31, 2005, are as follows:

Minimum
Lease
Payments

2006	$2,061
2007	463
2008	383
2009	367
2010 and thereafter	428

Total	$3,702

Prior to the Company’s acquisition, WiderThan Americas entered into a $1,250 financing facility (the “Facility”) with a bank that allowed WiderThan Americas to borrow funds secured by specific accounts receivable. The Facility had a one-year term, incurred interest on outstanding balances at 1.25% per month,

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was collateralized by all of WiderThan Americas’ assets, and was cancelable by the either party at any time. At December 31, 2004, the outstanding balance of the Facility was $306, which was recorded in other current liabilities in the accompanying consolidated balance sheets. The Facility was terminated in March 2005.

The Company has entered into a series of lines of credit with several Korean domestic banks during the year ended December 31, 2005, with an aggregate maximum available lines of credit limit of approximately $3,960. During the years ended December 31, 2004 and 2005, the Company did not draw on these lines of credit and there were no outstanding balances on these lines of credit at December 31, 2004 or 2005.

The Company also uses a corporate charge card issued by Hana Bank with a line of credit up to $4,950. The charged amounts are generally payable in the following month depending on the billing cycle. In general, the term of the agreement with Hana Bank for this corporate charge card is for one year, with automatic renewal in May of each year. This agreement may be terminated in writing by mutual agreement between Hana Bank and the Company. the Company is not subject to any financial or other restrictive covenants under the terms of this agreement.

The Company currently has a letter of credit facility of up to $5,000 with Hana Bank for importation. This letter of credit facility has a one-year maturity (renewable every April), and carries an interest rates of 2.5% over the London Inter-Bank Offer Rate (“LIBOR”). Borrowings under this letter of credit facility are collateralized by importation documents and goods being imported under such documentation. To the extent that the Company has any outstanding balance, the Company is subject to standard covenants and notice requirements under the terms of this facility, such as covenants to consult with the lender prior to engaging in certain events, which include, among others, mergers and acquisitions or sale of material assets or to furnish certain financial and other information. The Company is not, however, subject to any financial covenant requirements or other restrictive covenants that restrict the Company’s ability to utilize this facility or to obtain its financing elsewhere.

The Company also has put in place standby letters of credit with Hana Bank which serve to secure performance of the Company’s obligations under several of its carrier contracts. As of December 31, 2005, the aggregate amount of these standby letters of credit was approximately $4,300. These standby letters of credit facility have six month maturities (renewable every six months) and carry an interest rate of 1.2%.

The Company also has purchased guarantees amounting to $215 from Seoul Guarantee Insurance which guarantees payments for one year under certain supply contracts the Company has with SK Telecom.

In connection with certain of the Company’s ringback tone carrier application service deployments, the Company has licensed certain intellectual property rights from SK Telecom pursuant to a non-exclusive license agreement. The term of this license agreement is co-terminous with the terms of the Company’s carrier application service contracts for ringback tones. For this license, the Company pays SK Telecom a percentage of the Company’s revenue based on the amount of system capacity provided by the Company to its carrier customers.

In addition, the Company has also licensed from SK Telecom pursuant to a non-exclusive license agreement certain intellectual property rights to use certain components of SK Telecom’s MelOn music-on-demand application in the Company’s WiderThan Music Service Platform from which the Company pays SK Telecom either a percentage of the Company’s revenue based on the number of users (in a music-on-demand carrier application service sale) or based on the sales price of certain licensed software (in a music-on-demand system sale).

In June 2005, an association representing music producers in Korea sent the Company a notice demanding payment of fees for the Company’s use in its carrier application services since July 2004 of songs over which the association claims it holds certain rights. The Company used, and paid fees for, these songs under licensing agreements with independent music label companies which agreements contain representations that these

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

music label companies are the rightful, legal owner of the songs. Nevertheless, the association is claiming that it is the rightful owner.

The Company is currently investigating the merit of the association’s claims and the scope of any potential liability. Under the Company’s licensing agreements, the independent music label companies are required to indemnify the Company for any losses resulting from their breach of representations. Should the Company become liable to the association in this matter, the Company intends to exercise its indemnity rights under its licensing agreements with the independent music label companies.

10.	Convertible Redeemable Preferred Stock

In May 2002, the Company issued 1,428,570 shares of Series A convertible redeemable preferred stock (the “Series A Preferred”) at approximately $3.65 per share for total cash proceeds of $5,126 net of issuance costs.

In October 2004, the Company issued 2,052,479 shares of Series B convertible redeemable preferred stock (the “Series B Preferred”) valued at approximately $9.44 per share to the former shareholders of WiderThan Americas, Inc.

In August 2005, the Company issued 876,167 shares of Series C convertible, redeemable preferred stock (the “Series C Preferred”) to Melody Share Corporation for a purchase price of $9.37 per share for an aggregate purchase price of $8,207. Additionally, in August 2005, the Company issued an additional 50,000 shares of Series C Preferred to two of its shareholders at the same purchase price of $9.37 per share for an aggregate purchase price of $469. In connection with the issuance of these 50,000 Series C Preferred, the Company recorded $19 of compensation expense representing the difference between the cash received for the Series C Preferred ($9.37 per share) and the fair value of the Series C Preferred as determined by a third party valuation specialist ($9.75 per share).

All of the Series A Preferred, Series B Preferred and Series C Preferred (collectively, the “Preferred Stock”) was converted into common shares at a conversion ratio of 1:1 in conjunction with the Company’s IPO in December 2005.

The Preferred Stock outstanding as of December 31, 2004 and 2005 were as follows:

	Series A Preferred		Series B Preferred		Series C Preferred
	Shares	Amount	Shares	Amount	Shares	Amount	Total

January 1, 2004	1,428,570	$5,780	—	$—	—	$—	$5,780
Issuance of Series B Preferred	—	—	2,052,479	19,375	—	—	19,375
Accretion of redemption	—	309	—	125	—	—	434
Accretion of implied Dividends	—	—	—	71	—	—	71

December 31, 2004	1,428,570	$6,089	2,052,479	$19,571	—	$—	$25,660

Issuance of Series C Preferred	—	—	—	—	926,167	8,678	8,678
Accretion of BCF	—	—	—	—	—	19	19
Accretion of redemption	—	143	—	589	—	297	1,029
Accretion of implied dividends	—	—	—	328	—	—	328
Conversion to common shares	(1,428,570)	(6,232)	(2,052,479)	(20,488)	(926,167)	(8,994)	(35,714)

December 31, 2005	—	$—	—	$—	—	$—	$—

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The conditions of Series A, Series B and Series C Preferred are as follows:

Voting

Holders of the Series A and Series B preferred stock are entitled to one vote per share of preferred stock and vote together with the holders of common stock on all matters. The Series C preferred stock has no voting rights.

Dividends

Holders of the preferred stock are entitled to receive non-cumulative dividends when declared, and such dividends are payable in preference to any dividend declared for holders of common stock. No dividends had been declared or paid through December 31, 2005. The holders of the preferred stock participate equally in earnings with the holders of the common shares after the allocation of preferred dividends and accretion.

Liquidation preference

In the event of any liquidation or dissolution of the Company, holders of the Series A preferred stock are entitled to $4.39 per share, plus unpaid dividends, and holders of the Series B preferred stock are entitled to $13.51 per share, plus unpaid dividends. After the payment of all preferential amounts required to be paid to the holders of the Series A and B preferred stock upon liquidation or dissolution of the Company, any remaining distributable assets shall be distributed ratably among the holders of common stock and the Series C preferred stock of the Company.

Accretion of Beneficial Conversion Feature

A beneficial conversion feature (“BCF”) exists when, at the date of issuance, a share of preferred stock is convertible into common stock and the fair market value of the underlying common stock is in excess of the preferred share purchase price. At the date of issuance of the Series A, Series B and Series C preferred stock, the Company recognized $216, $0 and $19 in charges related to the accretion of a BCF. As the shares were convertible at the option of the holder at the issuance date, the entire BCF was recognized on the issuance date.

Accretion of Redemption

Each of the Series A, Series B and Series C preferred stock is redeemable for an amount in excess of their issuance price. As a result, the difference between the redemption value and the issuance price of the preferred stock increases the carrying value of the preferred stock and is being charged to retained earnings using the effective interest rate method from the date of issuance to the earliest date of redemption. The Series A preferred stock redemption accretion was $283, $309 and $143 for the years ended 2003, 2004 and 2005, respectively. The Series B preferred stock redemption accretion was $125 and $589 for the years ended 2004 and 2005, respectively. The Series C preferred stock redemption accretion was $297 for the year ended 2005.

Conversion

Upon completion of the Company’s IPO, each share of Series A, Series B and Series C preferred stock was converted into one share of common stock. Upon conversion of the Series A, Series B and Series C preferred stock into our common stock, the carrying value of the preferred stock (the issuance price plus all prior accretion charges) at the IPO was transferred into common stock and additional paid in capital. The carrying values of the Series A, Series B and Series C preferred stock on the date of the IPO were $6,232, $20,488, and $8,994, respectively.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are entitled to receive dividends subject to the rights of holders of any Preferred Stock outstanding.

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock sufficient shares to effect conversion of outstanding shares of Preferred Stock and exercise of stock options granted.

The amount of such shares of common stock reserved for these purposes at December 31, 2004 and 2005 was as follows:

	2004	2005

Conversion of Preferred Stock	3,481,049	—
Outstanding common stock options	704,000	1,522,135

	4,185,049	1,522,135

In connection with the Company’s IPO, the Company issued 4,900,000 ADSs, each representing one common share. In addition, the Company issued 4,407,216 common shares in connection with the conversion of all of the Company’s preferred stock upon the IPO. Outstanding shares of common stock at December 31, 2004 and 2005 are as follows:

	2004	2005

Common stock issued before December 31, 2003	10,000,000	10,000,000
ESOA	500,000	500,000
Additional issuance upon initial public offering	—	4,900,000
Conversion of preferred shares	—	4,407,216

	10,500,000	19,807,216

12.	Stock Option Grants

Stock options may be granted to the Company’s officers and employees who have contributed to the Company’s establishment, management or innovation in technology, or who are capable of making such contribution. Stock options may only be granted if approved by a special resolution of the Company’s shareholders. Additionally, the total number of shares into which the options are exercisable may not exceed 10% of the total number of the Company’s then issued and outstanding shares.

The Company’s stock options vest between two and four years from the date they are granted and can be exercised during the time period determined at the general meeting of our shareholders, which must be between (i) the day immediately following the second anniversary of the date on which the stock options are granted and (ii) the seventh anniversary from the date of such grant.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the stock option activity for the years ended December 31, 2004 and 2005:

		Weighted-Average	Weighted-Average
	Number of	Exercise	Fair Value
	Stock Options	Price per Share	at Date of Grant

Stock options outstanding as of January 1, 2004	—	—	—
Options granted	794,000	$4.22	$5.06
Options forfeited	(90,000)	4.22	5.06

Stock options outstanding as of December 31, 2004	704,000	4.22	5.06

Options granted	1,011,385	8.81	4.16
Options forfeited	(193,250)	5.71	5.00

Stock options outstanding as of December 31, 2005	1,522,135	$7.08	$4.47

For the years ended December 31, 2004 and 2005, the Company granted 794,000 and 889,876 stock options, respectively, with exercise prices less than the stock price at the date of grant. These stock options had weighted-average exercise prices of $4.22 and $8.09 and weighted-average fair values of the options were $5.06 and $4.11, respectively. For the year ended December 31, 2005, the Company granted 70,509 stock options, with exercise prices greater than the stock price at the date of grant. These stock options had weighted-average exercise prices of $15.65 and weighted-average fair value of the options was $3.94. The Company granted 51,000 stock options, with exercise prices equal to the stock price. These stock options had weighted-average exercise prices of $12.00 and weighted-average fair value of the options was $5.47. All these stock options are included in the table above.

See footnote 18. Stock Compensation Expenses, for expenses incurred for the year ended December 31, 2004 and 2005. Stock option compensation expense is recognized using the FIN 28 model over the vesting period.

The stock options outstanding as of December 31, 2005 were in the following exercise price ranges:

		Weighted-Average	Weight-Average
	Number of	Exercise	Remaining
Exercise Price Range	Stock Options	Price per Share	Contractual Life

$3.9 - $6.0	681,000	$4.51	6
$6.1 - $8.5	739,626	8.45	7
$8.6 - $12.0	68,000	11.77	7
$12.1 and over	33,509	19.61	7

	1,522,135	$7.08	6

Based on the vesting schedule of options, no options were exercisable at December 31, 2005.

The Company uses a Black-Scholes model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions for grants in 2004 and 2005.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004	2005

Expected dividend yield	0%	0%
Risk free interest rate	3.42%	4.20%
Expected volatility	70%	70%
Expected life	2.11 years	2.44 years
Weighted average value of stock	$8.21	$9.05

Future annual amortization of deferred stock option compensation expense as of December 31, 2005 is as follows:

2006	$2,885
2007	1,594
2008	212
2009	29

Total	$4,720

13.	Employee Stock Ownership Association

To recognize past performance, on June 2, 2004 the Company sold 500,000 shares of common stock at a price of approximately $0.86 per share through an Employee Stock Ownership Association (“ESOA”) in accordance with Korean Employee Welfare Law. All employees other than the Chief Executive Officer were eligible to participate in the ESOA. No future service is required from participating employees, and the entire compensation expense of $2,666 (including effect of foreign currency translation) was recognized in 2004 based upon the excess of the fair market value over the purchase price. The fair value per share of $6.10 was determined by an independent third party valuation specialist.

14.	Virtual Stock Options

On October 8, 2004, WiderThan Americas granted Virtual Stock Options (“VSOs”) to employees of WiderThan Americas in exchange for pre-existing, vested options in order to provide equity-based incentive compensation to employees of WiderThan Americas. Each VSO consisted of (i) a stock appreciation right to be settled in cash at the earlier of a public listing or sale of the Company in an amount equal to the public listing price or sale price per share less the grant price, and (ii) a stock appreciation right issuable upon a public listing to be settled in cash for the difference between the public listing price per share and the fair market value at the date of exercise. The VSOs were designed to simulate a stock option grant of the Company’s common stock, which under Korean commercial law, cannot be issued to employees of a non-Korean subsidiary unless the Company is listed on a Korean stock exchange. In the event of an IPO on a Korean stock exchange, instead of the stock appreciation right described in (ii) above, VSO holders would receive a stock option with an exercise price equal to the public listing price. Compensation expense is recognized for changes in VSO value at each balance sheet date based upon a valuation by an independent third party valuation specialist.

The Company issued two tranches of VSOs that differed only in terms of grant price and vesting provisions. Tranche A VSOs were issued to former WiderThan Americas option holders in exchange for pre-existing WiderThan Americas options. The value of the 50% of the Tranche A VSOs that were vested at the time of grant is included as part of purchase consideration. Tranche B VSOs were issued to former WiderThan Americas employees as additional incentive compensation.

The Tranche A VSO stock appreciation rights vest 50% at the date of grant and 50% at April 8, 2005, subject to continuous employment. Tranche B VSO stock appreciation rights vest 33.3% per year starting on

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the first anniversary date from October 8, 2004. Tranche B VSO stock appreciation rights unvested at the public listing date are exercisable three times per year on specific dates until the fifth anniversary of the public listing.

Contingently issuable stock appreciation rights issued upon a public listing vest 50% upon each of the first and second anniversaries of the public listing date. Vested Tranche A VSO and Tranche B VSO stock appreciation rights remain outstanding upon termination of employment.

On August 11, 2005, in connection with the VSO Exchange described below, all of the VSOs granted by WiderThan Americas were cancelled. As a result, the Company recorded the elimination of its VSO liability of $748 with a corresponding increase in additional paid-in capital (“APIC”). The impacts on APIC are shown net of issuing the KSO Cancellee and VSO Replacement Cash Rights in the accompanying consolidated statement of changes in stockholders’ equity.

The compensation expense due to the VSOs charged in 2005 for the Tranche A VSOs and Tranche B VSOs totaled $409 as set forth below:

				Accrued	Compensation		Accrued
				Compensation	Expense for the	Effect of	Compensation
	Fair Value at			Liability as at	Period Ended	Foreign	Liability as at
	December 31,	Exercise	Number	January 1,	August 11,	Currency	August 11,
	2004	Price	of VSOs	2005	2005	Translation	2005

Tranche A	$5.16	$3.00	146,294	$238	$132	$7	$377
Tranche B	$6.26	$4.26	279,855	86	277	8	371

Total			426,149	$324	$409	$15	$748

15.	VSO Exchange

In August 2005, all of the VSOs granted by WiderThan Americas in connection with the Company’s acquisition of WiderThan Americas in October 2004 were cancelled. In exchange, holders of these VSOs were awarded cash rights (“VSO Replacement Cash Rights”) by Melody Share Corporation and, if eligible, stock options to purchase common shares of the Company (the cancellation and exchange to be referred to as the “VSO Exchange”). A VSO Replacement Cash Right entitles the holder to receive from Melody Share Corporation the excess of the price per ADS in the Company’s IPO (less underwriting commission) over $9.37. Payments to VSO Replacement Cash Right holders are due by Melody Share Corporation on June 30, 2006. Melody Share Corporation is a special purpose company organized under the laws of the Cayman Islands which the Company is required to consolidate under FIN 46(R).

As part of the VSO Exchange, Melody Share Corporation purchased 876,167 shares of Series C Preferred of WiderThan Co., Ltd. at a purchase price of $9.37 per share (an aggregate purchase price of $8,207). Under certain agreements entered into in the VSO Exchange, Melody Share Corporation converted all such Series C Preferred into common shares in connection with the Company’s IPO in December 2005 and sold all such common shares in the IPO. Melody Share Corporation will use the cash received in such sale to fund the VSO Replacement Cash Rights (Note 16) and KSO Cancellee Cash Rights (Note 17). Additionally, the Company incurred $177 in expense in 2005 in connection with additional support expected to be provided by the Company to Melody Share Corporation.

16.	VSO Replacement Cash Rights

On August 11, 2005, in connection with the VSO Exchange, Melody Share Corporation awarded to former holders of VSOs an aggregate of 490,955 VSO Replacement Cash Rights. The VSO Replacement Cash Rights had a value of $358 at the date of their issuance and are accounted for as stock appreciation rights in accordance with SFAS 123, and as such, any changes in their intrinsic value will be charged to compensation

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense. The amount of $390, the difference between compensation already recognized of $748 and intrinsic value of the VSO Replacement Cash Rights on the date of replacement of $358, reduced the liability to $358, with a corresponding increase to additional paid-in capital. As Melody Share Corporation is consolidated in the accompanying consolidated financial statements, any compensation expense incurred by Melody Share Corporation related to these VSO Replacement Cash Rights is recorded as compensation expense in the Company’s financial statements in accordance with SFAS 123.

As set forth in Note 14 above, the accumulated liability of the VSOs at August 11, 2005, which represents the amount of compensation expense recorded by the Company to such date, was $748. As a result, in connection with the issuance of the VSO Replacement Cash Rights, the Company recognized as a compensation expense only the amount by which the value of the VSO Replacement Cash Rights on December 9, 2005, the date of the Company’s IPO, exceeded the compensation expense already charged of $748. Since that value at the date of the IPO was $875, the Company incurred a compensation charge and a corresponding charge to VSO Replacement Cash Right liability in the amount of $127.

17.	KSO Cancellee Cash Rights

On August 11, 2005, one board member and one employee forfeited an aggregate of 116,000 partially vested stock options previously granted and were awarded an aggregate of 185,212 fully vested KSO Cancellee Cash Rights by Melody Share Corporation. Similar to a VSO Replacement Cash Right, a KSO Cancellee Cash Right entitles the holder to receive from Melody Share Corporation the excess of the price per ADS in the Company’s IPO (less underwriting commission) less $9.37.

In accordance with SFAS 123, the Company accounted for this transaction as an exchange of a non-vested award for a vested award and, on August  11, 2005, recognized the difference between the fair value of the KSO Cancellee Cash Rights on their grant date, $603, and the compensation expense amount previously recognized for the partially vested stock options as of August 11, 2005, $151, or $452 of compensation expense.

The value of the KSO Cancellee Cash Rights at December 9, 2005, the date of the Company’s IPO, was $332. However, after recording the additional $452 of compensation expense referred to above, the Company has already recognized $603 of total compensation expense relating to the issuance of the KSO Cancellee Cash Rights. Therefore, no further compensation expense is recognized relating to the change in value of the KSO Cancellee Cash Rights at the date of Company’s IPO.

18.	Stock Compensation Expenses

Stock compensation expenses for the years ended December 31, 2004 and 2005 consist of the following:

	2004	2005

Stock options	$171	$2,028
ESOA	2,666	—
VSOs	192	409
Change in value of VSO replacement cash rights	—	127
Issuance of KSO cancellee cash rights	—	603
Issuance of series C preferred stock	—	19
Additional support to Melody Share Corporation	—	177

Total stock compensation expense	$3,029	$3,363

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Income Taxes

Income tax expense for the years ended December 31, 2003, 2004 and 2005 consists of the following:

	2003	2004	2005

Income before income taxes
Domestic	$8,371	$6,103	$9,378
Foreign	—	(111)	2,762

	8,371	5,992	12,140

Current income taxes
Domestic	2,685	1,833	3,033
Foreign	16	218	614

	2,701	2,051	3,647

Deferred income taxes
Domestic	(119)	113	144
Foreign	—	—	—

	(119)	113	144
Effect of foreign currency translation	1	(8)	—

Total income tax expense	$2,583	$2,156	$3,791

The preceding table does not reflect the tax effects of earnings in the Company’s equity method investments. These earnings are presented net of tax effects of $60, $27 and $18 for the years ending December 31, 2003, 2004 and 2005, respectively, in the accompanying consolidated statement of operations.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities as of December 31, 2004 and 2005 are as follows:

	2004	2005

Current deferred income tax assets (liabilities)
Deferred income	$207	$219
Deferred costs	(26)	(196)
Accrued expenses	909	578
Bad debt expenses	(16)	164
Other	2	(37)

	1,076	728
Less: Valuation allowance	(452)	(79)

	$624	$649

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004	2005

Non-current deferred income tax assets (liabilities)
Depreciation and amortization	$(325)	$(557)
Reserve for research and manpower development	(496)	(440)
Intangible assets	(1,084)	(927)
Net operating loss carryforwards	4,221	3,849
Other	94	99

	2,410	2,024
Less: Valuation allowance	(3,128)	(2,914)

	$(718)	$(890)

All tax assets are recorded regardless of realizability. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse. After considering positive and negative evidence, a valuation allowance is established when the Company determines that it is more likely than not that a deferred tax asset will not be realized to reduce assets to their realizable value. Considerable judgements are required in establishing deferred tax valuation allowances. Based upon an analysis of various factors, the Company has determined that it is more likely than not that it will realize its net deferred tax assets arising from the operations of the parent company. However, the Company’s subsidiary, WiderThan Americas, has had operating losses since the acquisition of it by the Company, and has had cumulative losses in recent years prior to the acquisition. Based upon this evidence and the Company’s current projections for its US operations within the foreseeable future, the Company believes that it is more likely than not that the Company will be unable to utilize the net operating losses acquired from WiderThan Americas and has recorded a full valuation allowance of $2,993 on the net deferred tax assets of WiderThan Americas. The Company’s net operating loss carryforwards are also subject to Internal Revenue Code Section 382 limitations by virtue of their acquisition from WiderThan Americas. As these net operating loss carryforwards do not expire until 2021, the Company will continue to monitor the valuation allowance for the net deferred tax assets associated with WiderThan Americas, and may determine that a portion of the net operating losses will more likely than not be utilized in the future. At such a time, the Company will reduce its valuation allowance accordingly.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2003 and 2004 and 27.5% in 2005 in accordance with the Corporate Income Tax Law.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follows:

	December 31,
	2003	2004	2005

Tax expense (benefit) at Korean statutory tax rate	$2,485	$1,780	$3,338
Tax credit	(308)	(639)	(264)
Foreign tax differential	—	(12)	192
Stock compensation expenses	—	923	925
Other non-duductible items	41	63	128
Provision for tax contingency	434	—	—
Change in valuation allowances	—	102	(587)
Change in statutory tax rate	(25)	—	—
Others	(44)	(61)	59

Total income tax expense	$2,583	$2,156	$3,791

The change in valuation allowance for the year ended December 31, 2004 presented above excludes the valuation allowance of $3,478 included in the opening balance sheet of WiderThan Americas upon acquisition.

20.	Operations by Geographic Area

Geographic information for the years ended December 31, 2003, 2004 and 2005 is based on the location of the distribution entity. Revenues by geographic region are as follows:

	December 31,
	2003	2004	2005

Korea	$55,630	$51,833	$65,730
Asia (excluding Korea)	2,799	1,847	9,960
Americas	—	8,651	23,869
Europe, Middle East and Africa	615	501	1,858

	$59,044	$62,832	$101,417

Over 66% of the Company’s property, plant and equipment is located in Korea at December 31, 2005.

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Earnings Per Share

The following tables set forth the computation of basic and diluted shares for the years ended December 31, 2003, 2004 and 2005. Weighted average shares outstanding are considered outstanding from their date of issuance and are weighted accordingly.

	2003		2004		2005
Shares and Share Equivalents	Basic	Diluted	Basic	Diluted	Basic	Diluted

Common Shares	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Employee Stock Ownership Association Shares	—	—	293,151	293,151	500,000	500,000
Outstanding Stock options	—	—	—	33,842	—	122,099
Issuance of new shares and conversion of preferred shares	—	—	—	—	458,986	458,986

Weighted average shares outstanding	10,000,000	10,000,000	10,293,151	10,326,993	10,958,986	11,081,085

The Series C Preferred were not issued until August 2005 and are therefore excluded from the above calculation of pro forma weighted average number of shares outstanding in 2004.

The Company has various securities which are dilutive to the basic earning per share (“EPS”) calculations. The ESOA consists of common shares issued from the Company to the association and are considered outstanding shares in the denominator of the basic and diluted EPS calculation as of the date of issue. Employee stock options granted are also considered as part of the shares outstanding in the denominator of the diluted EPS calculation from the date of grant. Each stock option entitles the holder to obtain one common share. All of the Series A, Series B and Series C Preferred are convertible at a rate of one preferred share to one common share. The Series A, Series B and Series C Preferred are considered converted and outstanding in the denominator of the diluted EPS calculation, as common shares, as of their date of issuance.

For the years ended December 31 2003, 2004 and 2005, the effect of the Series A, Series B and Series C Preferred are excluded from all periods’ diluted EPS calculation as their effects are anti-dilutive.

22.	Related Party Transactions

Melody Share Corporation

Melody Share Corporation financed its purchase of 876,167 shares of the Company’s Series C Preferred through a loan from a bank. Two of our shareholders formed WTIC to provide financial support to Melody Share Corporation in obtaining the loan. Support was provided in the form of a put agreement pursuant to which WTIC agreed to purchase from the lender or Melody Share Corporation the Series C Preferred that Melody Share Corporation pledged as security to the lender if Melody Share Corporation becomes unable to repay the loan in full.

As mentioned in Note 15, in connection with the Company’s IPO, Melody Share Corporation converted all of its Series C Preferred into common shares and sold all such common shares in the IPO. With the proceeds from this sale, Melody Share Corporation repaid in full its bank loan of $9,209 on December 14, 2005.

The Company holds an implicit variable interest in Melody Share Corporation as set forth in FASB Staff Position No. FIN 46(R)-5, Implicit Variable Interests under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities due to Melody Share Corporation’s liability to make cash payments to holders of VSO Replacement Cash Rights and KSO Cancellee Cash Rights, all of whom are

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

either existing or former employees of the Company or directors of the Company. As a result, the Company is still required to consolidate Melody Share Corporation post-IPO.

WT Investor Corp. (“WTIC”)

In connection with the VSO Exchange, the Company agreed to reimburse WTIC for up to $170 in expenses in connection with the entire VSO Exchange transaction in the event that WTIC did not receive all or any portion of the facilitation fee of $400 to which it may be entitled upon completion of offering. With respect to this obligation, however, the reimbursable expenses are limited to a maximum amount of $170, and thus the Company does not consider them to be significant and therefore the Company believes that no further disclosure is required under FIN 45.

Upon the occurrence of the IPO, the loan guarantee between Melody Share Corporation and WTIC was satisfied as the loan was repaid. Additionally, the $170 of expenses were no longer guaranteed by the Company. Therefore, WTIC no longer has any interest implied or explicit variable interest in Melody Share Corporation and the Company is no longer the primary beneficiary in WTIC. As a result, after the IPO, the Company is no longer required to consolidate WTIC.

SK Telecom and SK Group Affiliates

At December 31, 2005, SK Telecom (“SKT”) is a related party by virtue of 10.1% ownership of the Company. During 2004 and 2005, the Company generated 80.0% and 65.4%, respectively, of its revenue from SKT. At December 31, 2004 and 2005, accounts receivable from SKT amounted to 69.1% and 56.3%, respectively, of total accounts receivable.

Under the amended and restated divestiture agreement, dated December 22, 2004, entered into by certain of our shareholders, SKT possesses a right of first refusal to acquire the Company within a reasonable time in the event of a proposed sale of assets or stock, a merger or transfer of a substantial portion of the Company’s business. This right of first refusal is valid during the period of three years from the date of the agreement.

Transactions for the years ended December 31, 2003, 2004 and 2005 between the Company and its related parties are as follows:

	December 31,
	2003		2004		2005
	Service	System	Service	System	Service	System
	Revenues	Sales	Revenues	Sales	Revenues	Sales

SK Telecom, Co., Ltd.	$34,273	$23,413	$45,846	$4,407	$58,073	$8,286
Other SK Group affiliates	—	188	800	29	1,096	837

	$34,273	$23,601	$46,646	$4,436	$59,169	$9,123

	December 31,
	2003		2004		2005
	Cost of	Cost of	Cost of	Cost of	Cost of	Cost of
	Service	System	Service	System	Service	System
	Revenues	Sales	Revenues	Sales	Revenues	Sales

SK Telecom, Co., Ltd.	$61	$50	$1,039	$9	$1,816	$32
SK Networks	319	482	164	—	243	70
SK Communications	—	—	—	—	220	—
Other SK Group affiliates	560	486	261	—	52	—

	$940	$1,018	$1,464	$9	$2,331	$102

WIDERTHAN CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Account balances as of December 31, 2004 and 2005 between the Company and its related parties are as follows:

	December 31,
	2004		2005
	Receivables	Payables	Receivables	Payables

SK Telecom, Co., Ltd.	$12,971	$330	$19,664	$4
SK Networks	—	—	—	784
Seoul Records	—	—	27	375
SK Telecom International	—	—	276	—
Other SK Group affiliates	79	132	309	107

	$13,050	$462	$20,276	$1,270